OmnicomGroup

2022

PROXY STATEMENT
Annual Meeting of Shareholders

May 3, 2022 at 10:00 a.m.
Eastern Daylight Time

The Ritz-Carlton, Charlotte
201 East Trade Street
Charlotte, NC 28202



OmnicomGroup

A Letter from Omnicom's Lead Independent Director

To My Fellow Shareholders:

I am pleased to share key updates with you as I reflect on the past year in which Omnicom achieved a number of important accomplishments. As you'll see in the section entitled Compensation Discussion and Analysis beginning on page 50, Omnicom exceeded internal expectations for financial performance in 2021 as we continued to manage the ongoing challenges of COVID-19. We also realized significant progress against our diversity, equity and inclusion ("DE&I") goals, intensified our long-standing commitment to environmental sustainability, and continued our track record of shareholder engagement and responsiveness – all while executing on our long-term strategy to increase shareholder value. This year in particular, Omnicom realized measurable progress in four key areas detailed below:

Thoughtful Board Refreshment Enhances Diversity and Oversight. Omnicom's Board reflects a truly diverse group of individuals. Six of our 10 director nominees are female, four are African American and one is Latina. Two new members of the Board were appointed in February as part of our continued refreshment process – Patricia Salas Pineda, effective immediately, and Mark D. Gerstein, effective May 1, 2022. Ms. Pineda and Mr. Gerstein bring fresh perspectives and relevant legal and regulatory expertise, which strengthens our ability to effectively oversee Omnicom's execution of business and strategy. The Board will continue to evaluate its collective skill set to ensure that ongoing Board refreshment and the diverse backgrounds and qualifications of our directors support strong independent oversight.

Advancement of DE&I Efforts with Increased Accountability. Omnicom strives for our world-class talent to reflect the diversity of our global community, which we believe stimulates creativity and innovation across Omnicom and its agencies. Since launching OPEN 2.0 in 2020, our plan for achieving systemic equity throughout Omnicom, we took additional action to promote DE&I for our people, clients and communities and further embed DE&I in the culture of Omnicom and its agencies. In 2021, Omnicom fostered accountability for DE&I progress across our organization by establishing five key performance indicators ("KPIs"). These KPIs – hiring, promotion/career advancement, retention, training, and employee resource group participation – align agency efforts with the most impactful focus areas for Omnicom as a global organization. For more details on our specific action items to achieve systemic equity, and our detailed workforce diversity disclosures, please see pages 29 and 30. I also encourage you to review Omnicom's Corporate Responsibility Report for further DE&I information, which we publish each year.

Progress on Environmental Sustainability. In 2021, Omnicom strengthened the governance and oversight of our environmental efforts by appointing Karen van Bergen as our Chief Environmental Sustainability Officer, a newly created position. We also took significant strides in reducing our environmental impact as reflected in the progress made on our quantitative goals for reducing energy use and increasing electricity from renewable sources. We continue to evaluate our targets and goals to ensure our environmental-focused efforts hold us accountable on forward progress. Most recently, Omnicom committed to establishing science-based targets in line with a 1.5°C emissions scenario according to the Science Based Standards initiative criteria. We continue to look for opportunities to strengthen oversight of our environmental efforts and manage our footprint through rigorous, qualitative goals to reduce carbon emissions throughout our organization.

Continued Commitment to Shareholder Engagement and Responsiveness. Shareholder engagement remains an essential part of our Board and management's evaluation process, and we value our shareholders' perspectives. In 2021, we reached out to shareholders holding 65% of our outstanding shares with an invitation to engage. We spoke to every shareholder that accepted our invitation, which represented an aggregate of 40% of our outstanding shares. We continued our long-standing track record of responding to shareholder feedback, including the implementation of changes to our political contributions and trade association membership disclosures, executive compensation program, and environmental, social and governance ("ESG") reporting. Specifically:

- We disclosed on our website U.S. political contributions in 2020 and 2021 ($0 in each year), our payments to U.S. trade associations that receive more than $50,000 in annual Omnicom dues, and the amount of such dues or contributions that those trade associations allocated to lobbying or political activity payments in 2021.
- We reintroduced internal financial performance metrics in the fiscal 2021 annual cash incentive program, weighted at 25%, and continued to weight qualitative metrics, also at 25%, with an emphasis on managing the ongoing challenges of COVID-19, DE&I, environmental sustainability, and other corporate responsibility factors.
- We began reporting our sustainability efforts in alignment with the Sustainability Accounting Standards Board's guidance for the Advertising and Marketing industry.

On behalf of the entire Board, we thank you for your investment and look forward to our continued coordination with our management team in their execution of Omnicom's business strategies and shareholder value creation, and continuing our dialogue with Omnicom's shareholders on these important matters.

Leonard S. Coleman

Leonard S. Coleman, Jr.
Lead Independent Director

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

Subject:

1. Elect the directors named in the Proxy Statement accompanying this notice to the Company's Board of Directors to serve until the Company's 2023 Annual Meeting of Shareholders or until the election and qualification of their respective successors.
2. Vote on an advisory resolution to approve executive compensation.
3. Ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2022.
4. Vote on the shareholder proposal described in the accompanying Proxy Statement, if properly presented at the 2022 Annual Meeting of Shareholders.

The Board unanimously recommends that you vote:

- **FOR** each of the director nominees;
- **FOR** the advisory resolution to approve executive compensation;
- **FOR** the ratification of the appointment of KPMG LLP as our independent auditors; and
- **AGAINST** the shareholder proposal described in the accompanying Proxy Statement.

Shareholders will also transact any other business that is properly presented at the meeting. At this time, we know of no other matters that will be presented.

In accordance with the rules promulgated by the U.S. Securities and Exchange Commission, we sent a Notice of Internet Availability of Proxy Materials on or about March 24, 2022, and provided access to our proxy materials on the Internet, beginning on March 24, 2022, to the holders of record and beneficial owners of our common stock as of the close of business on the record date.

Please sign and return your proxy card or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented at the 2022 Annual Meeting of Shareholders, whether or not you plan to attend. If you do attend, you will be asked to present valid photo identification, such as a driver's license or passport, before being admitted. Cameras, recording devices and other electronic devices will not be permitted.

Additional information about the meeting is included below in this Proxy Statement in the section entitled "Information About Voting and the Meeting."

Michael J. O'Brien
Secretary

New York, New York
March 24, 2022



Meeting Date:
Tuesday, May 3, 2022



Time:
10:00 a.m. Eastern
Daylight Time



Place:
The Ritz-Carlton, Charlotte
201 East Trade Street
Charlotte, NC 28202



Record Date:
March 14, 2022

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at the 2022 Annual Meeting of Shareholders (or "2022 Annual Meeting"). This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire Proxy Statement carefully before voting.

Meeting Agenda and Voting Recommendations

ITEM 1: Election of Directors

The Board recommends a vote **FOR** each of the director nominees.

- We have conducted a comprehensive evaluation of director skill sets to ensure that each director's unique qualifications and attributes collectively support the oversight of Omnicom's management.
- Diversity is a core value at every level of our organization. A majority of our director nominees are female, four are African American and one is Latina. The Audit, Compensation and Finance Committees are all Chaired by female directors, and the Chair of the Governance Committee is African American.
- Nine of Omnicom's 10 director nominees are independent, and each of the Audit, Compensation, Governance and Finance Committees is comprised solely of independent directors.
- Each of our directors is elected annually by a majority of votes cast.

 

See page 12 for further information

DIRECTOR NOMINEES

Name and Age	Principal Occupation	Director Since	Omnicom Committees	Other Current Public Company Boards
Mary C. Choksi, (I), 71	Former Founding Partner and Senior Managing Director, Strategic Investment Group	2011	A (Chair) C	▪ White Mountains Insurance Group, Ltd.
Leonard S. Coleman, Jr. (I), 73 **Lead Independent Director**	Former President, National League of Professional Baseball Clubs	1993	C G (Chair)	▪ Hess Corporation ▪ Electronic Arts Inc.
Mark D. Gerstein, (I), 62	Partner, Latham & Watkins	2022	F	
Ronnie S. Hawkins, (I), 53	Managing Director, Global Infrastructure Partners	2018	F G	
Deborah J. Kissire, (I), 64	Former Vice Chair and Regional Managing Partner, EY	2016	A F	▪ Cable One, Inc. ▪ Axalta Coating Systems Ltd. ▪ Celanese Corporation
Gracia C. Martore, (I), 70	Former President and Chief Executive Officer, TEGNA Inc.	2017	A F (Chair)	▪ WestRock Company ▪ United Rentals, Inc.
Patricia Salas Pineda, (I), 70	Former Group Vice President of Hispanic Business Strategy, Toyota Motor North America	2022	G	▪ Levi Strauss & Company ▪ Frontier Group Holdings, Inc.
Linda Johnson Rice, (I), 64	Chief Executive Officer, Johnson Publishing Company	2000	C G	▪ Enova International, Inc.
Valerie M. Williams, (I), 65	Former Southwest Assurance Managing Partner, EY	2016	A F	▪ Devon Energy Corporation ▪ DTE Energy Co.
John D. Wren, 69	Chairman and Chief Executive Officer, Omnicom	1993		

(I): Independent   **A:** Audit   **C:** Compensation[1]   **F:** Finance   **G:** Governance

[1] Susan S. Denison, who currently serves as Chair of the Compensation Committee, has not been nominated for re-election and is stepping down pursuant to Omnicom's director retirement policy.

Board Nominees Snapshot

Independence

9 of 10
Director nominees
are independent



90%

Gender Diversity

6 of 10
Director nominees
are female

60%

Current Tenure of 2022 Nominees



3
> 15 Years

3
0-4 Years

1
10-15 Years

3
5-9 Years

Ethnic Diversity

5 of 10
Four Director nominees
are African American
and one is Latina



50%

Experience and Skills

- ⊘ Our director nominees are accomplished leaders who bring a mix of experiences and skills to the Board.

- ⊘ Our Board has identified skill categories fundamental to its ability to effectively oversee Omnicom's strategy and management, and undertakes a comprehensive evaluation to ensure these skills are well represented on the Board.

- ⊘ Two new members of the Board appointed in February as part of our continued refreshment process to bring fresh perspectives and relevant legal and regulatory expertise which strengthens our Board's ability to effectively oversee management's execution against business strategy.

📄 See pages 13 and 14 for further information.

GOVERNANCE HIGHLIGHTS

The Board has adopted, and periodically reviews, policies and procedures to guide it in its oversight responsibilities. These policies and procedures provide a framework for the proper operation of our Company and align with shareholders' interests.

Shareholder Rights	Independent Oversight	Good Governance
⊘ Annual election of all directors	⊘ Engaged Lead Independent Director with clear and robust responsibilities	⊘ Annual Board and committee evaluations and skill set assessment
⊘ Majority voting standard in uncontested elections	⊘ All directors are independent except the Chairman, who also serves as CEO	⊘ Director orientation and continuing education
⊘ Proxy access rights consistent with overwhelming market practice	⊘ Executive sessions of our independent non-management directors are conducted on a regular basis	⊘ Strong equity ownership requirement for executives and directors (3x to 6x base salary for executives; 5x annual cash retainer for directors)
⊘ Right to call a special meeting of the Board with 10% ownership threshold	⊘ All Board committees are comprised solely of independent directors	⊘ Robust processes for confidential and anonymous submission by employees of concerns regarding accounting or auditing matters, as well as potential violations of our Code of Business Conduct or Code of Ethics for Senior Financial Officers
⊘ Longstanding shareholder engagement program and history of responsiveness to shareholder feedback	⊘ Comprehensive oversight of strategy and risk, including oversight of ESG strategy and risk	

SHAREHOLDER ENGAGEMENT

Ongoing shareholder engagement is a priority for our Board and management team. In 2021, we reached out to shareholders holding 65% of our outstanding shares with an invitation to engage. We spoke to every shareholder that accepted our invitation, which represented an aggregate of 40% of our outstanding shares. As in prior years, Mr. Coleman, our Lead Independent Director, was an active participant in select shareholder meetings. Broad topics discussed included:

- Company strategy and performance
- Company management of ongoing COVID-19 challenges
- Board composition, refreshment and leadership
- Management succession planning
- Executive compensation program
- DE&I efforts across the organization
- Lobbying and political spending policies and disclosures
- Human capital management initiatives
- Governance practices
- Environmental sustainability initiatives

We have made a number of changes in recent years in response to the feedback we have received from our ongoing shareholder engagement efforts, which management regularly reviews with the Board, including:

Topics discussed with shareholders	Board and management actions in response to feedback
Board Leadership – A large majority of our shareholders indicated they are supportive of the combined Chair and CEO positions given our strong Lead Independent Director role, the critical nature of client-chairman relationships in our professional services business, and the complex nature of our rapidly changing industry	▪ The role and responsibilities of our Lead Independent Director are robust and clearly defined ▪ Based on shareholder feedback, the independent members of the Board initially elected Mr. Coleman to serve as our Lead Independent Director in December 2015, and Mr. Coleman has since been re-elected by the independent directors annually ▪ The Board continues to evaluate its leadership structure on an ongoing basis to ensure its structure is in the best interest of shareholders
Board Refreshment – Shareholders are pleased with the level of progress we have shown to meaningfully refresh and further diversify our Board	▪ The Board has implemented a thoughtful approach to refreshment, including adoption of a mandatory retirement policy, which fosters a smooth transition ▪ Six of our nine independent director nominees have been appointed since March 2016, including two appointed in February 2022 ▪ The Board anticipates continued Board refreshment on an ongoing basis
Director Skill Sets – Shareholders support the diverse aggregation of skills represented by the members of our Board, and appreciate the deliberate director skill set analysis undertaken by the Board to inform the director recruitment process	▪ The Board continues its search for qualified director candidates, with ongoing assistance by a third-party search firm ▪ The current mix of director skills provides effective oversight of management, with those skill categories with the highest levels of director experience, namely Talent Management, Finance & Accounting, and Risk Management & Controls, aligning with the Company's top priorities and critical areas of oversight that shareholders expect to see represented on the Board ▪ The recent appointment of both Mark D. Gerstein and Patricia Salas Pineda brings fresh perspectives and complementary skills to the Board's overall mix, including the highest level of Legal/Regulatory experience ▪ The Board conducted a deliberate director skill set analysis and has identified and discussed with shareholders certain director skill categories that it intends to prioritize with respect to prospective director candidates
Executive Compensation – Shareholder response to changes implemented by the Compensation Committee to our executive compensation program for 2021, further strengthening pay and performance alignment and motivating executives against key focus areas, has been overwhelmingly positive	▪ In fiscal 2021, the Compensation Committee decreased weighting of qualitative metrics to 25% from 50% in fiscal 2020 to increase alignment between company financial performance and pay outcomes; the Compensation Committee also reintroduced internal metrics for fiscal 2021 which were excluded the prior year due to difficulty of setting absolute internal goals in an uncertain environment and to increase focus on actions responsive to impact of the pandemic; both actions were in response to shareholder feedback ▪ These enhancements build off the changes the Compensation Committee implemented to our executive compensation structure in fiscal 2020 to further align pay with the achievement of criteria relating to management's ongoing response to COVID-19, further promote accountability for progress on our DE&I initiatives, and make the compensation program more consistent with our peer group of companies

Topics discussed with shareholders	Board and management actions in response to feedback
DE&I and Corporate Responsibility – Shareholders appreciate the importance we place on DE&I and corporate responsibility, including steps taken to move towards achieving systemic equity throughout Omnicom, and enhancements made to our diversity disclosures	▪ We provided additional diversity disclosures for our U.S. workforce in 2021, and are committed to continuing this level of disclosure going forward ▪ We are progressing against KPIs measuring advancement under OPEN 2.0, a plan comprised of eight Action Items that builds on the DE&I progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom ▪ Omnicom began reporting our sustainability efforts in alignment with the Sustainability Accounting Standards Board's guidance for the Advertising and Marketing industry ▪ Omnicom has committed to the Science-Based Targets Initiative, which enables companies to set science-based targets in line with 1.5°C emissions scenarios and publicly audits companies on their emissions reduction efforts to ensure adherence
Lobbying and Political Spending – Shareholders have responded positively to Omnicom's Political Contributions Policy and enhanced disclosures regarding U.S. political contributions and trade association payments	▪ Omnicom has procedures in place to provide oversight of our limited political activities, including a Political Contributions Policy, which was informed by shareholder input and adopted by the Board in 2021 ▪ Omnicom does not make political contributions at the holding company level, and following input from our shareholders, we disclosed that Omnicom and its agencies made no U.S. political contributions in 2020 or 2021 ▪ Omnicom has recently enhanced our trade association membership disclosures in response to shareholder feedback to include payments to U.S. trade associations that received more than $50,000 in Omnicom dues or contributions, and the amount of such dues or contributions that those trade associations used for lobbying or political activity payments in 2021

We appreciate the insights and perspectives of our shareholders, which were discussed among the full Board.

ITEM 2: Advisory Resolution to Approve Executive Compensation

The Board recommends a vote **FOR** this voting item.

- We closely tie pay to current and long-term Company performance;
- We maintain a high degree of variable, "at-risk" compensation;
- We establish challenging quantitative performance metrics that align with our business strategy, which determine 75% of our Annual Cash Incentive Award;
- We determine 25% of our Annual Cash Incentive Award by assessing certain qualitative performance metrics, including our responses to ongoing COVID-19 challenges; diversity, equity and inclusion; and corporate values and integrity; and
- We sustain competitive compensation levels.

 

See page 41 for further information

EXECUTIVE COMPENSATION HIGHLIGHTS

In 2020, the Compensation Committee modified the manner in which we previously determined and disclosed annual compensation. The Committee made these changes in response to feedback from shareholders and analysis of the Company's executive compensation practices against those of our peers. Prior to the 2020 program, the methodology of the Incentive Award awarded pursuant to Omnicom's Senior Management Incentive Plan was used to determine the amount of both a cash award and an equity award (specifically, performance restricted stock units (or "PRSUs") for our Chief Executive Officer (or "CEO") and Chief Financial Officer (or "CFO") and restricted stock units (or "RSUs") for our other named executive officers (or "NEOs")). In determining compensation for 2020, the Compensation Committee decided to utilize the Incentive Award process to determine the amount of the cash award only (the "Annual Cash Incentive Award"). This change in methodology requires us to disclose the equity awards with respect to the year in which they are granted, rather than, as we have done historically, with respect to the recently completed fiscal year. As a result, the equity awards granted in 2021 are disclosed this year in our 2021 Summary Compensation Table on page 65 and described in the section entitled "Compensation Discussion and Analysis."

In addition, in determining compensation for performance in 2021, the Committee decreased the weighting of qualitative metrics to 25% from 50% in fiscal 2020 to increase alignment between Company financial performance and pay outcome, and reintroduced internal metrics (weighted at 25%), which were excluded in the prior year due to difficulty of setting absolute internal goals in an uncertain environment and to increase focus on actions responsive to impact of the pandemic. Finally, the Committee recognized that management of the ongoing challenges of COVID-19 and decisions made to strengthen our business for the long-term continued to be important measures of performance in 2021, as well as the desire to further promote accountability for progress on our DE&I and corporate responsibility initiatives. These factors were included in determining the Annual Cash Incentive Award.

The chart below outlines the changes to the metrics used in determining our Annual Cash Incentive Award, and the program is discussed in greater detail below in the section entitled "Calculation of Annual Cash Incentive Award" on page 54.

Changes to **the metrics** for determining our Annual Cash Incentive Award in 2021 to better assess performance:

2020 Metrics to calculate Annual Cash Incentive Award	2021 Metrics to calculate Annual Cash Incentive Award
50% Peer Metrics (performance vs. peers): ▪ *Return on equity, organic revenue growth, operating income margin, organic growth plus operating income margin* *No Performance Metrics (performance vs. OMC targets)* *50% Qualitative Metrics:* ▪ *Responses to COVID 19 challenges; diversity, equity and inclusion; and corporate values and integrity*	*50% Peer Metrics (performance vs. peers):* ▪ *Return on equity, organic revenue growth, operating income margin, organic growth plus operating income margin* *25% Performance Metrics (performance vs. OMC targets):* ▪ *Diluted EPS growth, EBITA margin, organic growth* *25% Qualitative Metrics:* ▪ *Responses to COVID 19 challenges; diversity, equity and inclusion; and corporate values and integrity*



Compensation Best Practices

⊘ Emphasis on performance-based compensation

⊘ Executive and director stock ownership guidelines (6x base salary for CEO; 3x base salary for CFO; 5x annual cash retainer for directors)

⊘ Policy adopting equity grant best practices

⊘ Compensation forfeiture/clawback policy

⊘ Policy prohibiting hedging of company equity securities

⊘ Policy prohibiting pledging and margin transactions

ITEM 3: Ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2022

The Board recommends a vote **FOR** this voting item.

 

See page 73 for further information

ITEM 4: Shareholder Proposal Regarding Political Spending Disclosure

The Board recommends a vote **AGAINST** this voting item.

 

See page 75 for further information

TABLE OF CONTENTS

ITEM 1 — ELECTION OF DIRECTORS

Omnicom Board of Directors

The Board of Directors of Omnicom Group Inc., a New York corporation ("Omnicom," the "Company," "we," "us" or "our"), currently consists of 11 directors, with 10 being nominated for re-election at the 2022 Annual Meeting of Shareholders and one stepping down pursuant to Omnicom's director retirement policy. The 10 director nominees include: nine independent directors, and John D. Wren, our Chairman and Chief Executive Officer. Each director stands for election annually and is elected by a majority of votes cast (in an uncontested election). Our Board values the views of our investors regarding board composition and, in response to investor input, has made board refreshment a priority.

- Our Board succession planning process has resulted in six of our nine independent director nominees having been appointed since 2016, bringing important and complementary skills to the Board's overall composition.
  - ⊘ Patricia Salas Pineda, the former Group Vice President of Hispanic Business Strategy for Toyota Motor North America, Inc., joined our Board and Governance Committee in February 2022.
  - ⊘ Mark D. Gerstein, a Partner at Latham & Watkins LLP, was appointed to our Board and Finance Committee in February 2022, with his appointment being effective on May 1, 2022.
  - ⊘ Four additional independent directors have joined our Board since 2016, reflecting robust Board refreshment and contributing new director skills and perspectives to our Board.
- The Board anticipates appointing additional independent directors on an ongoing basis.

As we continue our ongoing Board refreshment, we remain focused on ensuring a smooth transition and onboarding process for new directors.

DIRECTOR TENURE

A balanced mix of fresh perspectives and institutional knowledge enables strong Board oversight of management. The 2022 director tenure chart below illustrates this balance and reflects the meaningful board refreshment that has been underway over the last several years.

Current Tenure of 2022 Nominees



3	3
> 15 Years	0-4 Years

1	3
10-15 Years	5-9 Years

QUALIFICATIONS OF THE MEMBERS OF THE BOARD

In determining the nominees for the Board, our Governance Committee considers the criteria outlined in our Corporate Governance Guidelines including a nominee's independence, his or her background and experience in relation to other members of the Board, and his or her ability to commit the time and focus required to discharge Board duties. In addition, our Governance Committee considers the composition of the Board as a whole and diversity in its broadest sense, including persons diverse in gender and ethnicity as well as diversity of viewpoints, ages, and professional and life experiences. The Governance Committee considers a broad spectrum of skills and experience to ensure a strong and effective Board and nominees are neither chosen nor excluded solely or largely based on any one factor.

Our Board seeks to align our directors' collective expertise with those areas most important to strong oversight of management at Omnicom. Accordingly, we periodically evaluate Board composition to help inform Board succession planning efforts, maintain close alignment between Board skills and Omnicom's long-term strategy, and promote Board effectiveness. We have implemented a rigorous skills analysis for each of our directors and have found that those skill categories with the highest aggregate level of director experience, namely Talent Management, Finance & Accounting, and Risk Management & Controls, align with the areas most critical to Board oversight at Omnicom. The chart below outlines the skill and experience categories our Board periodically evaluates, as well as the importance of each category to overall Board effectiveness.

Risk Management & Controls		Robust risk management is a foundational component of strong Board oversight, and we believe that the Board must include directors who possess a sophisticated ability to understand, measure and mitigate risk.
Finance & Accounting		Financial and accounting expertise is essential to ensuring the integrity of our internal controls, critically evaluating our performance, and providing insight and counsel with respect to our financial reporting, capital structure and approach to capital allocation.
Talent Management		Our ability to attract and retain the most talented professionals is fundamental to the success of a professional services business such as ours, and the Board's oversight function is particularly critical with respect to succession planning for our senior leadership team, and ensuring that we continue to prioritize human capital management and DE&I.
Strategic Planning		Our Board's ability to effectively review and assess the long-term strategic priorities developed by management, as well as management's execution against those priorities, is fundamental to our capacity to grow, innovate and create shareholder value.
Industry Experience		Directors with experience relevant to our industry are well-suited to help guide the Company in key areas of our business such as advertising, customer relationship management, media buying, public relations and healthcare, and to assess growth opportunities, whether organic or through acquisitions.
CEO Experience		We believe that experience serving as a CEO enables directors to contribute deep insight into business strategy and operations, positioning the Board to serve as a valuable thought leader and challenge key assumptions while overseeing management.
Legal / Regulatory		Our Board must be able to effectively evaluate Omnicom's legal risks and obligations, as well as the complex, multinational regulatory environments in which our businesses operate, to help protect Omnicom's reputational integrity and promote long-term success.
International Business		Because of Omnicom's global scale, it is key for our directors to bring experience in international markets and business operations, so that our Board is well-positioned to oversee global strategies and evaluate opportunities for growth outside of the U.S.

Technology		Technological experience enables our directors to provide important insight regarding cybersecurity, data privacy and other matters related to our information security and technology systems as we navigate a time of rapid technological advancement industry-wide.
Public Company Board Experience		Through their experience serving on the boards of other large publicly traded companies, directors bring a valuable understanding of board functions and effective independent oversight.

In addition to possessing the skills discussed above, each of our directors must also demonstrate sound judgment, integrity of thought, ethical behavior, critical insight into Omnicom's businesses, the ability to ask challenging questions of management, and a healthy respect for their fellow Board members.

2022 DIRECTOR NOMINEES: 10 TOTAL

Independence: nine of our director nominees are independent

90%
Director Independence



Diversity: six of our director nominees are female, four are African American and one is Latina

80%
Female & Diverse Directors



Latina   Female   African American

2022 DIRECTOR NOMINEES

Of the current 11 members of the Board, 10 have been nominated to continue to serve as directors for another year. All of the director nominees have been recommended for election to the Board by our Governance Committee and approved and nominated for election by the Board. We periodically engage a third-party search firm to assist with the evaluation of director candidates.

The Board has no reason to believe that any of the nominees would be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the Board may, prior to the meeting, select a substitute nominee or undertake to locate another director after the meeting. If you have submitted a proxy and a substitute nominee is selected, your shares will be voted for the substitute nominee.

The Board UNANIMOUSLY recommends that shareholders vote **FOR** all nominees.



John D. Wren

Age 69

Director since
1993

PROFESSIONAL EXPERIENCE:

Mr. Wren is Chairman and Chief Executive Officer of Omnicom. He was named Chief Executive Officer in 1997 and elected Chairman in 2018. Mr. Wren also served as President of Omnicom for twenty-two years, having been appointed to that role in 1996. Under his direction, Omnicom has become a premier global provider of marketing communications services and has achieved status as a world-class company with one of the best corporate and divisional management leadership teams in our industry. Mr. Wren was part of the team that created Omnicom in 1986, and was appointed Chief Executive Officer of Omnicom's DAS Group of Companies division in 1990.

KEY SKILLS AND QUALIFICATIONS:

Through the positions he has held at Omnicom and its networks, Mr. Wren possesses a combination of broad strategic vision and extensive industry knowledge that is fundamental to the Board's oversight role and uniquely positions him to serve as Chairman. Mr. Wren's comprehension of Omnicom, its businesses, its clients and its people is invaluable to the Board's mix of skills and enables him to provide critical insights to the Board. Mr. Wren has designed and implemented a significant organizational realignment of Omnicom's businesses and management, and his leadership in the boardroom greatly enhances the Board's ability to oversee the development of strategy and guide Omnicom's future success in an industry that is experiencing rapid change, disruption and market-wide technological advancements. As the former Chief Executive Officer of Omnicom's DAS Group of Companies division, Mr. Wren has tremendous advertising, marketing and corporate communications experience. Under his leadership, the DAS Group of Companies grew to become Omnicom's largest operating group, comprised of companies in a wide array of communication disciplines ranging from public relations to branding. Mr. Wren's deep understanding of our industry gained through his extensive experience, long-term relationships he has developed with key clients, and his relationships with key management around the world contribute to robust Board discussion on a variety of topics central to Omnicom's success, including identifying competitive advantages, retaining top talent and navigating relationships with our most important clients. Mr. Wren is also a member of the International Business Council of the World Economic Forum, and as such, he has direct exposure to the dynamic issues facing a myriad of international companies. This exposure is a valuable asset to Omnicom and enhances the Board's ability to judiciously oversee management of Omnicom's own complex global businesses.



Mary C. Choksi

Age 71

Director since
2011
Chair of the Audit Committee
and Member of the
Compensation Committee

PROFESSIONAL EXPERIENCE:

From 1987 to 2017, Ms. Choksi was a founding partner and Senior Managing Director of Strategic Investment Group, an investment management enterprise which designs and implements global investment strategies for large institutional and individual investors. In addition, Ms. Choksi is a trustee of a number of funds in the Franklin Templeton Funds family. Ms. Choksi was also a founder and, until May 2011, a Managing Director of Emerging Markets Management LLC, which manages portfolios of emerging market equity securities, primarily for institutional investors. Prior to 1987, Ms. Choksi worked in the Pension Investment Division of the World Bank.

OTHER PUBLIC COMPANY BOARDS:

Ms. Choksi is a director and Chair of the Finance Committee of White Mountains Insurance Group, Ltd., a company whose principal businesses are conducted through its insurance subsidiaries and other affiliates. Ms. Choksi also served as a director of Avis Budget Group during the last five years.

KEY SKILLS AND QUALIFICATIONS:

With her extensive investment management experience, Ms. Choksi brings to the Board a sophisticated comprehension of the financial matters inherent to running a global business enterprise. It is central to Omnicom's growth and successful financial performance that the Board's knowledge base includes Ms. Choksi's understanding of the utilization of assets to generate growth. Ms. Choksi was a founding partner and Senior Managing Director of the investment management enterprise Strategic Investment Group and a founder, and, until May 2011, a Managing Director of Emerging Markets Management, which manages portfolios of emerging markets securities, primarily for institutional investors. As such, Ms. Choksi has the highest level of experience managing assets, evaluating investment risk, developing investment strategies and determining the optimal use of corporate assets. In addition, Ms. Choksi's career includes 10 years of experience at the World Bank, primarily working in the Bank's development arm focusing on projects in South and Southeast Asia. Through this role, Ms. Choksi acquired a keen appreciation of the many challenges facing a multinational institution as it navigates foreign markets and hones its global investment strategies. Ms. Choksi also has considerable experience as a member of the board, finance and audit committees of other public companies. Collectively, this experience and learning significantly enhances the function of Omnicom's Audit Committee on which Ms. Choksi serves as Chair. In addition, Ms. Choksi's breadth of experience is an extremely valuable component of the overall mix of skills necessary for the Board to effectively oversee the development of Omnicom's diversified global businesses.



Leonard S. Coleman, Jr.

Age 73

Director since
1993

Lead Independent Director, Chair of the Governance Committee and Member of the Compensation Committee

PROFESSIONAL EXPERIENCE:

Mr. Coleman was Senior Advisor, Major League Baseball, from 1999 through 2005. Previously, he was Chairman of Arena Co., a subsidiary of Yankees/Nets, until September 2002. Before that, he was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Additionally, Mr. Coleman was previously a municipal finance banker for Kidder, Peabody & Company. Prior to joining Kidder, Mr. Coleman served as Commissioner of both the New Jersey Department of Community Affairs and Department of Energy, and Chairman of the Hackensack Meadowlands Development Commission and the New Jersey Housing and Mortgage Finance Agency. Mr. Coleman was also the Vice Chairman of the State Commission on Ethical Standards and a member of the Economic Development Authority, Urban Enterprise Zone Authority, Urban Development Authority, State Planning Commission and New Jersey Public Television Commission. He has also served as President of the Greater Newark Urban Coalition and worked in a management consulting capacity throughout Africa.

OTHER PUBLIC COMPANY BOARDS:

Mr. Coleman is a director and member of the Corporate Governance and Nominating and Environmental Health and Safety Committees of Hess Corporation, an energy company engaged in the exploration and production of crude oil and natural gas. Mr. Coleman also serves as a director and member of the Compensation and Nominating and Governance Committees of Electronic Arts Inc., a company that develops, markets, publishes and distributes video games. As disclosed in the Electronic Arts proxy statement, Mr. Coleman will step down from this board effective at their 2022 annual meeting. Mr. Coleman also served as a director of Santander Consumer USA Holdings Inc., Avis Budget Group and Aramark Corporation during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Mr. Coleman brings a diverse array of senior-level business experience to the Board, enhancing the effectiveness of its independent oversight of management. The experience acquired throughout Mr. Coleman's career includes more than a decade of senior management experience in Major League Baseball, including as President of the National League. Mr. Coleman's qualifications also include service on the boards of several large public companies, providing him with a sophisticated understanding of the operational and financial aspects of businesses, both domestic and international. Mr. Coleman possesses tremendous governance experience gained through various leadership roles he has held on these public company boards, a background which is valuable to his Lead Independent Director role and service as Chair of the Governance Committee, and enhances Omnicom's shareholder engagement efforts in which Mr. Coleman directly participates each year. Further, he has extensive government and finance experience having served as Commissioner of the New Jersey Department of Community Affairs where his responsibilities included overseeing all local and county budgets. As Commissioner of New Jersey's Department of Energy, he developed energy policy for the state. In addition, Mr. Coleman was Chairman of the Hackensack Meadowlands Development Commission developing zoning regulations for the area. Collectively, these roles have imbued Mr. Coleman with a keen sense of managing risks, which is an important skill for service as a director. Mr. Coleman also lived overseas for several years serving as a management consultant. The breadth of Mr. Coleman's leadership experience, coupled with the extent of his public company board service, provides him with the knowledge, skills and judgement that make him an extremely effective Lead Independent Director for Omnicom's Board.



Mark D. Gerstein

Age 62

Director since
2022
Member of the
Finance Committee

PROFESSIONAL EXPERIENCE:

Since 1996, Mr. Gerstein has been a partner at Latham & Watkins LLP, holding leadership positions including global chair of the Mergers & Acquisitions group, where he helped build the Latham & Watkins M&A Practice into a U.S. and global leader for public company transactions. He has counselled the directors and officers of Fortune 500 companies and other public companies on corporate governance (including ESG matters), investor relations, crises management, domestic and cross-border mergers and acquisitions, and other strategic and capital markets matters. From 1984 to 1996, Mr. Gerstein was a corporate attorney at Katten Muchin Rosenman, an AmLaw 100 law firm, advising directors and owners of private and public companies on a variety of corporate matters. Mr. Gerstein was Chair and is currently a Board member of Youth Guidance, which works with children in urban public schools in Chicago and nationally. Mr. Gerstein also serves on the University of Michigan's Dean's Advisory Council at the School of Literature, Science and the Arts.

KEY SKILLS AND QUALIFICATIONS:

Having served as a partner in the Mergers & Acquisitions group at Latham & Watkins, a leading global law firm, since 1996, Mr. Gerstein brings the highest level of legal expertise and judgement to the Board. Mr. Gerstein possesses a deep understanding of the intricacies of corporate law and a tremendous knowledge of corporate governance best practices, both of which are key components of the Board's overall mix of skill sets. Through his many years of experience advising public companies on a wide array of domestic and cross-border mergers and acquisitions, Mr. Gerstein has developed a formidable ability to support and oversee management's execution on transactional opportunities for driving strategic growth. While serving more than a decade as a global Chair of Latham's M&A practice, Mr. Gerstein played a key role in building the firm's M&A practice into a U.S. and global leader, evidencing the value of his contribution to the Board's collective oversight of management's strategies for amplifying Omnicom's business. In his role as a senior law firm partner, Mr. Gerstein has provided critical guidance to many company boards regarding crisis management situations, an important facet of the Board's aggregation of skills. Mr. Gerstein also has extensive experience advising clients on investor relations and engagement, including on capital allocation and ESG matters, which will contribute significantly to the Board's support and oversight of management's robust shareholder engagement efforts. With these many years of experience counselling the directors and officers of Fortune 500 companies and other public companies on a broad spectrum of legal and regulatory matters, Mr. Gerstein also possesses a sophisticated ability to gauge the legal and regulatory risks navigated by senior leadership of public companies such as Omnicom. Mr. Gerstein's extensive mergers and acquisitions and capital allocation experience is not only a tremendous asset for the Board, but will also be particularly additive to his service as a member of the Corporation's Finance Committee.



Ronnie S. Hawkins

Age 53

Director since
2018
Member of the Governance
and Finance Committees

PROFESSIONAL EXPERIENCE:

Mr. Hawkins is a Managing Director of Global Infrastructure Partners, a position he has held since April 2018. Global Infrastructure Partners is an infrastructure focused private equity firm with over $77 billion of assets under management. In this role, Mr. Hawkins focuses on international investments primarily in the energy sector. Until April 2018, Mr. Hawkins was a Managing Director, Head of International Investments and member of the Investment Committee of EIG Global Energy Partners, which he joined in 2014. From 2009 to 2013, Mr. Hawkins was an Executive Vice President of General Electric where he led GE Energy's Global Business Development activities and served as Chair of the GE Energy Investment Committee. Prior to that, Mr. Hawkins spent 19 years as a senior member of the energy investment banking departments at Citigroup and Credit Suisse, completing corporate advisory assignments in over 50 countries, including mergers, acquisitions, divestitures and restructurings. Mr. Hawkins has also led numerous corporate financings for large companies including equity, debt and structured financings.

KEY SKILLS AND QUALIFICATIONS:

Mr. Hawkins has extensive strategic planning and corporate advisory experience developed over many years of identifying and managing infrastructure investments for Global Infrastructure Partners. With a focus on investments outside of the U.S., Mr. Hawkins possesses an in-depth understanding of the complex regulations governing international business operations and contributes the highest level of international experience to the Board's mix of skill sets. Mr. Hawkins also served as a senior executive at General Electric for several years where he managed acquisitions, divestitures and joint ventures while leading GE Energy's Global Business Development activities. Having structured and overseen a great number of business transactions encompassing varied and complex business strategies, Mr. Hawkins has honed an acute understanding of strategic planning, business operations and the role of management. This background and knowledge serves as a key component of the Board's effective oversight of Omnicom and its management. Having held several senior positions at Citigroup and Credit Suisse leading corporate financings and advising public companies on large transactions, Mr. Hawkins brings valuable investment banking expertise to the Board and the Finance Committee on which he serves. Through his considerable experience advising corporate clients, Mr. Hawkins has developed an expert knowledge of corporate compliance best practices which is additive to his service on the Governance Committee and strengthens its oversight of related risks. The experience gained through advising clients on mergers, acquisitions and other strategic corporate transactions provides Mr. Hawkins with a sophisticated ability to evaluate businesses and discern opportunities for growth that greatly enhances the collective skills of the Board and is particularly valuable to his role as a member of the Finance Committee.



Deborah J. Kissire

Age 64

Director since
2016
Member of the Audit and
Finance Committees

PROFESSIONAL EXPERIENCE:

Ms. Kissire held multiple senior leadership positions at EY during her career from 1979 to 2015, serving most recently as Vice Chair and Regional Managing Partner, member of the Americas Executive Board and member of the Global Practice Group. Other positions held include the U.S. Vice Chair of Sales and Business Development and National Director of Retail and Consumer Products Tax Services. Throughout her career at EY, Ms. Kissire's leadership skills and vision were leveraged for strategic firm initiatives and programs such as their Partner Advisory Council, Strategy Task Force, Gender Equity Task Force, Vision 2000 Sales Task Force, and global Vision 2020.

OTHER PUBLIC COMPANY BOARDS:

Ms. Kissire is a director and Chair of the Audit Committee of Cable One, Inc., a company that provides customers with cable television, high-speed Internet and telephone services, and a director, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Axalta Coating Systems Ltd., a manufacturer of liquid and powder coatings. Ms. Kissire also serves as a director, Chair of the Audit Committee and member of the Environmental, Health, Safety, Quality and Public Policy Committees of Celanese Corporation, a global chemical and specialty materials company that engineers and manufactures a wide variety of products.

KEY SKILLS AND QUALIFICATIONS:

Ms. Kissire brings several key skills to the Board's overall mix of knowledge and experience. Throughout a career of 36 years at EY, an internationally recognized accounting firm, Ms. Kissire distinguished herself in a variety of roles. She gained extensive experience serving in senior positions at EY and developed a sophisticated ability to gauge risk in financial, accounting and tax matters. Under Ms. Kissire's leadership, the size of EY's Mid-Atlantic practice more than doubled. Through her experience and leadership capabilities, Ms. Kissire has proven herself to possess not only an in-depth understanding of the global financial and taxation regulations facing a business such as Omnicom, but also a keen understanding of how to effectively grow a complex business. Among her leadership roles at EY, Ms. Kissire served as an executive advisor for the firm's offering in Cyber Economic Security, giving her a unique perspective on digital vulnerabilities and methods of preventing and mitigating cyber-attacks. Taken together, these skills comprise an important component of the Board's aggregation of skill sets and make Ms. Kissire an extremely effective member of the Board and Audit and Finance Committees. Further, Ms. Kissire also serves as a director on three other public company boards, including serving as Chair of two audit committees and a nominating and corporate governance committee.



Gracia C. Martore

Age 70

Director since
2017
Chair of the Finance
Committee and Member of
the Audit Committee

PROFESSIONAL EXPERIENCE:

Ms. Martore is the former President and Chief Executive Officer of TEGNA Inc., one of the nation's largest local media companies formerly known as Gannett Co., Inc., a position she held from October 2011 to June 2017. Ms. Martore held various leadership roles over her 32-year career at TEGNA, including as President and Chief Operating Officer from 2010 to 2011, Executive Vice President and Chief Financial Officer from 2005 to 2010 and Senior Vice President and Chief Financial Officer from 2003 to 2005. Prior to TEGNA, Ms. Martore worked for 12 years in the banking industry. Ms. Martore is also a member of the board of directors of FM Global and is Vice Chairman of The Associated Press.

OTHER PUBLIC COMPANY BOARDS:

Ms. Martore is a director and member of the Audit and Compensation Committees of WestRock Company, a multinational provider of paper and packaging solutions for the consumer and corrugated packaging markets, and a director, Chair of the Compensation Committee and member of the Audit Committee of United Rentals, Inc., the world's largest equipment rental company. In addition, Ms. Martore served as a director of TEGNA Inc. during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Having served as President and Chief Executive Officer of TEGNA Inc., formerly Gannett Co., one of the nation's largest local media companies, Ms. Martore brings strong leadership skills, broad strategic vision, financial expertise and proven business acumen to the Board. Ms. Martore's successful navigation of TEGNA's strategy through a period of significant technological disruption within its industry strengthens the collective oversight function of Omnicom's Board as it assesses risk and evaluates strategies regarding technological advances implemented by our agencies. Under her leadership, TEGNA doubled its broadcast portfolio and acquired full ownership of Cars.com. Ms. Martore's experience running TEGNA adds to the Board the highest level of industry experience and a keen understanding of the media buying perspective, which is a crucial component of Omnicom's businesses. Ms. Martore also led the separation of TEGNA into two separate publicly traded companies. The strategic vision evidenced by Ms. Martore's successes in transforming TEGNA and generating value for shareholders is a critical skill for the Board's overall mix of skill sets. Prior to serving as President and Chief Executive Officer, Ms. Martore served in a variety of leadership roles at TEGNA, including Treasurer, Executive Vice President, Chief Operating Officer and Chief Financial Officer. Ms. Martore's experience in these varied roles brings invaluable financial, accounting, and risk management skills to the Board that is directly leveraged through her service as Chair of the Finance Committee and a member of the Audit Committee. In addition, Ms. Martore's extensive business and financial expertise enhance the Board's overall ability to guide business development strategy and oversee management of financial and operational matters. Ms. Martore also brings to the Board her experience serving on the board, audit committee, compensation committee and nominating and corporate governance committee of other public companies.



**Patricia
Salas Pineda**

Age 70

Director since
2022
Member of the
Governance Committee

PROFESSIONAL EXPERIENCE:

Ms. Pineda served as Group Vice President of Hispanic Business Strategy for Toyota Motor North America, Inc. from 2013 to October 2016. Prior to that, Ms. Pineda was Group Vice President of National Philanthropy for nine years. During her time at Toyota Motor North America, which she joined in 2004, Ms. Pineda also served as General Counsel and Group Vice President of Administration, Corporate Advertising, Corporate Communications and Diversity. Before that, Ms. Pineda was General Counsel, Vice President of Human Resources, Government and Environmental Affairs, and Corporate Secretary of New United Motor Manufacturing, Inc., where she had worked since 1984. Ms. Pineda is also currently a member of the board of directors of the Latino Corporate Directors Association and a member of the Board of Trustees of Earthjustice.

OTHER PUBLIC COMPANY BOARDS:

Ms. Pineda is a director and member of the Finance and Nominating, Governance, and Corporate Citizenship Committees of Levi Strauss & Company, an apparel maker, and a director and member of the Compensation and Nominating and Governance Committees of Frontier Group Holdings, Inc., the parent company of Frontier Airlines.

KEY SKILLS AND QUALIFICATIONS:

With many years of executive leadership experience working in C-Suite roles at Toyota Motor North America, including that of Group Vice President of Hispanic Business Strategy, Ms. Pineda contributes broad strategic vision, sophisticated leadership ability and strong business development acuity to the Board, strengthening its collective oversight of Omnicom's management. During her distinguished career at Toyota Motor North America, Ms. Pineda also served as Group Vice President of Administration, Corporate Advertising, Corporate Communications and Diversity, roles through which she honed many relevant skills, including a deep understanding of operational matters, valuable industry knowledge and a keen sense of the DE&I landscape, each of which is an important aspect of the Board's oversight mandate. In addition, Ms. Pineda served as Toyota Motor North America's General Counsel, in which role she developed the highest level of legal and regulatory expertise. This legal and regulatory expertise is fundamental to the Board's mix of skills, and greatly contributes to the Board's ability to oversee management of Omnicom's legal and regulatory risks. Prior to joining Toyota Motor North America, Ms. Pineda served as General Counsel, Vice President of Human Resources, Government and Environmental Affairs, and Corporate Secretary of New United Motor Manufacturing, experience which brings significant corporate governance, environmental sustainability and human capital management know-how to Omnicom's Board. The strength of judgment derived from having served in her General Counsel roles, coupled with Ms. Pineda's facility for understanding complex legal, regulatory and compliance issues, considerably adds to her service as a member of Omnicom's Governance Committee. In the aggregate, Ms. Pineda's professional experience enhances the Board's ability to oversee management's execution against strategic priorities for long-term shareholder value creation. In addition, Ms. Pineda has extensive experience serving on the boards of other public companies.



Linda
Johnson Rice

Age 64

Director since
2000
Member of the
Governance and
Compensation Committees

PROFESSIONAL EXPERIENCE:

Ms. Rice is Chief Executive Officer of Johnson Publishing Company, formerly the parent company for EBONY and Jet magazines and Fashion Fair Cosmetics. Ms. Rice is the former Chairman Emeritus of Ebony Media Holdings, the parent company for the Ebony and Jet brands, and the former Chairman Emeritus of Ebony Media Operations, for which she also served as Chief Executive Officer from 2017 until 2019. Ms. Rice joined Johnson Publishing Company in 1980, was elected President and Chief Operating Officer in 1987 and served as Chairman and Chief Executive Officer from 2008 to 2019. Johnson Publishing Company filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code on April 9, 2019.

OTHER PUBLIC COMPANY BOARDS:

Ms. Rice is a director and Chair of the Nominating and Corporate Governance Committee of Enova International, Inc., a provider of online financial services to non-prime consumers and small businesses. Ms. Rice also served as a director of Grubhub Inc. and Tesla, Inc. during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Ms. Rice's deep understanding of advertising and brand management and substantial knowledge of consumer businesses developed during her tenure as President and Chief Operating Officer of Johnson Publishing Company brings to the Board valuable insight into Omnicom's businesses and the concerns of its clients, a matter of paramount importance to Omnicom's global business growth. Ms. Rice's industry expertise is a key Board skill that allows her to contribute a sophisticated oversight capability with respect to the complex business strategies driving Omnicom's success and underpinning its commitment to long-term shareholder value creation. The experience and knowledge base Ms. Rice developed through her leadership role as Chairman and Chief Executive Officer of Johnson Publishing Company, in which she oversaw the organization's largest and most critical business relationships, serves as a valuable component of the Board's overall mix of business expertise, particularly in light of the importance of client relationships to Omnicom's continued success. Ms. Rice also has very broad experience through having served for more than 25 years on the boards, audit committees, compensation committees and nominating and governance committees of several other large public companies in a variety of industries. The breadth of this board experience adds to the strength of Omnicom's Board and contributes to the oversight function of its Governance and Compensation Committees on which Ms. Rice serves.



Valerie M. Williams

Age 65

Director since
2016
Member of the Audit and
Finance Committees

PROFESSIONAL EXPERIENCE:

Ms. Williams is a former Southwest Assurance Managing Partner for EY, a position she held from 2006 to 2016. She joined EY in 1981 and has over 35 years of audit and public accounting experience, serving numerous global and multi-location companies in various industries. Ms. Williams held several senior leadership positions at EY and served on multiple strategic committees, including the firm's Partner Advisory Council, Inclusiveness Council, Audit Innovation Taskforce and the Diversity Taskforce. In addition, Ms. Williams serves as Trustee of a number of funds in the Franklin Templeton Funds family.

OTHER PUBLIC COMPANY BOARDS:

Ms. Williams is a director, Chair of the Audit Committee and member of the Reserves Committee of Devon Energy Corporation, a leading oil and gas producer in the U.S., and a director, Chair of the Audit Committee and member of the Corporate Governance Committee of DTE Energy Co., a diversified energy company involved in the development and management of energy-related businesses and services. In addition, Ms. Williams served as a director of WPX Energy, Inc., from 2018 until its merger with Devon Energy Corporation in January 2021.

KEY SKILLS AND QUALIFICATIONS:

Ms. Williams has extensive audit practice experience gained over the course of her career and through this experience has developed risk management skills that are a key component of the Board's oversight role. The significant financial reporting expertise developed by Ms. Williams through 35 years of audit and public accounting experience serving numerous global and multi-location companies in various industries is a valuable contribution to the Board's overall mix of skill sets and is particularly additive to Ms. Williams's service as a member of the Audit Committee. Ms. Williams distinguished herself in various senior roles throughout her career at EY, and successfully grew a large audit practice group through expert oversight of operations and strategy development. These achievements underscore the business expertise and leadership skills that Ms. Williams possesses and that will better enable the Board to effectively oversee the growth of Omnicom's businesses. Ours is a global business, and through her experience representing international businesses, Ms. Williams will contribute significantly to the Board's oversight of Omnicom's multinational strategies for growth. Ms. Williams also served on several important committees at EY, including the Inclusiveness Council and the Diversity Taskforce, and brings to the Board additional knowledge of the strategies regarding diversity, equity and inclusion. Further, Ms. Williams has experience serving on other public company boards and audit committees.

DIRECTOR INDEPENDENCE

Our outside directors, including Ms. Denison who is not nominated for re-election, are Mary C. Choksi, Leonard S. Coleman, Jr., Susan S. Denison, Mark D. Gerstein, Ronnie S. Hawkins, Deborah J. Kissire, Gracia C. Martore, Patricia Salas Pineda, Linda Johnson Rice and Valerie M. Williams. Our Board has determined that all of our outside directors are "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE"), as well as under our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at http://www.omnicomgroup.com. In determining that each of our outside directors is independent, the Board took into consideration the answers to annual questionnaires completed by each of the directors, which covered any transactions with director-affiliated entities. The Board also considered that Omnicom and its subsidiaries occasionally and in the ordinary course of business, sell products and services to, and/or purchase products and services from, entities (including charitable foundations) with which certain directors are affiliated. The Board determined that these transactions were not material to Omnicom or the entity and that none of our directors had a material interest in the transactions with these entities. The Board therefore determined that none of these relationships impaired the independence of any outside director. John D. Wren, our Chairman and Chief Executive Officer, is not independent due to his position as an executive officer.

SHAREHOLDER NOMINATION PROCESS

Nominations for directors at our 2023 Annual Meeting of Shareholders may be made only by the Board, or by a shareholder entitled to do so pursuant to our By-laws, not later than the deadlines set forth on page 84 in the section entitled "Shareholder Proposals and Director Nominations for the 2023 Annual Meeting."

Our By-laws provide that shareholders may present director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying certain advance notice requirements, and providing information as to such nominee and submitting shareholder as specified in our By-laws. Our By-laws also permit a shareholder or group of up to 20 shareholders owning 3% or more of the Company's common stock continuously for at least three years to nominate and include in the Company's proxy statement director candidates constituting up to 20% of the Board, but no less than two, to be considered for election by the holders of the Company's common stock, provided that the shareholder (or group) and each nominee satisfy the requirements and provide information as to such nominee and submitting shareholder as specified in our By-laws.

You can obtain a copy of the full text of the By-law provisions noted above by writing to our Corporate Secretary at our address listed below in the section entitled "Availability of Certain Documents," or on our website at http://www.omnicomgroup.com. Our By-laws have also been filed with the U.S. Securities and Exchange Commission ("SEC").

The Governance Committee will consider all candidates recommended by our shareholders in accordance with the procedures included in our By-laws and this Proxy Statement. We did not receive any nominee recommendations from shareholders this year. Any future director candidate recommendations made by shareholders that are properly submitted will be considered by the Governance Committee in the same manner as those submitted by the Board or the Governance Committee itself.

MAJORITY VOTING STANDARD FOR ELECTION OF DIRECTORS

In accordance with our By-laws, directors are elected by a majority of the votes cast. That means the nominees will be elected if the number of votes cast "for" a director's election exceeds the number of votes cast "against" such nominee. For this purpose, broker non-votes will not count as votes cast and will have no effect on the elections of directors. Our form of proxy permits you to abstain from voting "for" or "against" a particular nominee. However, shares represented by proxies so designated will count as being present for purposes of determining a quorum but will not count as a vote cast and will have no effect on the election of directors. Such proxies may also be voted on other matters, if any, that may be properly presented at the meeting.

If an incumbent nominee is not re-elected, New York law provides that the director would continue to serve on the Board as a "holdover director." Under our By-laws and a policy adopted by the Board, such a director is required to promptly tender his or her resignation to the Board. The Governance Committee of the Board must then consider whether to accept the director's resignation and make a recommendation to the Board. The Board will then consider the resignation, and within 90 days after the date of certification of the election results, publicly disclose its decision and the reasons for its decision.

A director whose resignation is under consideration may not participate in any deliberation regarding his or her resignation unless none of the directors received a majority of the votes cast. If the Board accepts a director's resignation, the Board will then elect a replacement in accordance with the By-laws.

Board's Role and Responsibilities

STRATEGIC OVERSIGHT

The Board oversees Omnicom's strategy setting and review process, which is led by the Company's management team and is focused on execution of a long-term strategy to deliver value to our shareholders. The Board reviews and assesses the strategic priorities developed and implemented by management under the direction of Omnicom's Chairman and CEO, John Wren. The Board reviews Omnicom's financial performance throughout the year and evaluates strategy in light of results, with an industry focus that includes peer comparisons and our competitive ability to attract and retain the most talented workforce. At least annually, the Board has a more detailed discussion, generally over two days, which is informed by reports from management on a variety of strategic matters and input regarding strategic goals of Omnicom's networks and practice areas. At this meeting, the Board receives a complete analysis of the strategies with respect to the multiple business components integral to Omnicom's comprehensive long-term strategic direction. This meeting also includes management presentations on important topics such as risk management, DE&I, information technology, cybersecurity and our data breach incident plan, human capital management, and top clients. Our Board believes this comprehensive process greatly strengthens its ability to effectively oversee management as Mr. Wren and senior leadership drive the future success of our Company.

RISK OVERSIGHT

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. The principal oversight function of the Board and its committees includes understanding the material risks the Company confronts and methods to mitigate or manage those risks. Management is responsible for identifying and assessing the related risks and establishing appropriate risk management practices. Our Board reviews management's assessment of the related risk, and discusses with management the appropriate level of risk for the Company.

OUR BOARD OF DIRECTORS

Administers its risk oversight function with respect to our operating risk as a whole, and the Board and its committees meet with management at least quarterly to receive updates with respect to our business operations and strategies, financial results and the monitoring of related risks. The Board also delegates oversight to the Audit, Governance, Compensation and Finance Committees to oversee selected elements of risk:

OUR AUDIT COMMITTEE

Oversees financial risk exposures, including monitoring the integrity of the financial statements, internal control over financial reporting, and the independence of the independent auditors of the Company. The Audit Committee inquires of management and the independent auditors about significant risks or exposures and assesses management's actions in light of any such risks, and also discusses guidelines and policies governing the process by which management of the Company assesses and manages the Company's exposure to risk. The Audit Committee receives an assessment report from the Company's internal auditors on at least an annual basis and more frequently as appropriate. The Audit Committee oversees the Company's cybersecurity risk management programs and receives periodic updates from management regarding cybersecurity, data privacy and other risks relevant to the Company's information technology systems. The Audit Committee also assists the Board in fulfilling its oversight responsibility with respect to compliance with legal and regulatory matters related to the Company's financial statements and meets at least quarterly with our financial management, independent auditors and legal advisors for updates on risks related to our financial reporting function.

OUR GOVERNANCE COMMITTEE

Oversees governance-related risk by working with management to establish Corporate Governance Guidelines and policies applicable to the Company and our management, including recommendations regarding director nominees, the determination of director independence, Board leadership structure and membership on Board committees. The Company's Governance Committee also oversees risk by working with management to adopt codes of conduct and business ethics designed to encourage the highest standards of business conduct and ethics. The Governance Committee also oversees the Company's climate change initiatives and processes, and receives periodic reports from management on progress against goals and targets.

OUR COMPENSATION COMMITTEE

Oversees compensation-related risk by working with management in the creation of compensation structures that create incentives to encourage a level of risk-taking behavior consistent with the Company's business strategy.

OUR FINANCE COMMITTEE

Oversees financial, credit and liquidity risk by overseeing our Treasury function to evaluate elements of financial and credit risk and advise on our financial strategy, capital structure, capital allocation and long-term liquidity needs, and the implementation of risk mitigating strategies.

THE COMPANY'S MANAGEMENT

Responsible for day-to-day risk management. The CEO, CFO and General Counsel periodically report on the Company's risk management policies and practices to relevant Board committees and to the full Board. Our Treasury, Legal, Controller, Information Technology, and Internal Audit functions work with management at the agency level, serving as the primary monitoring and testing function for company-wide policies and procedures, and managing the day-to-day oversight of risk management strategy for the ongoing business of the Company. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports our approach.

Diversity and Corporate Responsibility

DIVERSITY, EQUITY AND INCLUSION

Fostering a culture of DE&I at every level of our organization has been a longstanding priority at Omnicom. We believe that workplace diversity creates value for the Company, enhances the quality of work we create for clients and is a cornerstone of our positive corporate culture. We know that a workforce reflecting the demographics of our society is better poised to create effective campaigns for our clients that resonate with a diverse population.

With our global presence, we believe it is important that our workforce reflects our global community. Over the last year, we have taken additional steps to truly embrace DE&I within our company culture and advance the plan outlined in OPEN 2.0. Through the eight Action Items outlined in OPEN 2.0, we are building on the progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom. With executive support, the involvement of every Omnicom agency, and the leadership of our expanded DE&I team, we have been able to advance our DE&I initiatives globally.

Omnicom's commitment to diversity is overseen by and reflected within the boardroom. Our 10 Board nominees include six women, four African Americans (including Leonard S. Coleman, Jr., our Lead Independent Director) and one Latina. Our Audit, Compensation and Finance Committees are Chaired by female directors, and the Chair of our Governance Committee is African American.

Across the Company, we are committed to recruiting and retaining the best talent from diverse backgrounds, experiences and perspectives and have implemented key programs and initiatives to ensure we deliver on this commitment. These efforts include:

- **Internal focus and accountability –** Omnicom has a Chief Equity and Impact Officer, reporting directly to the CEO, who oversees the broad spectrum of DE&I matters and manages DE&I initiatives throughout our Company. Our individual networks employ their own Chief Diversity & Inclusion Officers or Directors of DE&I, and throughout Omnicom and its networks, 40 professionals are dedicated full-time to overseeing and advancing DE&I efforts at every level of our organization.

- **Omnicom People Engagement Network (OPEN) –** is our umbrella group for Omnicom's network employee engagement groups and activities. Led by the OPEN Leadership Team of senior-level Chief DE&I Champions across the Company, OPEN meets regularly to share best practices and develop tools to efficiently and effectively incorporate DE&I initiatives across Omnicom's offices.

- **Global OPEN ERGs –** Omnicom launched three additional OPEN Employee Resource Groups (ERGs) this past year, which are global employee groups open to all employees created to foster an inclusive and engaging work environment and increase networking and business opportunities.

  - **Black Together –** is committed to fostering engagement, sponsorship, mentorship and professional development that aids in the retention and advancement of Black talent within Omnicom. Black Together will create alliances with other OPEN diversity groups and provide opportunities to enlighten and elevate Omnicom's Black community and its allies.

  - **Asian Leaders Circle –** is dedicated to progressing and empowering all Asian employees. Its mission is to elevate and connect Asian employees to create a professional community to support and celebrate one another.

  - **AccentO –** (for our Hispanic/LatinX community) — is a network that brings together the diverse cultures of Omnicom's Hispanic/LatinX employees to connect and support each other. By building a community and exchanging ideas, AccentO will promote an environment that supports the recruitment, retention, and professional growth and development of Hispanic/LatinX employees.

- **OPEN Pride –** with multiple chapters around the globe, this sub-group of OPEN specifically strives to identify and develop LGBTQ talent and promote awareness, acceptance and advocacy by creating opportunities for leadership, visibility, community involvement, networking and business throughout our networks.

- **OPEN DisAbility –** this sub-group of OPEN is Omnicom's disability business resource group that seeks to drive disability representation, raise awareness of those who have a visible or invisible disability, and build a community approach towards helping our agencies become truly inclusive of persons with disabilities.

- **Omniwomen –** is a global initiative with multiple chapters around the world intended to serve as a catalyst to increase the influence and number of women leaders across the Omnicom networks. Leading this initiative are the most senior women executives across Omnicom and its agencies.

- **OPEN 2.0 –** is our current DE&I plan, comprised of the below eight Action Items, that builds on the progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom. As we go into year two of OPEN 2.0, the focus for each Action Item will be as follows:

  1. **Expand and Empower OPEN Leadership Team –** Further expand, support, and empower the team (led by our Chief Equity and Impact Officer); provide training and development for our DE&I leaders.

  2. **Attracting and Recruiting Talent –** Together with the OPEN Leadership Team, agencies will promote our DE&I programs and initiatives.

  3. **Talent Development –** Establish a program and workshops to nurture a culture of advocacy and create a path for success and advancement of individuals across Omnicom.

  4. **Talent Retention –** Build on the career advancement and mobility programs/platforms that launched in 2021. Leverage our OPEN ERGs to create a stronger connection with and among our talent.

  5. **Clients –** Continue collaboration with clients through our OPEN Up Client Summit series where we share ideas and insights. Strengthen relationships between our OPEN Leaders and their DE&I client counterparts and incorporate best practices for integrating DE&I into the client experience.

  6. **Community –** We will continue to partner with organizations that support underrepresented talent in our industry and offer our professional services on a pro-bono basis to advance the goals of non-profit organizations that serve the community.

  7. **Mandatory Training –** Building on the launch of global unconscious bias training in 2021, we will offer a new global training and include market-specific training as needed. We will have a consistent and compelling communication on DE&I efforts to our key stakeholders, beginning with employees.

  8. **Accountability –** Our progress and effectiveness will be measured by five KPIs listed below that will become part of our operations and an important factor in executive compensation.

     - **Hiring**
     - **Promotion/Career Advancement**
     - **Retention**
     - **Training**
     - **ERG Participation**

- **Industry Programs –** In 2021, we committed to strengthening our existing support of organizations and programs that are dedicated to increasing diversity and access across Omnicom's various industries. These programs include AAF Most Promising Multicultural Students, 4A's Multicultural Advertising Intern Program (MAIP), ADCOLOR, GLAAD, PRSA, Institute for Public Relations, The Valuable 500 and The Brotherhood/Sister SOL. We will continue to invest in partnerships that help us advance OPEN 2.0 and provide opportunities for recruiting, talent development and platforms for thought leadership.

- **Supplier diversity –** Through a strategic partnership with the National Minority Supplier Development Council (NMSDC), Omnicom is innovating and supporting supplier diversity in the advertising industry. Our collaboration will lead to the certification, exposure and increased investment for more diverse suppliers within our own network and beyond.

We have been publicly recognized for our commitment to DE&I initiatives. Following our inclusion on its 2020 World's Best Employers list, *Forbes* named Omnicom to its 2021 list of Best Employers for Diversity. Omnicom was also the only company in our industry named to *Newsweek's* list of America's Most Responsible Companies in 2021, and we were named to the list for a third consecutive year in early 2022. Omnicom achieved a perfect score of 100 percent for the sixth consecutive year on the Corporate Equality Index (CEI) administered by the Human Rights Campaign Foundation. This index is a nationally recognized benchmarking tool for corporate inclusivity policies, benefits and practices pertinent to LGBTQ employees. Due to our high score, we were designated as a 2022 "Best Place to Work for LGBTQ Equality."

Omnicom's U.S. Equal Employment Opportunity Commission (EEOC) Data

as of December 31, 2020 and December 31, 2021

	Black		Asian		Hispanic		White		Female	
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Executive Managers	3.1%	3.5%	7.7%	7.5%	5.0%	5.5%	82.6%	81.7%	49.7%	50.9%
Mid Managers	4.9%	5.5%	9.0%	9.2%	8.6%	9.6%	74.6%	72.6%	59.9%	58.5%
Professionals	5.6%	7.5%	11.2%	11.1%	10.7%	12.0%	69.4%	65.8%	59.7%	62.0%

We believe that these statistics, and the diversity of our Board with six of ten director nominees being women, four being African American and one being Latina clearly reflect the value Omnicom places on workplace diversity and the strength of its efforts to promote professional opportunities for women and diverse individuals.

CORPORATE RESPONSIBILITY

At Omnicom, we are committed to creating a positive and lasting impact on the world the best way we know how: through our work. Our corporate responsibility efforts spread across four key areas: supporting our communities, creating a dynamic and diverse workforce, managing our environmental footprint and ensuring a strong governance structure.

- Omnicom has set corporate responsibility goals relating to our people, environment, and governance helping guide our sustainability initiatives across the business.

- Omnicom is a signatory to the United Nation's Global Compact (UNGC).

- Omnicom and its global agencies are supporting the UN Sustainable Development Goals (SDGs) through a variety of initiatives. As a pro bono global marketing and communications partner for Theirworld and Girl Effect, Omnicom is working to ensure inclusive and quality education for children around the world, contributing to SDG 4.

- Omnicom provided additional disclosures of its workforce diversity in the United States for 2020 and 2021, and is committed to continuing this level of disclosure moving forward.

- Omnicom began reporting our sustainability efforts in alignment with the Sustainability Accounting Standards Board's guidance for the Advertising and Marketing industry.

- Omnicom strives to work toward the highest professional standards relevant to our business, and we expect the same high standards from those businesses with which we work. We have therefore codified a set of principles in our Supplier Code of Conduct, available on our website at https://www.omnicomgroup.com/culture/ethics-policies, which requires that all members of our supply chain endorse our values by operating ethically and responsibly, with integrity, honesty and transparency.

- Omnicom is committed to supporting and respecting human rights, including the right of our employees to be hired and promoted based on their qualifications and merit. Please see our Human Rights Policy, which is available on our website at https://www.omnicomgroup.com/culture/ethics-policies for more information.

- Omnicom is committed to reducing our environmental footprint, primarily by consolidating office space and installing more energy-efficient heating and cooling systems, as detailed in our Environmental Policy which is available on our website at https://www.omnicomgroup.com/about/corporate-governance.

- Omnicom is committed to providing oversight and accountability regarding our participation in the U.S. political process, and disclosure of U.S. political contributions, of which there were $0 in 2020 and 2021. Please see our Political Contributions Policy, which is available on our website at https://www.omnicomgoup.com/about/corporate-governance. We also disclose payments to U.S. trade associations that receive more than $50,000 in annual Omnicom dues, and the amount of such dues or contributions that those trade associations use for lobbying or political activity payments.

Our 2021 Corporate Responsibility Report, scheduled for release in June 2022, includes the following highlights:

- As a signatory to the UNGC, we have pledged to support 10 universal principles, including protecting human rights, promoting fair labor practices, protecting the environment and rooting out corruption.
- Omnicom has committed to the Science-Based Targets Initiative, which enables companies to set science-based targets in line with 1.5°C emissions scenarios and publicly audits companies on their emissions reduction efforts to ensure adherence.
- Omnicom is on target to achieve our environmental goals of reducing energy use by 20% per employee using a 2015 baseline and increasing our use of electricity generated from renewable sources to 20% by 2023.

Learn more at http://csr.omnicomgroup.com.

Shareholder Engagement and Responsiveness

SHAREHOLDER ENGAGEMENT

We are strongly committed to shareholder outreach, supported and overseen by the Board, and believe regular, transparent communication with our shareholders is important to our long-term success. Mr. Coleman, our Lead Independent Director, actively participates in selected investor meetings each year. To ensure that we fully address any shareholder concerns, shareholder feedback is shared with the Governance and Compensation Committees, as appropriate, as well as with the full Board.

Spring
Pre-annual meeting shareholder engagement: meet with shareholders to solicit feedback and answer questions regarding matters addressed in the proxy statement

Summer
Assess results of annual meeting: determine any responsive actions to be taken and formulate engagement priorities for the coming year



Annual Meeting of Shareholders

Winter
Incorporate shareholder input into annual meeting planning: weigh governance enhancements as warranted, and reflect changes in proxy statement disclosure

Fall
Conduct shareholder meetings: discuss engagement priorities, gather input through shareholder meetings, and report feedback to the Board and Governance and Compensation Committees

In 2021, we reached out to shareholders holding 65% of our outstanding shares with an invitation to engage. We spoke to every shareholder that accepted our invitation, which represented an aggregate of 40% of our outstanding shares, in a continued effort to foster a successful shareholder outreach program, establishing and deepening the relationships with the governance teams at many of our largest investors. As in prior years, Mr. Coleman was a participant in select shareholder meetings and shared feedback with the full Board.

In recent years, the Board has taken significant steps to be responsive to concerns raised by shareholders, including adopting a director retirement policy described in the section entitled "Director Retirement Policy" on page 38 and resulting in nine of our Board members stepping down from the Board since May of 2016, one of which will step down at the 2022 Annual Meeting of Shareholders.

In response to many conversations with shareholders over the past year on the topic of lobbying and political spending, Omnicom has adopted a Political Contributions Policy, informed by shareholder input, and implemented enhancements to our political contributions and trade association membership disclosures. Omnicom does not make political contributions at the holding company level, and following input from our shareholders, we disclosed that Omnicom and its agencies made no U.S. political contributions in 2020 or 2021. In addition, Omnicom has recently enhanced our trade association membership disclosures in response to shareholder feedback to include payments to U.S. trade associations that received more than $50,000 in Omnicom dues or contributions, and the amount of such dues or contributions that those trade associations used for lobbying or political activity payments in 2021.

For a more complete summary of the feedback we heard from shareholders and actions taken by the Board, please refer to page 7 of our Proxy Summary. We value our investors' views regarding our Company, as well as their opinions on corporate governance best practices and have enhanced our corporate responsibility and diversity disclosure in response to input received. Our Board and management found this engagement constructive and informative, and we will continue our engagement efforts. In addition to the direct input of our shareholders, we also consider the Investor Stewardship Group's six corporate governance principles for U.S. listed companies.

SHAREHOLDER COMMUNICATIONS WITH BOARD MEMBERS

Interested parties, including shareholders, may communicate (if they wish on a confidential, anonymous basis) with the outside directors, the Chairs of our Audit, Compensation, Finance and Governance Committees or any individual director (including our Lead Independent Director who presides over the executive sessions of our independent non-management directors) on board-related issues by writing to such director, the Committee Chair or to the outside directors as a group c/o Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. The envelope should clearly indicate the person or persons to whom the Corporate Secretary should forward the communication. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications.

Board Leadership Structure

LEAD INDEPENDENT DIRECTOR, CHAIRMAN AND CEO ROLES

Our Governance Committee, as well as the full Board when appropriate, regularly evaluates the leadership structure of our Board to determine what arrangement is most appropriate for the Company and shareholders. The Board believes that it is important to maintain flexibility to determine the appropriate leadership structure based on Company circumstances at the time, and that our directors are best positioned to lead this evaluation given their unique insight into Omnicom's business, leadership team, culture, opportunities and challenges. Our Board is currently led by a Lead Independent Director, our Chairman and CEO, and four independent Committee Chairs. The Board believes this to be the optimal Board leadership structure for Omnicom at present, combining strong independent leadership with the benefits of having our CEO chair Board meetings in which strategic business matters are routinely discussed.

While the Board regularly evaluates its leadership structure and assesses various options, the Board strongly believes that it is critical to the success of our Company that our CEO, Mr. Wren, serve as Chairman at this time. The Board evaluates a range of factors in determining its leadership structure, including the complexity of our business, our ongoing organizational realignment, our robust Lead Independent Director role, and feedback from our shareholders regarding Omnicom's leadership structure:

- **Business Complexity:** The Board considers the complex nature of our Company and our business, and that the success of a professional services business such as ours is based on retaining the most talented individuals to best serve our clients. Ensuring executive-level continuity in the CEO and Chair roles is integral to supporting the transition of hundreds of client relationships, which have been built on trust and support over many years.

- **Robust Lead Independent Director Role:** Our Lead Independent Director role at Omnicom has evolved to include significant responsibilities, similar to those typically overseen by an independent Chair (see page 34 for a full list of these responsibilities). The Board annually reviews the responsibilities assigned to the Lead Independent Director role.

- **Shareholder Feedback:** The Board carefully considers shareholder perspectives on Omnicom's leadership structure through extensive engagement conducted annually. During discussions with our investors, the vast majority have expressed support for our combined Chair and CEO positions at this time – particularly in light of the critical nature of chairman-client relationships in a professional services business such as ours, and our strong Lead Independent Director role.

While the Board is confident that this leadership structure is best suited to the current needs of the business, the Board remains committed to rigorously evaluating Omnicom's leadership structure each year and to gathering shareholder feedback on this matter through ongoing engagement.

LEAD INDEPENDENT DIRECTOR

Our Board is committed to improving the Company's corporate governance practices, and we have significantly enhanced the responsibilities of our Lead Independent Director's role to strengthen the Board's independent oversight of management. This individual would typically also serve as a member of the Governance Committee and, as such, participate in director and CEO succession planning. Currently, our Lead Independent Director also serves as Chair of the Governance Committee. In addition to the responsibilities of all directors, our Lead Independent Director's other duties, which the Board continues to evaluate through engagement with shareholders, include:

- Preside at executive sessions of the independent directors;
- Preside at all meetings of the Board at which the Chairman is not present;
- Serve as principal liaison between the independent directors and the Chairman and CEO;
- Participate in director recruitment, mentoring and development;
- Oversee the annual Board and committee evaluations;
- Participate in developing agendas for Board meetings, with the authority to add agenda items;
- Approve the schedule of Board meetings, with the authority to call meetings of independent directors;
- Oversee conflicts of interest of all directors, including the Chairman and CEO;
- Advise the Chairman, including providing input as to the quality, quantity and timeliness of information provided to the Board;
- Engage and consult with shareholders as part of our shareholder engagement process; and
- Perform such other duties as the Board may from time to time delegate.

We believe that this leadership structure enhances the accountability of the Chairman and CEO to the Board and strengthens the Board's independence from management.

On the recommendation of the Governance Committee, the independent members of our Board designate the Lead Independent Director annually. In May 2021, the independent members of our Board re-elected Leonard S. Coleman, Jr. to serve as the Company's Lead Independent Director. During his tenure as a member of the Board, Mr. Coleman has consistently demonstrated thoughtful leadership and intelligent decision making. Each year in which he has served as Lead Independent Director, Mr. Coleman has committed to being personally involved in our shareholder engagement efforts. Mr. Coleman's proven integrity and values align perfectly with the important role of Lead Independent Director. Coupled with his extensive senior management, financial, government, development and public company board experience, the independent members of the Board determined that Mr. Coleman continues to be the ideal candidate to serve as the Company's Lead Independent Director.

BOARD OPERATIONS AND COMMITTEE STRUCTURE

Our Board met eight times during 2021. The Board generally conducts specific oversight tasks through committees so that the Board as a whole can focus on strategic matters and those particular tasks that by law or custom require the attention of the full Board. Our Board has established four standing committees, functioning in these areas, as explained more fully below:

- audit and financial reporting
- management/compensation
- corporate governance
- finance and acquisitions/divestitures

Each of the committees operates under a written charter recommended by the Governance Committee and approved by the Board. The Board operates pursuant to our Corporate Governance Guidelines. Each Board committee is authorized to retain its own outside advisors. Our Corporate Governance Guidelines and committee charters, which have been approved by the Board, are posted on our website at http://www.omnicomgroup.com. The table below provides current membership for each Board committee.

Director	Audit	Compensation	Governance	Finance
Mary C. Choksi	Chair	Member		
Leonard S. Coleman, Jr.		Member	Chair	
Susan S. Denison[1]		Chair	Member	
Mark D. Gerstein[2]				Member
Ronnie S. Hawkins			Member	Member
Deborah J. Kissire	Member			Member
Gracia C. Martore	Member			Chair
Patricia Salas Pineda			Member	
Linda Johnson Rice		Member	Member	
Valerie M. Williams	Member			Member
John D. Wren				
Number of Meetings in 2021	**10**	**12**	**7**	**9**

[1] Pursuant to Omnicom's director retirement policy, Ms. Denison will step down from the Board on May 3, 2022.

[2] Mr. Gerstein's appointment to the Board is effective May 1, 2022.

■ Member

■ Chair

AUDIT COMMITTEE

Meetings in 2021: 10

The Audit Committee's purpose is to assist the Board in carrying out its financial reporting and oversight responsibilities, including oversight of risk as described in "Risk Oversight" beginning on page 26 above. In this regard, the Audit Committee assists the Board in its oversight of (a) the integrity of our financial statements, (b) compliance with legal and regulatory requirements, (c) the qualifications and independence of our independent auditors, and (d) the performance of our internal audit function and independent auditors. Furthermore, the Audit Committee prepares the report included below in the section entitled "Audit Committee Report." The Audit Committee also has the power to retain or dismiss our independent auditors and to approve their compensation.

The Board has determined that each member of our Audit Committee is "independent" within the meaning of both the rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has also determined that each member of our Audit Committee is an "audit committee financial expert," is "financially literate" and has "accounting or related financial management expertise," as such qualifications are defined by SEC regulations and the rules of the NYSE, respectively.

COMPENSATION COMMITTEE

Meetings in 2021: 12

The Compensation Committee's purpose is to (a) assist the Board in carrying out its oversight responsibilities relating to compensation matters, including oversight of risk as described in "Risk Oversight" beginning on page 26 above, (b) prepare a report on executive compensation for inclusion in our annual Proxy Statement and (c) administer and approve awards under our equity and other compensation plans. The report of the Compensation Committee is included below in the section entitled "Compensation Committee Report."

The Board has determined that each member of our Compensation Committee is "independent" within the meaning of the rules of the NYSE and a "non-employee director" within the meaning of the rules of the SEC.

GOVERNANCE COMMITTEE

Meetings in 2021: 7

The Governance Committee's purpose is to assist the Board in carrying out its oversight responsibilities, including oversight of risk as described in "Risk Oversight" beginning on page 26 above, relating to (a) the composition of the Board and (b) certain corporate governance matters. As part of its responsibilities, the Governance Committee considers and makes recommendations to the full Board with respect to the following matters:

- director nominees and underlying criteria for election to the Board and its committees;
- the structure, responsibilities and composition of the Board committees;
- standards and procedures for review of the performance of the Board and its committees, as well as any actions to be taken in response to the performance evaluation results;
- the election of the Chief Executive Officer and other officers required to be elected by the Board;
- our Certificate of Incorporation and By-laws;
- our Corporate Governance Guidelines generally, including with respect to director qualification standards, responsibilities, access to management and independent advisors, orientation and continuing education, and management succession;
- shareholder proposals made under SEC rules;
- the Code of Business Conduct applicable to our directors, officers and employees;
- the Code of Ethics applicable to our senior financial officers;
- the Political Contributions Policy;
- the charters of the Board committees; and
- the Governance Committee's performance of its own responsibilities and, in coordination with the Company's Lead Independent Director, the annual performance evaluation of the Board and its other committees.

The Governance Committee also oversees our shareholder engagement efforts and periodically receives reports from management on shareholder feedback. In addition, the Governance Committee oversees the Company's climate change initiatives and processes, and periodically receives reports from management on progress against goals and targets. The Board has determined that each member of our Governance Committee is "independent" within the meaning of the rules of the NYSE.

FINANCE COMMITTEE

Meetings in 2021: 9

The Finance Committee's purpose is to assist the Board in carrying out its oversight responsibilities relating to certain financial matters affecting Omnicom, including in respect of acquisitions, divestitures and financings and the oversight of risk as described in "Risk Oversight" beginning on page 26 above.

EXECUTIVE SESSIONS

As a matter of policy, the independent, non-management directors regularly meet in executive session, without management present. The independent directors met six times in 2021. Mr. Coleman, our Lead Independent Director, presides over executive sessions of the Board.

DIRECTOR ATTENDANCE — 100% FOR 2021

Attendance at Board and committee meetings during 2021 was 100% for the directors as a group. Each of our directors attended every meeting of the Board and the committees of the Board on which he or she served during 2021. We encourage our directors to attend our annual meetings of shareholders, and all of our directors attended the 2021 Annual Meeting of Shareholders.

Board Policies and Processes

BOARD AND COMMITTEE EVALUATION PROCESS

Every year, the Board and its committees each conduct a self-evaluation to help promote Board and committee effectiveness. The Governance Committee leads the evaluation process, which is overseen by our Lead Independent Director. The process allows directors to evaluate the Board as a whole and the standing committees of the Board on which each director serves through questionnaires covering topics such as:



- the effectiveness of the Board's leadership structure and the composition and responsibilities of its committees;

- the adequacy of the number and length of Board and committee meetings and the appropriateness of topics discussed; and

- the dynamic between the Board and management, and the quality of management's presentations and information provided to the Board and its committees.

Our Governance Committee recommends to the full Board a plan for any changes to the functions of our Board or its committees including on structure, responsibilities, performance and composition.

The Governance Committee reviews the composition of the Board and recommends to the full Board nominees for election. The Governance Committee identifies the skills and experience needed to replace any departing director and performs research, either itself or by engaging third parties to do so on its behalf, to identify and evaluate director candidates.

DIRECTOR RETIREMENT POLICY

Our mandatory retirement age policy for directors provides that no director shall be nominated for election or re-election to the Board if the director has reached 75 years of age on or before December 31st of the year preceding election or re-election. The Board, upon the recommendation of the Governance Committee, may waive this limitation for any director if the Board determines that it is in the best interests of the Company and its shareholders to extend the director's service. The Board has not previously waived the policy, and in the event of a waiver, the Board will provide shareholders with a rationale for its decision.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served as members of our Compensation Committee during all or a portion of 2021: Susan S. Denison, Mary C. Choksi, Leonard S. Coleman, Jr. and Linda Johnson Rice. None of the Compensation Committee members serving during 2021 is a current or former employee or officer of Omnicom or its subsidiaries. None of the Compensation Committee members serving during 2021 has ever had any relationship requiring disclosure by Omnicom under Item 404 of Regulation S-K. During 2021, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any other company that had an executive officer serving as a member of our Board or its Compensation Committee.

TRANSACTIONS WITH RELATED PERSONS

We review all relationships and transactions between Omnicom or its subsidiaries and related persons to determine whether such persons have a direct or indirect material interest. Related persons include any director, nominee for director, officer or their immediate family members. Although we do not have a written policy governing such transactions, Omnicom's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As part of this process, and pursuant to our Audit Committee's charter, the Audit Committee reviews our policies and procedures with respect to related person transactions. These policies and procedures have been communicated to, and are periodically reviewed with, our directors and executive officers, and the Audit Committee documents in its minutes any actions that it takes with respect to such matters. Under SEC rules, transactions that are determined to be directly or indirectly material to Omnicom, its subsidiaries or a related person are required to be disclosed in Omnicom's Proxy Statement. In the course of reviewing a related party transaction, Omnicom considers (a) the nature of the related person's interest in the transaction, (b) the material terms of the transaction, (c) the importance of the transaction to the related person and Omnicom or its subsidiaries, (d) whether the transaction would impair the judgment of a director or officer to act in the best interest of Omnicom, and (e) any other matters deemed appropriate.

Based on the information available to us and provided to us by our directors and officers, we do not believe that there were any such material transactions in effect since January 1, 2021, or any such material transactions proposed to be entered into during 2022, with the following exception. Mr. Wren's brother, Christopher Wren, is employed as the Financial Systems Director for RAPP, a subsidiary of Omnicom. In 2021, his total compensation was $252,091, including salary, bonus and other benefits.

ETHICAL BUSINESS CONDUCT

We have a Code of Business Conduct designed to ensure that our business is carried out in an honest and ethical way. The Code of Business Conduct applies to all of our directors, officers and employees, as well as all of the directors, officers and employees of our majority-owned subsidiaries, and requires that they avoid conflicts of interest, comply with all laws and other legal requirements and otherwise act with integrity. In addition, we have adopted a Code of Ethics for Senior Financial Officers regarding ethical action and integrity relating to financial matters applicable to our senior financial officers. Our Code of Business Conduct and Code of Ethics for Senior Financial Officers are available on our website at http://www.omnicomgroup.com, and are also available in print to any shareholder that requests them. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for senior financial officers, executive officers and directors on our website within the time period required by the SEC and the NYSE.

We also have procedures to receive, retain and treat complaints regarding accounting, financial reporting and disclosure, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as well as possible violations of our Code of Business Conduct or Code of Ethics for Senior Financial Officers. The procedures are posted on our website at http://www.omnicomgroup.com and the websites of our various global networks.

Directors' Compensation for Fiscal Year 2021

Directors who are also current or former employees of Omnicom or its subsidiaries receive no compensation for serving as directors. The compensation program for directors who are not current or former employees of Omnicom or its subsidiaries is designed to compensate directors in a manner that reflects the work required for a company of Omnicom's size and composition and to align directors' interests with the long-term interests of shareholders. The table below includes the following compensation elements with respect to non-employee directors:

Annual Compensation. For 2021, non-employee directors were paid a cash annual retainer of $90,000 and $2,000 for attendance at each Board or Committee meeting. Non-employee directors are also paid $10,000 for attendance in person at a Board meeting held outside of the U.S. that requires international travel from his or her residence, but no such international meetings were held in 2021, and therefore this additional fee was not paid. In addition, directors receive reimbursement for customary travel expenses.

In accordance with our 2021 Incentive Award Plan (the "2021 Plan"), and our Director Compensation and Deferred Stock Program initially adopted by our Board on December 4, 2008 (as amended), non-employee directors also receive fully vested common stock each fiscal quarter. For each of the four quarters in 2021, such directors received common stock with a grant date fair value of $43,750 based on the per share closing price of our common stock on the first trading day immediately prior to grant.

Our Director Compensation and Deferred Stock Program and 2021 Plan provide that each director may elect to receive all or a portion of his or her cash director compensation for the following year's service in common stock. None of our directors elected to receive their 2021 cash director compensation in common stock.

Directors may also elect to defer any shares of common stock payable to them, which will be credited to a bookkeeping account in the directors' names. These elections must be made prior to the start of the calendar year for which the fees would be payable. The number of shares of common stock delivered or credited to a director's account is based on the fair market value of our common stock on the first trading day immediately preceding the date the fees would have been paid to the director. Each director other than Ms. Rice elected to defer all of the shares of common stock payable to them in 2021.

Lead Independent Director and Committee Chair Fees. The Chairs of our committees and our Lead Independent Director receive additional annual fees in cash due to the workload and the additional responsibilities of their positions. Our Lead Independent Director receives an additional fee of $35,000. The Chairs of our Audit, Compensation, Governance and Finance Committees receive an additional fee of $20,000 each year, as long as such Chair is not also an executive officer of Omnicom.

Name of Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Mary C. Choksi	$170,000	$175,000	$345,000
Leonard S. Coleman, Jr.	$199,000	$175,000	$374,000
Susan S. Denison	$164,000	$175,000	$339,000
Ronnie S. Hawkins	$138,000	$175,000	$313,000
Deborah J. Kissire	$144,000	$175,000	$319,000
Gracia C. Martore	$164,000	$175,000	$339,000
Linda Johnson Rice	$144,000	$175,000	$319,000
Valerie M. Williams	$144,000	$175,000	$319,000

[1] This column reports the amount of cash compensation earned in 2021 for Board and Committee service.

[2] The amount reported in the "Stock Awards" column for each director reflects the aggregate grant date fair value of the stock granted in 2021, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"). For a discussion of the assumptions used to calculate the fair value of stock awards, refer to Notes 2 and 10 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021 (the "2021 10-K"). The grant date fair market value for each quarterly stock award was $43,750 for each individual reported in the table above. All stock awards held by directors were fully vested as of December 31, 2021.

No Other Compensation. Directors received no compensation in 2021 other than that described above. We do not have a retirement plan for directors and they receive no pension benefits.

Stock Ownership Requirement. The Board encourages stock ownership by directors and, in 2004, we adopted stock ownership guidelines for our directors. The director guidelines provide, in general, that our directors must own Omnicom stock equal to or greater than five times their annual cash retainer within five years of their joining the Board. As of December 31, 2021, each member of our Board that has served on the Board five years or more was in compliance with these guidelines.

ITEM 2 — ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking shareholders to approve an advisory resolution on the compensation of the Company's named executive officers as reported in this Proxy Statement. Five years ago, the Board recommended that this advisory vote to approve named executive officer compensation be conducted annually and shareholders voted in favor of this recommendation by a substantial majority. Accordingly, the Board has determined that it will hold an advisory vote to approve named executive officer compensation annually until the next vote to determine the frequency of such an advisory vote. Subsequent to the advisory vote reflected in this proposal, the next advisory vote to approve named executive officer compensation is expected to occur at the 2023 Annual Meeting of Shareholders.

Our executive compensation programs are designed to support the Company's long-term success. As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract, motivate and retain the talented executives who are a critical component of Omnicom's long-term success by providing each with a competitive total rewards package;
- support talent development in a rapidly evolving and competitive industry;
- maintain a balanced approach to building long-term shareholder value that does not overemphasize a single metric; and
- ensure that executive compensation is aligned with both the short and long-term interests of shareholders.

The majority of each NEO's total compensation was variable and based on performance. With respect to our Chief Executive Officer, 95% of his 2021 compensation was variable and based on performance.

We urge shareholders to read the "Compensation Discussion and Analysis" below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative below, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to our success.

We are asking shareholders to approve the following advisory resolution at the 2022 Annual Meeting.

RESOLVED, that the shareholders of Omnicom Group Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2022 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table for 2021 and the other related tables and disclosure.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

> The Board UNANIMOUSLY recommends that shareholders vote **FOR** the advisory resolution to approve executive compensation.

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

EXECUTIVE COMPENSATION

Table of Contents

Executive Summary

OVERALL COMPENSATION OBJECTIVES AND PRINCIPLES

The Compensation Committee is responsible for establishing, implementing and monitoring Omnicom's executive compensation policies and program. The overarching goals of our compensation program are to:

Attract, motivate and retain	Support talent development	Maintain a balanced approach	Ensure that executive compensation is aligned
the talented executives who are a critical component of Omnicom's long-term success by providing each with a competitive total rewards package;	in a rapidly evolving and competitive industry;	to building long-term shareholder value that does not overemphasize a single metric; and	with both the short- and long-term interests of shareholders.

We accomplish this by:

- closely tying pay to current and long-term Company performance;

- maintaining a high degree of variable "at-risk" compensation;

- establishing challenging quantitative performance metrics that align with our business strategy, which determine 75% of our Annual Cash Incentive Award;

- determining 25% of our Annual Cash Incentive Award by assessing certain qualitative performance metrics, including our responses to ongoing COVID-19 challenges; diversity equity and inclusion; and corporate values and integrity; and

- sustaining competitive compensation levels.

ABOUT OUR BUSINESS

Omnicom is a strategic holding company formed in 1986 and through its branded networks and agencies provides advertising, marketing and corporate communications services to over 5,000 clients in more than 70 countries. We operate in a highly competitive industry and compete against other global, national and regional advertising and marketing services companies, as well as technology, social media and professional services companies. The proliferation of media channels, including the rapid development and integration of interactive technologies and media, has fragmented consumer audiences targeted by our clients. These developments make it more complex for marketers to reach their target audiences in a cost-effective way, causing them to turn to global service providers such as Omnicom for a customized mix of advertising and marketing services designed to optimize their total marketing expenditure.

On a global, pan-regional and local basis, our networks and agencies provide a comprehensive range of services in the following fundamental disciplines: Advertising, Precision Marketing, Commerce & Brand Consulting, Experiential, Execution & Support, Public Relations and Healthcare. Advertising includes creative services across digital and traditional media, strategic media planning and buying, and data analytics services. Precision Marketing includes digital and direct marketing, digital transformation and data and analytics. Commerce & Brand Consulting services include brand consulting, strategy and research, and retail e-commerce. Experiential marketing services include live and digital events and experience design and execution. Execution & Support includes field marketing, digital and physical merchandising and point-of-sale, as well as other specialized marketing and custom communications services. Public relations services include corporate communications, crisis management, public affairs, and media and media relations services. Healthcare includes advertising and media services to global healthcare and pharmaceutical clients.

Our business model was built and continues to evolve around our clients. Our fundamental business principle is that our clients' specific marketing requirements are the central focus of how we structure our service offerings and allocate our resources. This client-centric business model requires that multiple agencies within Omnicom collaborate in formal and informal virtual client networks utilizing our key client matrix organization structure. This collaboration allows us to cut across our internal organizational structures to execute our clients' marketing requirements in a consistent and comprehensive manner. We use our client-centric approach to grow our business by expanding our service offerings to existing clients, moving into new markets and obtaining new clients. In addition to collaborating through our client service models, our agencies and networks collaborate across internally developed technology platforms. Annalect, our proprietary data and analytics platform, serves as the strategic resource for all of our agencies and networks to share when developing client service strategies across our virtual networks. Omni, our people-based precision marketing and insights platform, identifies and defines personalized consumer experiences at scale across creative, media and other disciplines.

Certain business trends have impacted our business and industry. These trends include clients increasingly expanding the focus of their brand strategies from national markets to pan-regional and global markets and integrating traditional and non-traditional marketing channels, as well as utilizing new communications technologies and emerging digital platforms. As clients increase their demands for marketing effectiveness and efficiency, they continue to consolidate their business within one or a small number of service providers in the pursuit of a single engagement covering all consumer touch points. We have structured our business around these trends. We believe that our key client matrix organization structure approach to collaboration and integration of our services and solutions provides a competitive advantage to our business in the past and we expect this to continue over the medium and long term. Our key client matrix organization structure facilitates superior client management and allows for greater integration of the services required by the world's largest brands. Our over-arching strategy is to continue to use our virtual client networks to grow our business relationships with our largest clients by serving them across our networks, disciplines and geographies.

OVERVIEW OF 2021 COMPANY PERFORMANCE

As described in greater detail below, Omnicom exceeded internal expectations for the performance in 2021 as we continued to manage the ongoing challenges of COVID-19. Our organic growth for the full year finished at 10.2%. We also benefited from the continuing rebound in our Experiential discipline as more in-person events resumed in the last fiscal quarter of 2021. Our revenue performance impacted both our operating profit and earnings per share. Operating profit was up 37.5% with a margin of 15.4%, and an increase in diluted net income per share of 49%. Crucial to our continuing success, our cash flow and balance sheet also remained strong.

With the pace of change in the digital space accelerating, Omnicom has continued to evolve our existing capabilities and invest in new and innovative offerings to meet the needs of our clients and future prospects. We believe these efforts have allowed us to be particularly competitive in the marketplace by providing a suite of services and capabilities that position us to reimagine and strengthen our clients' businesses, brands, services and products. We strive to seamlessly connect clients with their consumers across the marketing journey by leveraging Omni, our people-based precision marketing and insights platform, which identifies and defines personalized consumer experiences at scale across creative, media and other disciplines. Our goal is to transform client marketing and customer relationship technology platforms and innovate in digital, e-commerce and new media channels.

One area where these investments are making a demonstrable impact is in our Omnicom Precision Marketing Group (OPMG), which offers marketing technology and digital transformation consulting, decision sciences, customer experience design and targeted customer marketing programs for our clients. We believe these offerings are helping clients transform their business by engaging directly with their consumers through digital platforms. In November, we acquired BrightGen, a Salesforce Summit Partner that will extend OPMG Salesforce capabilities and reach in Europe. The success of OPMG's offering is reflected by the group's wins with some of the world's largest brands and by its financial results. The Precision Marketing discipline grew by 19% in 2021.

Much of the work conducted within OPMG is supported by foundational technology integrated with Omni. Omni is built for collaboration across the entire Company, acting as a single source of data and process workflow from insights to execution. We believe it empowers our people and clients to make better and faster decisions, maximizing efficiency and return on investment. A key emphasis for us going forward is to continue to meet the demand for services across the marketing journey by offering more services to our existing clients and winning new business relationships.

Our objective in part is to increase the number of clients who consolidate more of their services with Omnicom. These are significant growth opportunities for us where our suite of services, creativity and culture of collaboration, all supported by Omni, give us a competitive advantage. In addition to our integrated wins, our world-class talent and agencies had numerous recent new business wins within their specialties and across geographies. Our success on our wins in 2021 has resulted in us expanding our services and continues to inform our priority investments and mergers and acquisitions strategies.

At Omnicom today, our emphasis is around developing our future talent and continuing our disciplined succession planning. With this in mind, we made important senior management changes in 2021. Daryl Simm moved into the newly created position of President and Chief Operating Officer of Omnicom, after serving as CEO of Omnicom Media Group (OMG) for more than two decades. Mr. Simm will now work directly with our CEO, Mr. Wren, to oversee business operations across Omnicom. We also named Karen van Bergen as Chief Environmental Sustainability Officer, reporting to Mr. Wren, who will be responsible for overseeing the Company's climate change initiatives and processes which include setting measurable goals, policies and partnerships that will reduce its carbon footprint.

Our people are our greatest asset, and we are constantly looking to invest and create opportunities for them across the enterprise, especially during a time when the war for talent is fierce, attracting and retaining talent is a top priority. We have made many changes in response to the challenges posed in part by COVID-19. We have instituted new programs that provide greater career mobility across our agencies, allow for agile and flexible work arrangements, and expand our investments in technology, learning and development programs, while maintaining competitive benefits and compensation programs. We want Omnicom to be a company that our people can be proud of and want to work for, focusing on the role we play in critical areas such as environmental sustainability and DE&I.

In fact, Omnicom was the only company in our industry named to *Newsweek's* list of America's Most Responsible Companies in 2021 and we were named to the list for a third consecutive time in early 2022. We believe the strategic decisions we made during 2021 have aptly positioned us for this year, in which we plan to focus on key strategic initiatives, which remain our talent, dedication to creativity and building our already strong capabilities in precision marketing and marketing technology consulting, e-commerce, digital and performance media, and predictive data-driven insights.

Omnicom 2021 Financial Results

$14.3 billion Revenue +8.5%	**$1.4 billion** Net Income	**10.2%** Organic Growth	
$1.8 billion Free Cash Flow +5.4%	**$2.2 billion** Operating Profit	**44.3%** ROE	**33.4%** ROIC

As the impact of the COVID-19 pandemic on the global economy moderated, we experienced improvement in our business in 2021 as compared to 2020. In 2021, revenue increased $1,118.3 million, or 8.5%, compared to 2020. The increase in revenue primarily reflects increased client spending in all our disciplines and across all our geographic areas compared to the prior year and the strengthening of most foreign currencies, primarily the British Pound and the Euro, against the U.S. Dollar. The increase in revenue year-over-year was impacted by a reduction in acquisition revenue, net of disposition revenue, primarily due to the sale of ICON International, or ICON, a specialty media business, in the second quarter of 2021.

Net income in 2021 increased $462.4 million to $1,407.8 million from $945.4 million in 2020. The year-over-year increase is due to the factors described in detail in our 2021 10-K. Diluted net income per share increased to $6.53 in 2021, compared to $4.37 in 2020, due to the factors described in our 2021 10-K, as well as the impact of the reduction in our weighted average common shares outstanding resulting from the resumption of repurchases of our common stock during the year, net of shares issued for restricted stock awards, stock option exercises and the employee stock purchase plan during the year.

Operating profit increased $599.1 million to $2,197.9 million, operating margin increased to 15.4% from 12.1%, and EBITA margin increased to 15.9% from 12.8%. See Annex A for the definition of EBITA margin, which is a Non-GAAP measure. The increases in operating profit, operating margin and EBITA margin reflect the positive impact of organic revenue growth, the positive impact of cost reduction actions taken in the prior year in response to the COVID-19 pandemic, and the negative impact in the prior year from the net increase in operating expenses recorded in the second quarter of 2020 aggregating $171.1 million, related to the COVID-19 repositioning costs, and asset impairment charges recorded in the fourth quarter of 2020, partially offset by the benefit of $162.6 million related to reimbursements under pandemic relief government programs. Additionally, operating profit, operating margin and EBITA margin for 2021 were favorably impacted by the $50.5 million gain recorded in connection with the sale of ICON.

We Are Focused on Delivering Value to Our Shareholders.

As a result of our continuing efforts to prudently manage the use of our cash, we were able to generate $1.8 billion of free cash flow during 2021, an increase of 5.4% as compared to the prior year, and ended the year with $5.3 billion in cash and cash equivalents. See Annex A for the definition of free cash flow, which is a Non-GAAP measure, and a reconciliation of free cash flow to net income. We returned $592.3 million of cash to pay dividends to common shareholders. We maintained our dividend throughout the pandemic in 2020 and increased it by 7.7% in 2021 to a quarterly rate of $0.70 per share. For the year ended December 31, 2021, our return on invested capital was 33.4%, while our return on equity was 44.3%. Return on invested capital is defined as after-tax operating profit divided by the average of invested capital for the period (the sum of total debt, long-term liabilities, deferred tax liabilities and shareholders' equity; less cash and cash equivalents). See Annex A for the definition of after-tax operating profit and a reconciliation of after-tax operating profit to operating profit.

We Were Recognized for Our Extraordinary Creative Talents.

The ingenuity and creativity of our people resulted in our agencies and networks receiving numerous industry awards and recognitions. The following are just a few of the highlights:

At Cannes Lions Live 2021, all three Omnicom creative networks (BBDO, DDB and TBWA) placed in the top 10 of the Network of the Festival competition. AMV BBDO won Agency of the Festival, and OMG agencies PHD and OMD earned first and second place respectively in the Media Network of the Festival competition.

TBWA, BBDO and Goodby Silverstein & Partners were named to *Fast Company's* list of 2021 World's Most Innovative Companies, making Omnicom the only holding company to have three agencies ranked in the top 10 of the Advertising sector. This marks the third time that Goodby Silverstein & Partners made the list, the third year in a row for TBWA and the fourth consecutive year for BBDO.

Omnicom was named Most Effective Holding Company at the 2021 Effie Awards. BBDO received the title of Most Effective Agency Network.

TBWA was crowned *Adweek's* 2021 Global Agency of the Year.

FleishmanHillard received top honors in 2021, being named Global PR Agency of the Year by both *Campaign* and *PRovoke Media*.

DDB Worldwide was named 2021 Network of the Year at the 100th Anniversary of the ADC Awards hosted by The One Club. DDB Germany was named Agency of the Year.

Critical Mass was recognized as a 2021 Best Place to Work by *Ad Age*.

PHD topped the charts at *Campaign UK*'s 2021 Agency of the Year awards, winning both EMEA Media Network of the Year and UK Media Agency of the Year.

We Continued to Realign and Optimize Our Portfolio Agencies.

We acquired some excellent businesses in key growth areas in 2021 and continued to realign and optimize our portfolio agencies. Some of our notable acquisitions and dispositions are as follows:

Credera, a global, boutique consulting firm focused on strategy, transformation, data and technology, acquired BrightGen, a Salesforce Summit Partner, to extend its depth in digital transformation, marketing technology and customer experience capabilities. Credera is part of OPMG, the digital and customer relationship management specialist practice area within Omnicom.

Credera also acquired a majority stake in Areteans, a leading global services and solutions company, to extend its depth in digital transformation, digital marketing and ecommerce capabilities.

OMG acquired Jump 450 Media, a performance marketing agency focused on customer acquisition for brands across the digital ecosystem. Jump 450 Media leverages algorithmic scaling strategies, rapid creative testing and robust data analytics to optimize digital media spend and drive customer acquisition for high-growth and enterprise clients in industries such as consumer, health and wellness, gaming and fintech. Jump 450 will form the foundation for a dedicated performance media platform and business operation within OMG.

OMG sold ICON to ICON's management team. The sale of ICON is part of Omnicom's continuing realignment of its portfolio of businesses and is consistent with its strategic plan and investment priorities.

Omnicom Health Group, the largest healthcare marketing and communications group in the world, acquired Archbow Consulting. Archbow helps pharmaceutical and biotech companies design, build and optimize market access operations, product distribution and patient access hubs. Archbow will join Entrée Health network, Omnicom Health Group's dedicated value and access center of excellence.

Omnicom acquired Oliver Schrott Kommunikation GmbH (OSK), one of Germany's leading public relations and communication agencies. OSK operates as a stand-alone brand within Omnicom Public Relations Group, the collective of top global public relations and specialist agencies within Omnicom. The acquisition of OSK is part of our strategic plan to grow our capabilities in the areas where OSK excels, especially the convergence of technology, mobility and communications.

We made progress on creating equitable, inclusive workplaces for all employees.

Over the last year, Omnicom made substantial progress on OPEN 2.0, our DE&I action plan that builds upon the progress we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom.

In addition to the four key tenets – culture, collaboration, clients and community – and the eight Action Items outlined in OPEN 2.0, we established DE&I Guiding Principles that express our commitment to our employees, our clients and the community.

To our people, we commit to:

- Creating environments that encourage diversity of thought and lived experiences
- Building inclusive teams that reflect the diversity of our communities
- Creating clear paths to leadership for people from diverse groups
- Offering education and development programs to improve cultural understanding of DE&I and our priorities within OPEN 2.0

To our clients, we commit to:

- Building teams that reflect diverse voices
- Providing timely communications on the DE&I landscape and implications for our work
- Implementing DE&I best practices that lay the foundation for more inclusive work
- Having thoughtful, sometimes challenging, conversations that will strengthen our relationship and the work we do together
- Sharing accountability and mutual transparency on DE&I commitments and progress

To our communities, we commit to:

- Taking time to consider, better understand and be inclusive of the diverse global communities in which we operate
- Being intentional about how we represent people of different races, ethnicities, abilities, religions, political affiliations, sexual orientations, and more in our work
- Working with diverse partners that help us address systemic inequities
- Giving back to and investing in underrepresented communities

It is through the focus provided by OPEN 2.0 and these commitments that we have been able to make progress on creating equitable workplaces that foster belonging for all employees and delivering inclusive work to our clients.

To serve even more of the Omnicom community, Omnicom launched four new OPEN Employee Resource Groups (ERGs) in 2021 to join Omniwomen and OPEN Pride, our existing OPEN ERGs. Black Together, Asian Leaders Circle, AcentÓ for our Latinx community, and OPEN DisAbility are global, integrated, and open for all Omnicom employees to join. These groups work to foster an inclusive and engaging work environment as well as increase networking and business opportunities.

Through the creation of our OPEN Up Client Summit series, we collaborate with clients, providing a platform to share ideas and insights. We also prioritized strengthening relationships between our OPEN Leaders and their DE&I client counterparts in order to make progress together.

In 2021, we also committed to strengthening our existing support of industry programs that are dedicated to increasing diversity within Omnicom's industries of focus. These programs included AAF Most Promising Multicultural Students, 4A's Multicultural Advertising Intern Program (MAIP), ADCOLOR, Institute of Public Relations, GLAAD, The Valuable 500 and The Brotherhood/Sister SOL. We will continue to focus and invest in partnerships that help us advance OPEN 2.0 and provide us with opportunities for recruiting, talent development, and platforms for thought leadership.

In addition, we launched a Health and Welfare Benefit Plan for our LGBTQIA+ community in 2021 that includes domestic partner coverage, health benefits, gender affirming benefits, emotional health, family support, family care and financial health. To further support our LGBTQIA+ employees, we also continued our work with GLAAD, served as a Platinum Sponsor for NYC Pride's 2021 celebration for the third year in a row, and grew OPEN Pride engagement to nearly 4,000 Omnicom employees.

This work, plus many other internal and external efforts, helped Omnicom achieve a perfect score for the sixth consecutive year on the Corporate Equality Index (CEI) administered by the Human Rights Campaign Foundation. This index is a nationally recognized benchmarking tool for corporate inclusive policies, benefits and practices pertinent to LGBTQ employees. Due to our high score, we were designated as a 2022 "Best Place to Work for LGBTQ Equality."

When we speak about proper representation and inclusion within Omnicom, we know it must start at the top. That is why we continue to place a strong emphasis on the diverse composition of our Board of Directors. Currently, our Board nominees consist of nine independent directors, with six women, four African Americans (including our Lead Independent Director) and one Latina. We are proud of the diverse knowledge and experience our Board members bring as they ensure ethical standards are upheld and exemplary oversight is maintained across our networks and agencies.

Additional information on our diversity efforts is set forth above in the section entitled "Diversity, Equity and Inclusion."

COMPENSATION DECISIONS REFLECT PERFORMANCE

These and other 2021 achievements were a direct result of the leadership of our named executive officers and other senior executives and provide significant context for the Compensation Committee's pay-for-performance approach and key 2021 compensation decisions. Our NEOs for fiscal year 2021 were:

- John D. Wren, Chairman and Chief Executive Officer
- Philip J. Angelastro, Executive Vice President and Chief Financial Officer
- Jonathan B. Nelson, Chief Executive Officer, Omnicom Digital
- Michael J. O'Brien, Executive Vice President, General Counsel and Secretary
- Daryl D. Simm, President and Chief Operating Officer

Omnicom strives to closely link executive compensation to performance by making a significant portion of potential compensation variable, as well as long-term performance driven. The more senior the executive, the lower his or her base pay will be as a proportion of his or her entire compensation package and the higher the executive's incentive-based and long-term retention components will be as a proportion of his or her entire compensation package. We believe this approach is aligned with shareholder interest and the long-term interests of the Company. For all NEOs, the majority of their total compensation was variable and based on performance. With respect to our CEO, 95% of his 2021 compensation was variable and based on performance.

LAST YEAR'S SAY ON PAY VOTE AND SHAREHOLDER ENGAGEMENT

The Compensation Committee believes that our executive compensation program aligns with performance, reflects our business philosophy and utilizes competitive practices regarding executive compensation in a highly competitive industry. At our 2021 Annual Meeting of Shareholders, 88% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of our 2020 executive compensation program. The Compensation Committee believes this vote, in combination with direct feedback from our shareholders, affirms shareholders' support of the Company's approach to executive compensation. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes and feedback received directly from our shareholders when making future compensation decisions for the NEOs.

In 2021, we reached out to shareholders holding 65% of our outstanding shares with an invitation to engage. We spoke to every shareholder that accepted our invitation, which represented an aggregate of 40% of our outstanding shares, in a continued effort to foster a successful shareholder outreach program. Executive compensation was one of many topics included in our discussion with shareholders and shareholder feedback is shared with the Compensation Committee, as appropriate, as well as with the full Board. As a whole, shareholders were overwhelmingly supportive of the changes to our compensation structure in 2021 in response to shareholder feedback and management of the ongoing challenges of COVID-19 and were pleased that we reintroduced internal financial performance metrics in the fiscal 2021 Annual Cash Incentive Award program, weighted at 25%, and continued to weight qualitative metrics, also at 25%, with an emphasis on managing the ongoing challenges of COVID-19, DE&I, environmental sustainability and other corporate responsibility factors.

Compensation Committee Report

The Compensation Committee, which is comprised solely of independent members of the Board, has reviewed the "Compensation Discussion and Analysis" and discussed the analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in Omnicom's 2021 10-K filed with the SEC on February 9, 2022.

Members of the Compensation Committee
Susan S. Denison, *Chair*
Mary C. Choksi
Leonard S. Coleman, Jr.
Linda Johnson Rice

Compensation Discussion & Analysis

OBJECTIVES

Compensation Decision Process

The Compensation Committee annually reviews and approves the compensation of the NEOs. To aid the Compensation Committee in making its compensation determinations, the Chief Executive Officer annually reviews the performance of each other NEO by evaluating the performance factors described in this Compensation Discussion and Analysis and presents his conclusions and recommendations to the Compensation Committee. The Compensation Committee considers the Chief Executive Officer's recommendations, but ultimately makes the final decision as to compensation determinations. With respect to 2021 compensation, the Compensation Committee did not deviate materially from our Chief Executive Officer's recommendations.

As described above, effective November 1, 2021, Mr. Simm moved into the role of President and Chief Operating Officer of Omnicom, a newly created position. Prior to serving in this role, Mr. Simm served as Chief Executive Officer of OMG for more than two decades, having joined Omnicom in 1998. The Compensation Committee, on the recommendation of our CEO, Mr. Wren, determined Mr. Simm's Annual Cash Incentive Award based on an assessment of his individual contributions to advancing OMG's business strategy and long-term performance, OMG's 2021 financial results, and the overall financial performance of Omnicom Group. Prior to Mr. Simm becoming an executive officer, our Chief Executive Officer determined his 2021 base salary and recommended the value of the RSUs issued in June, 2021, which was also approved by the Compensation Committee, as described in the Summary Compensation Table for 2021 and Grant of Plan-Based Awards Table below.

Process for Determination of our Executive Compensation: Step-By-Step

STEP 1	**Base Salary** Compensation Committee sets base salaries - Mr. Wren's salary last increased 19 years ago
STEP 2	**Setting Performance Measures for 2021** Compensation Committee sets metrics and quantitative and qualitative performance measures for meriting an Annual Cash Incentive Award
STEP 3	**Determining Multipliers Based on Performance Range** Compensation Committee ascribes a range of predetermined multipliers based on the range of Omnicom performance with respect to each quantitative performance measure
STEP 4	**Setting Target and Maximum Annual Cash Incentive Award Dollar Amounts** Compensation Committee sets maximum and target Annual Cash Incentive Award dollar amounts
STEP 5	**Calculation of Annual Cash Incentive Award** Compensation Committee reviews Omnicom and peer group performance and calculates weighted score for each metric and final earned Annual Cash Incentive Award dollar amounts
STEP 6	**Adjustments Determined** Compensation Committee considers factors it deems appropriate in order to determine whether to make adjustments to the calculated Annual Cash Incentive Award dollar amounts and approves final Annual Cash Incentive Awards
STEP 7	**Long-Term Incentive Compensation: Grant of Three-Year Performance Restricted Stock Unit Awards for CEO/CFO** For CEO/CFO, the Compensation Committee granted in March 2021 an award of PRSUs that are subject to further performance conditions over a three-year period from 2021 to 2023 and are eligible to vest in 2024
STEP 8	**Long-Term Incentive Compensation: Grant of Time-Based Restricted Stock Units ("RSUs") to Other NEOs** For Messrs. Nelson, O'Brien and Simm, the Compensation Committee granted in the second quarter of 2021 an award of RSUs that vest ratably over a five-year period

ELEMENTS OF OMNICOM COMPENSATION AND FISCAL YEAR 2021 DECISIONS

For Messrs. Wren and Angelastro, our principal components of pay for performance in 2021 are a base salary, an Annual Cash Incentive Award based on 2021 performance and an award of PRSUs that is contingent upon the long-term performance of the Company.

For Messrs. Nelson, O'Brien and Simm, our principal components of pay for performance in 2021 are a base salary, an Annual Cash Incentive Award based on 2021 performance and an award of RSUs that vest ratably over a five-year period.

Although NEOs are eligible to receive an Annual Cash Incentive Award if their achievements so merit, the granting of an Annual Cash Incentive Award to any NEO is entirely at the election of the Compensation Committee. The Compensation Committee may choose not to award an Annual Cash Incentive Award to a NEO or to adjust the amount of the award that results from the application of the measures described in this Compensation Discussion & Analysis, in each case in light of all factors deemed relevant by the Compensation Committee. In addition, to the extent achievement of the performance criteria may be impacted by changes in accounting principles and extraordinary, unusual or infrequently occurring events reported in Omnicom's public filings, the Compensation Committee exercises its judgment whether to reflect or exclude their impact.

Each of these components and the manner in which decisions for 2021 were made for each NEO are more fully discussed in the sections that follow.

STEP 1	**Base Salary**
	Compensation Committee sets base salaries – Mr. Wren's salary last increased 19 years ago

NEO Base Salaries:

John Wren Chairman and Chief Executive Officer	$1,000,000
Philip Angelastro Executive Vice President and Chief Financial Officer	$ 850,000
Jonathan Nelson Chief Executive Officer, Omnicom Digital	$ 850,000
Michael O'Brien Executive Vice President, General Counsel and Secretary	$ 700,000
Daryl Simm President and Chief Operating Officer	$ 975,000

The objective of base salary is to provide a portion of compensation to the NEO that is not "at risk" like incentive bonuses or equity awards, and is generally unaffected by fluctuations in company performance or the market in general. The base salaries for the NEOs are determined by the Compensation Committee. However, Mr. Simm became an executive officer in 2021, and as a result his base salary was set by Mr. Wren prior to becoming an executive officer.

Adjustments in base salary for NEOs are not automatic or formulaic, and are ultimately made by the Compensation Committee in the exercise of its business judgment. Normally, base salary adjustments are generally considered no more frequently than every 24 months.

In addition to Mr. Wren, Mr. O'Brien has not had an increase in base salary in 19 years. Prior to the increase he received in 2014 upon his appointment to Executive Vice President and Chief Financial Officer, Mr. Angelastro had not had an increase in base salary in 12 years and his base salary has not increased further since his appointment.

Omnicom considers a number of factors when determining whether to make base salary adjustments, which factors may include advice from our compensation consultant, the general knowledge of our Chief Executive Officer and Compensation Committee of base salaries paid to similarly positioned executives, salaries paid historically, tax and accounting changes that may affect the Company, as well as personal performance as assessed by the Compensation Committee and the Chief Executive Officer. No formulaic base salary adjustments are provided to the NEOs.

Based on our Chief Executive Officer and the Compensation Committee's general knowledge of base salaries paid to similarly positioned executives at companies of comparable size and profitability, and the Compensation Committee's emphasis on performance-based compensation, no NEO's base salary was adjusted in 2021.

Performance-Based Compensation Awards

Under Omnicom's Senior Management Incentive Plan, eligible executive officers may receive an Annual Cash Incentive Award, except as the Compensation Committee may otherwise determine in the exercise of its business judgment.

The following table summarizes the combination of quantitative and qualitative performance measures the Compensation Committee considered for the Annual Cash Incentive Awards awarded for performance in fiscal year 2021, each of which is discussed in greater detail below. As explained above, the Compensation Committee, on the recommendation of our CEO, Mr. Wren, determined Mr. Simm's Annual Cash Incentive Award based on an assessment of his individual contributions to advancing OMG's business strategy and long-term performance, OMG's 2021 financial results, and the overall financial performance of Omnicom Group. The assessment of his Annual Cash Incentive Award is, therefore, not included below.

Determination of Annual Cash Incentive Award:

STEP 2 | **Setting Performance Measures for 2021**
Compensation Committee sets metrics and quantitative and qualitative performance measures for meriting an Annual Cash Incentive Award

Component	Weighting	Performance Measures	Rationale for Selection of Performance Metric
Peer Metric (Performance Relative to Peers)	50%	▪ Return on equity (40%)	▪ Comprehensively evaluates various financial metrics and directly tied to the return to our common shareholders over time
		▪ Organic growth (20%)	▪ Measures ability to drive revenue growth from existing operations, exclusive of acquisitions, dispositions and currency effects
		▪ Operating profit margin (20%)	▪ Focuses the Company on operating at sustainable, profitable levels
		▪ Organic growth plus operating profit margin (20%)	▪ Balances the contribution of each of these important metrics
Performance Metric (OMC Targets)	25%	▪ Diluted EPS growth (33.3%)	▪ Measures Company's profitability
		▪ EBITA margin (33.3%)	▪ Focuses the Company on operating at sustainable, profitable levels
		▪ Organic growth (33.3%)	▪ Measures ability to drive revenue growth from existing operations, exclusive of acquisitions, dispositions and currency effects
Qualitative Metric	25%	▪ Assessment of our responses to ongoing COVID-19 challenges;	▪ Incorporates new metrics to reflect priority focus on DE&I, corporate values and integrity and continued management of COVID-19 challenges
		▪ Diversity, equity and inclusion; and	
		▪ Environmental sustainability, corporate values and integrity	

We believe our goals are meaningful and challenging, the achievement of which is designed to drive shareholder value.

STEP 3	**Determining Multipliers Based on Performance Range**
	Compensation Committee ascribes a range of predetermined multipliers based on the range of Omnicom performance with respect to each quantitative performance measure

PEER METRIC (FINANCIAL PERFORMANCE VS. INDUSTRY PEER GROUP) – 50% OF TARGET ANNUAL CASH INCENTIVE AWARD

Performance Measure	Weight	Rank	Peer Multiplier
Return On Equity	40%	1 - 4	0.4 – 2.0
Organic Growth	20%	1 - 4	0.4 – 2.0
Operating Profit Margin	20%	1 - 4	0.4 – 2.0
Organic Growth + Operating Profit Margin	20%	1 - 4	0.4 – 2.0

The "Peer Metric" is based on Omnicom's financial performance as compared to an industry peer group. The Compensation Committee considered the following performance measures for fiscal year 2021 as compared to that of an industry peer group, which included WPP plc, Publicis Groupe SA and The Interpublic Group of Companies, Inc. (the "Peer Metric Group"), with each measure weighted as indicated:

- return on equity (ROE) (40%)
- organic growth (20%)
- operating profit margin (20%)
- organic growth plus operating profit margin (20%)

Peer Metric
(50% of Target Incentive Award)



40%
ROE

20%
Organic Growth

20%
Operating Profit Margin

20%
Organic Growth plus Operating Profit Margin

A predetermined multiplier of between 0.4 and 2.0 (the "Peer Multiplier") was ascribed based on Omnicom's ranking relative to the Peer Metric Group for each metric. The Peer Multiplier was applied to each metric's weighting within the category based on the results achieved to arrive at a weighted score (the "Peer Weighted Score").

PERFORMANCE METRIC (FINANCIAL PERFORMANCE VS. ANNUAL COMPANY TARGET) – 25% OF TARGET ANNUAL CASH INCENTIVE AWARD

Performance Measure	Weight	Performance Range	Performance Multiplier
Diluted EPS Growth	33⅓%	8.0% - 13.0%	0.0 – 2.0
EBITA Margin	33⅓%	15.2% - 15.6%	0.0 – 2.0
Organic Growth	33⅓%	4.0% - 8.0%	0.0 – 2.0

The "Performance Metric" is based on Omnicom's financial performance as compared to annual Company targets. The Compensation Committee considered the following performance measures for fiscal year 2021, with each measure weighted as indicated:

- Fully diluted earnings per share growth (Diluted EPS) growth (33.3%)
- earnings before interest, taxes and amortization (EBITA) margin (33.3%)
- organic growth (33.3%)

Performance Metric
(25% of Target Incentive Award)



Organic growth is total revenue growth less the change in revenue attributable to changes in foreign exchange rates and the revenue from businesses acquired net of the revenue from businesses that were disposed. A predetermined multiplier of between 0.0 and 2.0 (the "Performance Multiplier") was ascribed based on the range of Omnicom performance with respect to each performance measure as shown above. The Performance Multiplier is applied to each metric's weighting within the category based on the results achieved to arrive at a weighted score (the "Performance Weighted Score").

STEP 4 | **Setting Target and Maximum Annual Cash Incentive Award Dollar Amounts**
Compensation Committee sets maximum and target Annual Cash Incentive Award dollar amounts

Name of Executive	Threshold	Target	Maximum
John Wren	$0	$7,900,000	$15,800,000
Philip Angelastro	$0	$2,500,000	$ 5,000,000
Jonathan Nelson	$0	$1,500,000	$ 3,000,000
Michael O'Brien	$0	$1,150,000	$ 2,300,000

For performance in fiscal year 2021, we established a maximum incentive compensation level and a target incentive compensation level set at a percentage of the maximum incentive compensation level, which are shown above and in the "Grants of Plan-Based Awards in 2021" table. As described below, the Compensation Committee generally consults with its compensation consultant to determine the range of total compensation for similarly positioned executives at our peer group companies. The Compensation Committee takes the information provided in the compensation consultant report into consideration when determining the Incentive Award target for our NEOs.

STEP 5 | **Calculation of Annual Cash Incentive Award**
Compensation Committee reviews Omnicom and its peer group and calculates weighted score for each metric and final earned Annual Cash Incentive Award dollar amounts

CALCULATION OF METRICS RESULTS – COMPANY PERFORMANCE VS. INDUSTRY PEER GROUP

When calculating the Operating Profit Margin Peer Metric, we made adjustments to Operating Profit to exclude the gain on the sale of ICON in the second quarter of 2021. The tables in Annex A show the adjustments made to Omnicom Group Inc.'s Operating Profit.

	2021 Performance	Peer Metric Group Rank	Weight	Peer Multiplier	Weighted Score
Return On Equity	44.3%	1	40%	2.00	0.800
Organic Growth	10.2%	3	20%	1.00	0.200
Adjusted Operating Profit Margin	15.0%	1	20%	2.00	0.400
Organic Growth + Adjusted Operating Profit Margin	25.2%	2	20%	1.50	0.300
Total					1.700
Peer Weighted Score of 1.700 x metric weighting of 50%					85.0%

CALCULATION OF METRICS RESULTS – COMPANY TARGETS

When calculating our EBITA Margin, we made adjustments to EBITA to exclude the gain on the sale of ICON in the second quarter of 2021. When calculating our Diluted EPS growth, we made adjustments to (i) exclude the impact of COVID-19 related repositioning costs in 2020, (ii) exclude the COVID-19 related asset impairment loss in 2020, and (iii) exclude the gain on the sale of ICON in the second quarter of 2021. The tables in Annex A show these adjustments to EBITA Margin and Diluted EPS growth.

	Target Range and 2021 Performance	Performance Multiplier	Relative Weight	Weighted Score
Diluted EPS growth	12.0% (8.0% – 13.0%)	1.500	33.3%	0.500
EBITA margin	15.6% (15.2% – 15.6%)	2.000	33.3%	0.667
Organic growth	10.2% (4.0% – 8.0%)	2.000	33.3%	0.667
Total				1.833
Performance Weighted Score of 1.833 x metric weighting of 25%				45.8%

CALCULATION OF METRICS RESULTS – QUALITATIVE METRIC DETERMINATIONS

The Qualitative Metric, the outline of which is provided below, was implemented to further align pay with the achievement of criteria relating to management's continued response to COVID-19, further promote accountability for progress on our DE&I initiatives, and make the compensation program more consistent with our peer group.

Response to Ongoing COVID-19 Challenges

- Providing for and prioritizing the safety and well-being of employees;
- Effectiveness of business continuity;
- Safely reopening offices;
- Management of capital structure, liquidity, cash flow/working capital;
- Effectiveness of cost-reduction initiatives;
- Preservation of the payment of the dividend on our common stock;
- Management of client relationships, payment terms, contract amendments and credit risk; and
- Implementation of strategic initiatives in response to current economic conditions.

Diversity, Equity and Inclusion

- Implementation of and progress under the Action Items in OPEN 2.0 - Omnicom's action plan for Diversity, Equity and Inclusion initiatives, including Omnicom's progress with respect to key performance indicators established with respect to the compensation period.

Corporate Responsibility and Integrity

- Achieving highest levels of corporate, social and environmental responsibility;
- Maintaining a professional work-place environment; and
- Maintaining highest standards of corporate values and integrity.

Qualitative Metric Fiscal Year 2021 Determinations

Response to Continued and Evolving COVID-19 Challenges

While the impact of the COVID-19 pandemic on the global economy moderated, it remained a public health threat and posed many challenges necessitating a continued focus on executing strategic decisions quickly and effectively. Mr. Wren continued to lead the Company in developing and implementing an evolving action plan framework and certain related procedures in response to the ongoing pandemic. As has been true since the pandemic began, Mr. Wren's primary focus remained on the safety and well-being of our employees. Other imperative concerns were the ability of the Company to effectively service our clients, preserve the strength of Omnicom's business for the long term and maintain a strong return for the shareholders of our common stock. The following table briefly summarizes the key focus areas for actions that mitigated the impact of the COVID-19 pandemic for our Company, each of which is discussed in greater detail below.

Key focus areas for actions that mitigate the continued impacts of COVID-19 for our Company		
Prioritizing Safety and Well-Being of Our Employees	**Effectively Serving Our Clients**	**Preserving the Strength of Our Business and Maintaining Shareholder Return**
▪ Effectiveness of business continuity ▪ Continued improvement on the success of our virtual work environment ▪ Instituting new programs that allow for agile and flexible work arrangements ▪ Continued commitment to employee health and safety ▪ Continued heightened workplace hygiene policies and office cleaning procedures	▪ Agencies continued to institute developed insights and creative ideas to support clients and their customers ▪ New investment in areas most important to our clients in a quickly evolving digital environment ▪ Continued management of client relationships, payment terms, contract amendments and credit risk ▪ Extensive work done by agencies to provide clients with services and solutions needed during unprecedented times	▪ Thoughtful balance sheet and liquidity management, building on history of disciplined capital allocation decisions ▪ Continued reduction in discretionary and infrastructure costs, resulting from new ways of working and efficiencies achieved during the pandemic ▪ Strategic capital expenditures executed and resumption of stock repurchases as an important total return for our shareholders ▪ Continued adjustment of operations to resume pre-pandemic operations ▪ Increased our dividend by 7.7% in 2021 to a quarterly rate of $0.70 per share

PRIORITIZING THE SAFETY AND WELL-BEING OF OUR EMPLOYEES

As explained above, Omnicom's first priority continued to be the safety and well-being of our employees. Many of Omnicom's employees worldwide continued to work remotely in 2021 and, while preparing for a successful return to the office, we developed and instituted new programs that allow for agile and flexible work arrangement to meet the changing needs of employees after navigating the pandemic. Omnicom's agencies continued to follow relevant health authority guidelines, such as those from the Centers for Disease Control and Prevention in the United States and the National Health Service in the United Kingdom. In addition, Omnicom's agencies were instructed on the steps to take if an employee tests positive for COVID-19 or has been in close contact with another person who has tested positive in light of new variants and evolving advice from relevant health authorities. We continued more heightened workplace hygiene policies and office cleaning procedures. We followed recommended travel restrictions and meeting guidelines. Mr. Wren maintained direct communication regarding the evolving nature of the global health challenges to all employees in the form of emails.

As an example of our effort to prioritize the safety and well-being of our employees, all Omnicom offices in the United States (and elsewhere where permitted by law) were open only to fully vaccinated employees and visitors.

Omnicom's information technology task force and teams continued to leverage various information technology methods for remote working to ensure that employees were able to effectively work remotely and receive at-home technology support. In addition, our information technology teams prepared our offices for returning to work, making sure that our employees were able to use video calls and other tools that they have come to rely on when working in the offices to ensure a seamless hybrid working environment.

EFFECTIVELY SERVING OUR CLIENTS

The COVID-19 pandemic continued to challenge most of our clients' businesses. As a result, clients continue to be faced with the need to cut costs, creatively meet strategic priorities and address the changing needs of employees. As long as the COVID-19 pandemic remains a threat, global economic conditions continue to be volatile and such uncertainty cuts across all clients, industries and geographies.

Our agencies quickly developed insights and creative ideas to support clients and their customers. They worked extensively to provide clients with services and solutions needed during these unprecedented times. We continued to review client credit considerations and accounts receivable from certain clients that were particularly impacted by the pandemic. We maintained client credit risk assessment procedures and monitored credit risk insurance in connection therewith. Omnicom leadership followed our internal processes for managing client requests to modify commercial terms, and the approval process for agency-client contractual changes. They also evaluated active client credit risk, and coordinated with credit officers.

PRESERVING THE STRENGTH OF BUSINESS AND MAINTAINING SHAREHOLDER RETURN

Our treasury and finance groups continued to focus on maintaining a strong balance sheet and significant liquidity and improving capital efficiency. We identified opportunities for further reduction in discretionary and infrastructure costs, resulting from new ways of working and efficiencies achieved during the pandemic. Importantly, we achieved the improvements in our margins discussed in greater detail above while continuing to invest in our talent and in the areas most important to our clients and, therefore, to our future revenue growth.

As a result of our continuing efforts to prudently manage the use of our cash, we were able to generate $1.8 billion of free cash flow during 2021, an increase of 5.4% as compared to the prior year, and ended the year with $5.3 billion in cash and cash equivalents. See Annex A for the definition of free cash flow, which is a Non-GAAP measure, and a reconciliation of free cash flow to net income. We returned $592.3 million of cash to pay dividends to common shareholders. We maintained our dividend throughout the pandemic in 2020 and increased it by 7.7% in 2021 to a quarterly rate of $0.70 per share. For the year ended December 31, 2021, our return on invested capital was 33.4%, while our return on equity was 44.3%. Return on invested capital is defined as after-tax operating profit divided by the average of invested capital for the period (the sum of total debt, long-term liabilities, deferred tax liabilities and shareholders' equity; less cash and cash equivalents). See Annex A for the definition of after-tax operating profit and a reconciliation of after-tax operating profit to operating profit.

DIVERSITY, EQUITY AND INCLUSION

Omnicom is a people business, and it has long been our mission to foster diverse and inclusive workplaces where all our people feel comfortable, confident and supported. Over the last year, we have demonstrated our commitment to DE&I by advancing the Action Items outlined in OPEN 2.0, our framework for achieving systemic equity.

Our mission is to attain equal representation, development, support and retention of historically underrepresented groups, and, in particular in the United States, for our Black, Hispanic, Asian and Indigenous professionals.

OPEN 2.0 specifies eight Action Items that will help us move toward achieving systemic equity faster and more effectively. These Action Items drive our DE&I efforts, and their highlights are provided below:

Action Items	Commentary
❶ Expand & Empower OPEN Leadership Team	Further **expand, support, and empower the team** (led by our Chief Equity and Impact Officer)
❷ Attracting and Recruiting Talent	Together with the OPEN Leadership Team, **agencies will promote our DE&I programs and initiatives**
❸ Development	Establish an **advocacy program** to nurture talent and create a path for success and advancement of individuals across the Company
❹ Retention	Establish a networking system that will allow talent to be sourced from across the firm globally to more efficiently and effectively provide **career advancement**
❺ Clients	Establish a program to **regularly update clients** on our DE&I initiatives, and expand our current **supplier diversity programs**
❻ Community	On an annual basis, we will identify additional organizations that our agencies enthusiastically support and offer our professional **services on a pro-bono basis** to advance their goals
❼ Mandatory Training	We will further expand our training programs designed to create awareness and sensitivity to issues regarding DE&I, including **global, mandatory unconscious bias training**
❽ Accountability	Our progress and effectiveness will be measured by **establishing Omnicom-wide key performance indicators (KPIs)** that will become part of our operations and an **important factor in executive compensation**

We made substantial progress under OPEN 2.0 in 2021. As shown in our chart on page 30, we achieved significant progress in increasing our workforce diversity during the year. We also launched four new Employee Resource Groups ("ERGs") during 2021, including the Asian Leaders Circle, Black Together, OPEN DisAbility and AcentO, which servers our Latinx community. Some ERG events drew participation from over 1,000 employees, and employees from over 50 countries participated in various events during the year. The total number of ERG members grew by over 100 percent during 2021. With also launched numerous diversity training programs, and over 68,000 employees completed our global Diversity Training Module.

CORPORATE RESPONSIBILITY AND INTEGRITY

Omnicom continues its deep commitment to corporate responsibility. The four pillars for our efforts include: (i) supporting our communities, (ii) creating a dynamic and diverse workforce, (iii) managing our environment footprint and (iv) ensuring a strong governance structure. Each are further described below:

Community	▪ Continued to support the UN SDGs through client, pro bono and volunteer work by our agencies across the globe ▪ Helped ensure inclusive and quality education for children around the world (SDG No. 4) through our continued pro bono work with Theirworld and Girl Effect
People	▪ Perfect score on the Corporate Equality Index conducted by Human Rights Campaign for six consecutive years ▪ More than doubled the number of DE&I leaders throughout Omnicom, with all of our networks and practice areas now having a dedicated DE&I leader reporting to their CEO ▪ Launched four new global Employee Resource Groups (ERGs) to join Omniwomen and OPEN Pride in serving communities with the Omnicom workforce ▪ Deployed a global, online unconscious bias training course and completed over 33,000 hours of training
Environment	▪ In July, Omnicom appointed Karen van Bergen to Chief Environmental Sustainability Officer, reporting to Mr. Wren. In this role, Ms. van Bergen is responsible for overseeing Omnicom's climate change initiatives and processes, which include setting measurable goals, policies and partnerships that will reduce its carbon footprint ▪ Nearly five years ago, the company established sustainability goals aimed at reducing its energy use while increasing use of renewable resources targeted for completion by 2023 ▪ Omnicom is on target to achieve our environmental goals of reducing energy use by 20% per employee using a 2015 baseline and increasing our use of electricity generated from renewable sources to 20% by 2023 ▪ Omnicom remains a signatory to the United Nations (UN) Global Compact, which commits to undertaking initiatives to promote greater environmental responsibility and encourage the implementation of environmentally friendly technologies ▪ Omnicom has committed to the Science Based Targets Initiative, which audits participating companies on their emissions goals and evaluates whether they are in-line with the global mandate to keep the planet's warming below 1.5 degrees

Governance	- Our Code of Business Conduct, which spells out what we value, what we believe and the policies that all employees at every level around the world must uphold, underscores our commitment to upholding the highest ethical standards - As a signatory to the UN Global Compact, we maintain a Human Rights Policy for our customers and clients - Our Supplier Code of Conduct was put into effect in 2020, outlining our expectations for the business with which we work - Continued offering mandatory business ethics, security awareness and cybersecurity training to all Omnicom employees - Maintained diverse representation through our 10 board of director nominees, which include six women, four African Americans and one Latina	

Due to this work and more, we were the only company in our industry named to *Newsweek's* list of America's Most Responsible Companies in 2021, and we were named to the list for a third consecutive time in early 2022.

For these reasons and the many others listed above, the Compensation Committee determined that the Qualitative Metric Score for 2021 performance is 1.33.

Fiscal Year 2021 Calculation of Annual Cash Incentive Award

Name	Target Incentive Compensation	Peer Weighted Score	Performance Weighted Score	Qualitative Score	Combined Score	Total Annual Cash Incentive Award Earned
John Wren	$7,900,000	85.0%	45.8%	33.3%	164.2%	$12,969,000
Philip Angelastro	$2,500,000	85.0%	45.8%	33.3%	164.2%	$ 4,104,000
Jonathan Nelson	$1,500,000	85.0%	45.8%	33.3%	164.2%	$ 2,463,000
Michael O'Brien	$1,150,000	85.0%	45.8%	33.3%	164.2%	$ 1,888,000

STEP 6

Adjustments Determined

The Compensation Committee considers the matters described below to determine whether to make adjustments to the calculated Annual Cash Incentive Award dollar amounts and approves final Annual Cash Incentive Award dollar amounts

Adjustments to Calculated Annual Cash Incentive Award

At management's request, the Committee decided that it was prudent to exercise negative discretion to reduce the amount of the Annual Cash Incentive Award paid to Mr. Wren and to reallocate the funds to the general incentive compensation pool to be disbursed to other employees. In light of Messrs. Angelastro, Nelson and O'Brien's efforts in carrying out their responsibilities in 2021, the Committee and management agreed to adjust their Annual Cash Incentive Awards as shown below.

Name	Total Annual Cash Incentive Award Earned	Adjustment	Total Final Annual Cash Incentive Award
John Wren	$12,969,000	$(2,109,000)	$10,860,000
Philip Angelastro	$ 4,104,000	$ 396,000	$ 4,500,000
Jonathan Nelson	$ 2,463,000	$ 37,000	$ 2,500,000
Michael O'Brien	$ 1,888,000	$ 112,000	$ 2,000,000

STEP 7

Long-Term Incentive Compensation: Grant of Three-Year Performance Restricted Stock Unit Awards for CEO/CFO

For CEO/CFO, the Compensation Committee granted in March 2021 an award of PRSUs that are subject to further performance conditions over a three-year period from 2021 to 2023 and are eligible to vest in 2024

The Compensation Committee typically grants restricted stock unit awards annually to a relatively broad group of key executives based upon the executive's level of responsibility and judgment of the executive's current and future contribution to Omnicom's performance. In general, the Compensation Committee's judgment is based on an analysis of the executive's past contribution to the Company and also motivated by the need to retain the talented executives who are a critical component of Omnicom's long-term success.

On March 24, 2021, the Compensation Committee awarded Omnicom's CEO and CFO PRSUs designed to reward individual contributions to the Company's performance as well as motivate future contributions and decisions aimed at increasing shareholder value over time. The PRSUs awarded to our CEO and CFO are subject to performance conditions over a three-year period that fit within the Compensation Committee's "pay for performance" philosophy by closely tying pay to long-term performance. These awards are presented below in both the Summary Compensation Table for 2021 on page 65 and the Grant of Plan-Based Awards Table on page 66.

The vesting of these PRSUs depends on the results of a performance test performed three years after the year of the grant, which establishes the percentage of the award that the executive will ultimately realize. This test compares the Company's return on equity for a three-year period (2021 to 2023) to that of our Peer Metric Group. The Compensation Committee believes return on equity provides a consistent and comprehensive measure to assess Omnicom's relative performance. The Compensation Committee believes using return on equity as the single performance measure achieves clear and simple peer group comparison, and comprehensively evaluates various financial metrics. In addition, return on equity is a measure directly tied to the return to our common shareholders over the long term.

In 2024, our average return on equity over calendar years 2021, 2022 and 2023 will be compared to the average return on equity for each member of the Peer Metric Group for the same three-year period and Omnicom's rank amongst these competitors will be determined. The ultimate value received by the NEO will depend on the vesting of the awards and the value of our common stock.

Messrs. Wren and Angelastro are required to retain a certain amount of Omnicom's equity/stock as described in "Executive Compensation Related Practices, Policies and Guidelines – Executive Stock Ownership Guidelines."

STEP 8	**Long-Term Incentive Compensation: Grant of Time-Based Restricted Stock Units to Other NEOs** For Messrs. Nelson, O'Brien and Simm, the Compensation Committee granted in the second quarter of 2021 an award of RSUs that vest ratably over a five-year period.



The Compensation Committee typically grants an award of RSUs to our NEOs, other than our CEO and CFO, that vest over a five-year period. The Compensation Committee believes that service-based vesting of the RSUs is an important motivator to reward continued performance. Messrs. Nelson and O'Brien received an award of RSUs on May 3, 2021 and Mr. Simm received an award of RSUs on June 30, 2021. Information related to these awards is presented below in the Summary Compensation Table for 2021 on page 65 and the Grant of Plan-Based Awards Table on page 66. Each award of RSUs will be eligible to vest ratably over five years and each RSU represents the right to receive one share of our common stock upon vesting.

Mr. Simm is required to retain a certain amount of Omnicom's equity/stock as described in "Executive Compensation Related Practices, Policies and Guidelines – Executive Stock Ownership Guidelines."

OTHER EXECUTIVE COMPENSATION ARRANGEMENTS

SERCR Plan and Executive Salary Continuation Plan Agreements. Omnicom has entered into Award Agreements with Messrs. Wren, Angelastro and Simm pursuant to the Senior Executive Restrictive Covenant and Retention Plan, which was adopted in December 2006 (the "SERCR Plan") and an Executive Salary Continuation Plan Agreement with Mr. Nelson. These arrangements are discussed in greater detail in the section below entitled "Potential Payments Upon Termination of Employment or Change in Control."

Participation in the SERCR Plan was determined to be offered by the Compensation Committee based on the value of the benefit provided to Omnicom through the restrictive covenants contained in the SERCR Plan, as a retention mechanism to seek to secure the services of the participants by providing post-employment benefits, subject to a minimum period of employment and based on the Compensation Committee's analysis of the future financial impact of various termination payout scenarios on each of these recipients and on Omnicom. In making the decision to extend these benefits, the Compensation Committee relied on the advice of its independent compensation consultant, FW Cook, that the program is representative of market practice, both in terms of design and cost.

Amounts payable to Mr. Nelson under his Executive Salary Continuation Plan Agreement are based on past company practice and are in consideration for the covenants to consult and not to compete during the service period of the agreement. The Compensation Committee believes that these benefits are essential in helping Omnicom fulfil its objectives of attracting and retaining key executive talent.

Deferred Restricted Stock and Restricted Stock Unit Plans. Each of our NEOs was previously eligible to defer, at his or her election, some or all of the shares of restricted stock and restricted stock units that otherwise would have vested in a given year. No NEO made such an election in 2021. Balance and payment information with respect to prior elections is reflected in the Nonqualified Deferred Compensation Table in 2021 on page 68. Omnicom pays participants an amount equal to the cash dividends that would have been paid on the shares or units in the absence of a deferral election, subject to the participant's employment with Omnicom on the record date of such dividends.

Retirement Savings Plan. Omnicom sponsors the Omnicom Group Retirement Savings Plan, which is a tax-qualified defined contribution plan. Employees who meet the Plan's eligibility requirements may elect to participate in the 401(k) feature of the Plan and may also receive a discretionary company profit sharing contribution and/or a discretionary company matching contribution after the end of the Plan year based on the Plan's provisions.

Insurance. In 2021, Omnicom paid employer premiums for life insurance for Messrs. Wren and O'Brien and OMG paid employer premiums for life insurance for Mr. Simm.

Other perquisites. We procure aircraft usage from an unrelated third-party vendor. In some instances, Omnicom makes available to the NEOs personal use of corporate aircraft hours. The dollar amount reported in the Summary Compensation Table for personal use of aircraft hours reflects the aggregate incremental cost to Omnicom, based on payments we make which are equal to the vendor's hourly charge for such use and landing fees, minus the amount Omnicom is reimbursed by the executive for his or her use on the aircraft. Each executive reimburses Omnicom for at least the amount calculated based on the Standard Industry Fare Level (SIFL) tables prescribed under IRS regulations promptly after the cost of the flight is incurred. Additional perquisites and benefits are set forth in the notes to the Summary Compensation Table for 2021 on page 65.

Employment Agreement. In July 2021, Omnicom Management Inc. entered into an employment agreement with Mr. Wren pursuant to which he will continue to serve as the Chairman and Chief Executive Officer of the Company. The initial term of Mr. Wren's employment agreement is through December 31, 2024 and is subject to annual automatic renewal for successive one-year terms unless either party provides timely written notice of an intent not to renew. Except for termination at the end of the then-current term, Mr. Wren's employment agreement may only be earlier terminated by the Company for "cause" (as defined in the SERCR Plan), due to Mr. Wren's death or pursuant to Mr. Wren's resignation for any reason. Otherwise, the Board has the ability to relieve Mr. Wren of his duties and responsibilities for the remainder of the term while placing him on a paid leave-of-absence. Additionally, if Mr. Wren steps down as the Chief Executive Officer of the Company, he will continue to serve as Executive Chairman while he is a member of the Board. Mr. Wren's employment agreement also provides that with respect to any PRSU award agreement entered into with Mr. Wren, in the event that he no longer serves as Chief Executive Officer of the Company, then the "Average Return on Equity" for purposes of the PRSU award agreement will be calculated based on one or more full calendar years of service while Mr. Wren served as Chief Executive Officer.

EXECUTIVE COMPENSATION RELATED PRACTICES, POLICIES AND GUIDELINES

Role of the Independent Compensation Consultant. Because of the competitive nature of our business, the loss of key executives to competitors is a significant risk and Omnicom's paramount concern is to attract and retain the highest-caliber executive team to ensure that Omnicom is managed in the most effective possible manner. The Compensation Committee directly retains the services of FW Cook, an independent third-party compensation consulting firm, for input on a range of external market factors, including evolving compensation trends, and market-standard compensation levels and elements. FW Cook reports directly and exclusively to the Compensation Committee. FW Cook only provides compensation consulting services to the Compensation Committee, and works with Omnicom's management only on matters for which the Compensation Committee is responsible. Moreover, FW Cook does not perform any other services for, or receive any other fees from, the Company or any of its subsidiaries other than in connection with its work for the Compensation Committee. FW Cook stated that it holds no Omnicom stock and the Compensation Committee believes the services FW Cook provides for the Company do not raise any conflicts of interest.

Market-Competitive Compensation. The Compensation Committee periodically consults with FW Cook to obtain general observations on the Company's compensation programs from which the Compensation Committee determines the target range of total compensation for executives. Though FW Cook provides general observations on the Company's compensation programs, it does not determine or recommend specific amounts or forms of compensation for the NEOs. Although the data provided by FW Cook influenced the Compensation Committee's review and analysis, such data did not have a material impact on the Compensation Committee's determination of the levels and elements of our executive compensation. The peer group the Compensation Committee reviewed consisted of companies of comparable size and operational complexity. The group was unchanged from last year, which was comprised of the following companies for 2021:

- Accenture plc
- Automatic Data Processing, Inc.
- Cognizant Technology Solutions Corporation
- DISH Network Corporation
- DXC Technology Company
- Interpublic Group of Companies
- Nielson Holdings plc
- Thomson Reuters Corporation
- ViacomCBS
- WPP plc

Accounting and Tax Considerations

IRC SECTION 162(m)

Prior to the passage of the Tax Act, Section 162(m) of the Internal Revenue Code (the "Code") generally limited to $1 million the U.S. federal income tax deductibility of compensation paid in one year to a corporation's chief executive officer and certain other executive officers. Compensation that qualified as "performance-based" under Section 162(m) of the Code was exempt from this $1 million limitation. As part of the Tax Act, the ability to rely on this "qualified performance-based compensation" exception was eliminated, and the limitation on deductibility was generally expanded to include all NEOs. Although the Compensation Committee historically structured our compensation arrangements in a manner intended to qualify for this exception, subject to certain transition relief rules, we may no longer take a deduction for any compensation paid to our covered employees in excess of $1 million. The Compensation Committee believes that the tax deduction is only one of several relevant considerations in setting compensation and shareholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in structuring compensation programs, even though such programs may result in non-deductible compensation expenses. Accordingly, the Compensation Committee has approved compensation amounts for our executive officers that were not fully deductible because of Section 162(m) of the Code and, in light of the repeal of the performance-based compensation exception to Section 162(m), expects in the future to approve compensation that is not deductible for federal income tax purposes in order to achieve the desired flexibility in the design and delivery of compensation.

ACCOUNTING FOR SHARE-BASED COMPENSATION

Omnicom accounts for share-based compensation including its RSUs in accordance with ASC Topic 718, Compensation — Stock Compensation.

Risk Assessment in Compensation Programs

We have assessed the Company's compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. FW Cook was previously retained by the Compensation Committee to assist Omnicom's management in reviewing our executive and broad-based compensation and benefits programs on a worldwide basis to determine if the programs' provisions and operations are likely to create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, and the balance of potential risk to potential reward. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to affect directly payout and the controls on participant action and payout.

Based on the foregoing and the fact that, since FW Cook assisted the Company in its review, no subsequent change in the Company's compensation programs has created risks reasonably likely to have a material adverse effect on the Company, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk management practices; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Policies

The following table briefly summarizes the policies and guidelines Omnicom has adopted over the years to strengthen our pay practices, each of which is discussed in detail below:

Policy/Guidelines	Summary
Executive Stock Ownership Guidelines	The guidelines that require our Chairman and Chief Executive Officer, President and Chief Financial Officer to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below.
Compensation Forfeiture/Clawback Policy	Policy provides that in the event a material restatement of our financial statements is caused by a fraudulent or intentionally illegal act of one of our officers, a committee of non-management members of our Board (the "Clawback Committee") may recover a portion of the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement.
Equity Compensation Policy	Policy regarding the grant of equity awards covering topics such as approval requirements, grant date and establishing exercise price.
Policy Regarding Death Benefits	Policy provides that shareholder approval is required for any future compensation arrangements, with certain exceptions, that would require the Company to make payments or awards following the death of an NEO in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity or perquisites.
Policy Statement Regarding Hedging	Policy statement regarding hedging, which provides, in general, that no director, NEO or network CEO may purchase any financial instrument designed to hedge or offset any decrease in the market value of equity securities of the Company.
Policy Statement Prohibiting Pledging and Margin Transactions	Policy statement regarding pledging and margin transactions, which provides, in general that no director or executive officer may engage in margin transactions with Omnicom equity securities, borrow against any account in which Omnicom equity securities are held, or pledge Omnicom equity securities as collateral for a loan.

Executive Stock Ownership Guidelines. We have adopted Executive Stock Ownership Guidelines that require our Chairman and Chief Executive Officer, President and Chief Financial Officer to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below. These guidelines ensure that they build and maintain a long-term ownership stake in Omnicom's stock that will align their financial interests with the interests of the Company's shareholders. The applicable guidelines for Messrs. Wren, Angelastro and Simm are as follows:



Position of Executive Officer	Ownership Target	
Chairman and Chief Executive Officer of Omnicom		**6 x** Annual Base Salary
President of Omnicom		**6 x** Annual Base Salary
Chief Financial Officer of Omnicom		**3 x** Annual Base Salary

The guidelines were adopted in the first quarter of 2010 and the executives have five years from the date of the adoption of the guidelines or from the date of their appointment to attain the ownership levels. For purposes of the guidelines, the value of an executive's stock ownership includes all shares of the Company's common stock owned by the executive outright (inclusive of unvested equity awards such as restricted shares or units and PRSUs) or held in trust for the executive and his or her immediate family, plus the executive's vested deferred stock and allocated shares of the Company's common stock in employee plans. As of December 31, 2021, each of Messrs. Wren, Angelastro and Simm was in compliance with the guidelines.

Compensation Forfeiture/Clawback Policy. Our Board has adopted an Executive Compensation Clawback Policy covering compensation paid with respect to any period beginning on or after January 1, 2010, to certain of our officers, including our NEOs. Under this policy, in the event a material restatement of our financial statements is caused by a fraudulent or intentionally illegal act of one of our officers, the non-management members of the Clawback Committee will review the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement. If the Clawback Committee determines that the amount of such awards would have been lower had they been determined based on such restated financial statements, it may seek to recover the after-tax portion of the difference, including, with respect to equity awards, any gain realized on the sale of any such shares.

Equity Compensation Policy. Omnicom has adopted a policy regarding grants of equity awards, which provides, among other things, that grants of equity awards to non-employee members of the Board shall be approved by the full Board and any other grants must be approved by the Compensation Committee. With limited exception, the grant date of any equity award will be the date of the Board or Committee meeting at which the award is approved and the exercise price, if applicable, will be no less than the closing price of Omnicom's common stock on such date.

Policy Regarding Death Benefits. On February 10, 2011, our Board adopted a policy regarding death benefits, which provides, among other things, that shareholder approval is required for any future compensation arrangements that would require the Company to make payments, grants or awards following the death of a NEO in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity or perquisites. The policy would not apply to payments, grants or awards of the sort offered to other Company employees and does not apply to arrangements existing at the time the policy was adopted.

Policy Statement Regarding Hedging. In February 2013, our Board adopted a policy statement regarding hedging, which provides that no director, NEO or network chief executive officer may purchase any security whose value derives from an Omnicom equity security (including any prepaid variable forward contracts, equity swaps, collars or direct or indirect interests in any exchange fund with 10% or greater exposure to Omnicom) or any similar financial instrument that is designed to hedge or offset any decrease in the market value of Omnicom equity securities.

Policy Statement Regarding Pledging and Margin Transactions. In October, 2019, our Board adopted a policy statement regarding pledging and margin transactions. The policy provides that no director or executive officer may purchase an Omnicom equity security on margin or hold Omnicom equity securities in a margin account. In addition, the policy prohibits directors and executive officers from borrowing against any account in which Omnicom equity securities are held, or pledging Omnicom equity securities as collateral for a margin loan or any other loan. The policy does not prohibit the cashless exercise of stock options under our 2021 Plan. Any transaction that may violate this policy must be pre-cleared with Omnicom's General Counsel.

Summary Compensation Table for 2021

Name and Principal Position of Executive	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)[1] – Incentive Award: Cash Portion	Non-Equity Incentive Plan Compensation ($)[1] – Incentive Award: Max. Potential Value of Long-Term Equity Portion at Grant Date: PRSUs	Non-Equity Incentive Plan Compensation ($)[1] – Incentive Award: Max. Potential Value of Long-Term Equity Portion at Grant Date: RSUs	All Other Compensation ($)[2]	Total ($)
John D. Wren	2021	$1,000,000	$8,075,014[4]	$10,860,000	—	—	$ 46,701	$19,981,715
Chairman and Chief	2020	$ 450,000	—	$10,625,000	—	—	$ 72,799	$11,147,799
Executive Officer	2019	$1,000,000	—	$10,625,000	$ 8,075,000	—	$118,780	$19,818,780
Philip J. Angelastro	2021	$ 850,000	$4,350,061[4]	$ 4,500,000	—	—	$ 15,900	$ 9,715,961
Executive VP	2020	$ 687,098	—	$ 3,350,000		—	$ 15,450	$ 4,052,548
and Chief	2019	$ 850,000	—	$ 3,350,000	$ 3,350,000	—	$ 15,600	$ 7,565,600
Financial Officer								
Jonathan B. Nelson	2021	$ 850,000	$2,599,871[5]	$ 2,500,000	—	—	$ 8,700	$ 5,958,571
Chief Executive	2020	$ 779,167	—	$ 2,050,000	—	—	$ 8,550	$ 2,837,717
Officer, Omnicom	2019	$ 850,000	—	$ 2,050,000	—	$2,450,000	$ 13,400	$ 5,363,400
Digital								
Michael J. O'Brien	2021	$ 700,000	$2,035,208[5]	$ 2,000,000	—	—	$ 14,637	$ 4,749,845
Executive VP,	2020	$ 641,667	—	$ 1,550,000	—	—	$ 13,761	$ 2,205,428
General Counsel	2019	$ 700,000	—	$ 1,550,000	—	$1,850,000	$ 12,972	$ 4,112,972
and Secretary								
Daryl D. Simm	2021	$ 975,000[3]	$3,000,025[5]	$ 4,750,000[6]	—	—	$ 28,755	$ 8,753,780
President and Chief								
Operating Officer								

(1) All amounts reported are amounts paid or payable pursuant to Omnicom's Senior Management Incentive Plan.

(2) All Other Compensation consists of each of the following:

- With respect to each NEO, All Other Compensation includes perquisites and other personal benefits, which are valued based on the aggregate incremental cost to Omnicom.
- The total perquisites and other personal benefits include: for Mr. Wren, personal use of aircraft hours ($12,103), an auto allowance ($9,120) and a medical allowance ($4,000); for Mr. Angelastro, an auto allowance ($7,200); and for Mr. Simm, personal use of aircraft hours ($14,695) and an auto allowance ($8,740).
- Employer contributions to one or more retirement savings plans: for Mr. Wren ($8,700), Mr. Angelastro ($8,700), Mr. Nelson ($8,700) and Mr. O'Brien ($8,700).
- Employer premium payments for life insurance: for Mr. Wren ($12,778), Mr. O'Brien ($5,937) and Mr. Simm ($5,320).

(3) Mr. Simm became an executive officer effective November 1, 2021; therefore Mr. Wren determined his base salary for 2021.

(4) Represents the grant date fair value of a one-time award of performance restricted stock units, the vesting of which is subject to the attainment of relative return on equity goals for a three-year period (2021 to 2023) compared to that of our Peer Metric Group, and subject further to continued employment. See the section entitled "Compensation Discussion and Analysis," for further details. This amount has been computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. The ultimate value received by the NEO will depend on the number of PRSUs that are ultimately earned and vest and the share price of the underlying common stock on the date of vesting.

(5) Represents the grant date fair value of a one-time award of restricted stock units that vest pro-rata over five years, subject generally to continued employment. This amount has been computed in accordance with ASC Topic 718. For a discussion of the assumptions used to calculate the fair value of stock awards, refer to Notes 2 and 10 to the consolidated financial statements contained in our 2021 10-K.

(5) Mr. Simm became an executive officer effective November 1, 2021. The Compensation Committee determined, on the recommendation of our CEO, Mr. Simm's incentive award based on an assessment of his individual contributions to advancing OMG's business strategy and long-term performance, OMG's 2021 financial results, and the overall financial performance of Omnicom Group.

Grants of Plan-Based Awards in 2021

The below table provides information about equity and non-equity awards granted to the NEOs with respect to 2021.

Name of Executive	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
John Wren	03/24/2021	$ 0	$7,900,000	$15,800,000	35,942	71,883	107,825	0	$8,075,014
Philip Angelastro	03/24/2021	$ 0	$2,500,000	$ 5,000,000	19,362	38,724	58,086	0	$4,350,061
Jonathan Nelson	05/03/2021	$ 0	$1,500,000	$ 3,000,000	0	0	0	31,125	$2,599,871
Michael O'Brien	05/03/2021	$ 0	$1,150,000	$ 2,300,000	0	0	0	24,365	$2,035,208
Daryl Simm	06/30/2021	–	–	–	0	0	0	37,505	$3,000,025

[1] These columns show the potential value of the payout for each NEO under our Senior Management Incentive Plan at threshold, target and maximum levels. The potential payouts were performance-driven and therefore entirely at risk. The business measurements and performance criteria for determining the payout are described in the section entitled "Compensation Discussion and Analysis" on page 50. Awards paid or payable for performance in 2021 are reflected in the Summary Compensation Table for 2021 on page 65.

[2] The reported dollar value of the PRSUs granted to Messrs. Wren and Angelastro was calculated by multiplying the maximum number of shares subject to the award by the closing price on the grant date ($74.89). The PRSUs vest based on performance as described in greater detail on pages 59 and 60. The reported dollar value of the RSUs granted to Messrs. Nelson, O' Brien and Simm was calculated by multiplying the number of shares subject to the award by the closing price on the grant date ($83.53 for Messrs. Nelson and O'Brien and $79.99 for Mr. Simm). The RSUs vest ratably over a five-year period.

Outstanding Equity Awards at 2021 Year-End

The following table provides information on the holdings of stock options and unvested stock awards by the NEOs as of December 31, 2021. For additional information about the options awards and stock awards, see the description of equity incentive compensation in the section entitled "Compensation Discussion and Analysis" on page 50.

Name of Executive	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2]
John Wren	—	—	375,597	$27,519,992
Philip Angelastro	—	—	158,293	$11,598,128
Jonathan Nelson	92,936	$6,809,421	—	—
Michael O'Brien	71,364	$5,228,840	—	—
Daryl Simm	114,847	$8,414,840	—	—

[1] The vesting dates of stock awards disclosed in this column are as follows:
- Mr. Nelson: 3,461 restricted stock units are scheduled to vest on March 15, 2022. 5,073 restricted stock units are scheduled to vest on each of August 15, 2022 and 2023. 5,420 restricted stock units are scheduled to vest on each of May 15 2022, 2023 and 2024. 7,986 restricted stock units are scheduled to vest on each of May 15, 2022, 2023, 2024 and 2025. 6,225 restricted stock units are scheduled to vest on each of May 15, 2022, 2023, 2024, 2025 and 2026.
- Mr. O'Brien: 3,369 restricted stock units are scheduled to vest on March 15, 2022. 3,608 restricted stock units are scheduled to vest on each of August 15, 2022 and 2023. 4,098 restricted stock units are scheduled to vest on each of May 15, 2022, 2023 and 2024. 6,030 restricted stock units are scheduled to vest on each of May 15, 2022, 2023, 2024 and 2025. 4,873 restricted stock units are scheduled to vest on each of May 15, 2022, 2023, 2024, 2025 and 2026.
- Mr. Simm: 5,428 restricted stock units are scheduled to vest on July 1, 2022. 5,900 restricted stock units are scheduled to vest on each of July 1, 2022 and 2023. 5,386 restricted stock units are scheduled to vest on each of July 1, 2022, 2023 and 2024. 10,989 restricted stock units are scheduled to vest on each of July 1, 2022, 2023, 2024 and 2025. 7,501 restricted stock units are scheduled to vest on each of July 15, 2022, 2023, 2024, 2025 and 2026.

[2] The market value of stock awards was determined by multiplying the number of unvested shares by $73.27, the closing price of Omnicom common stock on December 31, 2021.

[3] The PRSUs are eligible to vest at the times indicated below. The actual number of PRSUs that will vest depends on our relative average return on equity for the applicable three-year periods ending December 31, 2021, December 31, 2022, and December 31, 2023, compared to a pre-established peer group.
- Mr. Wren: A maximum of 136,171 performance restricted stock units are scheduled to vest in calendar year 2022. A maximum of 131,601 performance restricted stock units are scheduled to vest in calendar year 2023. A maximum of 107,825 performance restricted stock units are scheduled to vest in calendar year 2024.
- Mr. Angelastro: A maximum of 45,611 performance restricted stock units are scheduled to vest in calendar year 2022. A maximum of 54,596 performance restricted stock units are scheduled to vest in calendar year 2023. A maximum of 58,086 performance restricted stock units are scheduled to vest in calendar year 2024.

Option Exercises and Stock Vested in 2021

The following table provides information for the NEOs on the number of shares acquired upon the vesting of stock awards in the form of restricted stock, RSUs or PRSUs and the value realized, each before payment of any applicable withholding tax and broker commissions. No stock options were exercised by any of the NEOs during 2021.

| | Stock Awards | | | |
Name of Executive	Number of Shares Acquired on PRSU Vesting (#)	Value Realized on PRSU Vesting ($)[1]	Number of Shares Acquired on RS/RSU Vesting (#)	Value Realized on RS/RSU Vesting ($)[1]
John Wren	139,175	$11,305,185	—	—
Philip Angelastro	43,407	$ 3,525,951	—	—
Jonathan Nelson	—	—	24,533	$1,986,234
Michael O'Brien	—	—	20,046	$1,623,582
Daryl Simm	—	—	33,839	$ 2,698,660

[1] The reported dollar values are calculated by multiplying the number of shares subject to vesting by the closing price of Omnicom common stock on the vesting date.

Nonqualified Deferred Compensation in 2021

Certain of Omnicom's employees were, in prior years, eligible to defer some or all of the shares of their restricted stock and RSUs that may vest in a given year. For additional information about the deferral plans pursuant to which these elections were made, see the description of deferred compensation on page 61 in the section entitled "Compensation Discussion and Analysis."

The table below provides information on the non-qualified deferred compensation of the NEOs in 2021, which consisted only of the deferral of shares of restricted stock or RSUs under Omnicom's Restricted Stock and Restricted Stock Unit Deferred Compensation Plans.

Name of Executive	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals Distribution in Last FY ($)	Aggregate Balance at Last FYE ($)
John Wren	—	$1,482,291	—	$9,963,987
Philip Angelastro	—	—	—	—
Jonathan Nelson	—	—	—	—
Michael O'Brien	—	—	—	—
Daryl Simm	—	—	—	—

[1] Reflects earnings or (losses) on deferred shares. Earnings on deferred shares are calculated based on the total number of deferred shares in the account as of December 31, 2021 multiplied by the Omnicom closing stock price as of December 31, 2021, less the total number of such deferred shares multiplied by the Omnicom closing stock price as of December 31, 2020, the last trading day of the 2020 fiscal year.

Potential Payments upon Termination of Employment or Change in Control

The NEOs may be entitled to payments upon termination of employment or in connection with a change in control of Omnicom. The table below sets forth the potential payments that each NEO may receive upon termination of employment or change in control of Omnicom under various scenarios as of December 31, 2021. Except for the arrangements described below, none of the NEOs have entered into any plans, arrangements or agreements with Omnicom providing for payments upon termination of employment or change in control of Omnicom, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of Omnicom.

THE SERCR PLAN

Omnicom adopted the SERCR Plan in 2006, and Messrs. Wren, Angelastro and Simm participate. The SERCR Plan is unique in its structure and objectives. It is intended to provide security to Omnicom through the restrictive covenants described below while delivering a valuable benefit to executives in the form of post-termination compensation.

Restrictive Covenants

In consideration for annual benefits under the SERCR Plan, participating executives are subject to restrictions on competition, solicitation, disparagement, and other willful actions that may materially harm Omnicom, from the date of termination of employment through the end of the calendar year in which they receive their last annual benefits payment.

Annual Benefits

The SERCR Plan provides annual benefits to participating executives upon their termination of employment after they render seven years of service to Omnicom or its subsidiaries, unless termination is for "Cause." "Cause" is generally defined for this purpose as the executive having been convicted of (or having entered a plea bargain or settlement admitting guilt for) any felony committed in the execution of and while performing his duties as an executive officer, an act of fraud or embezzlement against Omnicom, as a result of which continued employment would have a material adverse impact on Omnicom, or having been the subject of any order, judicial or administrative, obtained or issued by the SEC, for any securities violation involving a material and willful act of fraud. Subject to compliance with the SERCR Plan's restrictive covenants, the annual benefit is payable for 15 years following termination, and is equal to the lesser of (a) the product of (i) the average of the executive's three highest years of total pay (base salary plus bonus and other incentive compensation), and (ii) a percentage equal to 5% plus 2% for every year of the executive's service as an executive officer to Omnicom, not to exceed 35% and (b) $1.5 million, subject to an annual cost-of-living adjustment of up to 2.5% per year beginning with the second annual payment. Payment of this annual benefit begins in the year following the calendar year in which the termination of employment occurred. In the event of death subsequent to satisfaction of the seven-year service requirement, beneficiaries of the executive are entitled to the annual benefit payments. No annual benefit is payable if the executive is terminated by Omnicom for Cause. Any future compensation arrangement under the SERCR Plan that would oblige Omnicom to make payments in the event of a NEO's death would require shareholder approval.

THE EXECUTIVE SALARY CONTINUATION AGREEMENT

Omnicom has entered into an Executive Salary Continuation Agreement with Mr. Nelson pursuant to which Omnicom agreed to make annual payments for up to a maximum of 10 years after termination of full time employment, unless termination is for "Cause," in consideration for his agreement to consult and subject to restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom during the payment period. "Cause" is generally defined for this purpose as misconduct involving willful malfeasance, such as breach of trust, fraud or dishonesty. Based on Mr. Nelson's age and years of service with Omnicom or its subsidiaries, as of December 31, 2021, his payment period was 10 years.

Consulting Obligation and Certain Restrictive Covenants

Mr. Nelson has agreed to serve as advisor or consultant to Omnicom during the payment period, subject to certain limitations. In addition, he will be subject to restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom, from the date of termination through the end of the payment period.

Annual Benefits

Following termination and subject to compliance with the consulting obligation and restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom, Mr. Nelson is entitled to receive annual payments, beginning in the year described below, for the duration of the payment period. Annual payments are equal to 50% of the highest annual base salary paid to Mr. Nelson within five years prior to termination. Annual payments are subject to there being sufficient pre-tax profits of Omnicom for the calendar year immediately prior to the year in which Mr. Nelson is entitled to payment.

Mr. Nelson is entitled to 100% of the annual payment amount in the event of disability. For a voluntary termination, including retirement, or a termination by Omnicom without Cause, Mr. Nelson is entitled to 95% of the annual payment amount since he has completed fewer than 20 years of service. Mr. Nelson's reduced entitlement is calculated by dividing the 19 years of service he completed as of December 31, 2021 by 20. In the event of death, Mr. Nelson's beneficiary or beneficiaries are entitled to 75% of the annual payment amount. No annual benefit is payable if Mr. Nelson is terminated by Omnicom for Cause. Any future compensation arrangement under an Executive Salary Continuation Agreement that would oblige Omnicom to make payments in the event of a NEO's death would require shareholder approval.

THE SENIOR MANAGEMENT INCENTIVE PLAN

Each of the NEOs participated in our Senior Management Incentive Plan in fiscal year 2021. The Senior Management Incentive Plan provides performance-based bonuses to participants, based upon specific performance criteria, discussed above in the section entitled "Compensation Discussion and Analysis" on page 50, during each performance period. If a participant in the Senior Management Incentive Plan experiences a termination of employment for any reason prior to the end of a performance period or the bonus payment date for such performance period, he is not entitled to any payment, but the Compensation Committee has the ability (a) to determine whether the participant will receive any bonus, (b) to determine whether the participant will receive a pro-rated bonus reflecting that portion of the performance period in which the participant had been employed by Omnicom, and (c) to make such other arrangements as the Compensation Committee deems appropriate in connection with the participant's termination of employment.

EXECUTIVE LIFE INSURANCE COVERAGE

Omnicom provides life insurance coverage to its employees. Certain of the NEOs participate in a company-sponsored executive life insurance program that provides them with a higher coverage amount than they would otherwise be eligible for as employees. This coverage is in lieu of the coverage provided to employees generally. Specifically, Messrs. Wren, O'Brien and Simm are provided with executive life insurance policies for which Omnicom (or, in the case of Mr. Simm, OMG) paid the premiums. As of December 31, 2021, in the event of termination of employment due to death, the beneficiaries of these three NEOs would be entitled to life insurance benefits in the amount of $1,000,000 paid by MassMutual. This amount is $250,000 higher than each would be eligible for under the program covering employees generally.

ACCELERATION OF EQUITY AWARDS

Messrs. Wren and Angelastro hold unvested PRSUs. Messrs. Nelson, O'Brien and Simm hold unvested RSUs that generally vest based on continued employment and the passage of time. As specified below, such NEOs are entitled to accelerated vesting (a) on a pro rata basis upon termination of employment due to disability, and (b) upon death.

No equity awards held by our NEOs have single trigger or double trigger acceleration in connection with a change in control. However, if RSUs and PRSUs held by our NEOs or other employees are not assumed or substituted by an acquirer in connection with a change in control of Omnicom, they fully vest.

If a NEO retires, voluntarily terminates or is terminated by Omnicom, with or without cause, all RSUs and PRSUs that have not yet vested are generally forfeited or, to the extent PRSUs are partially vested based on the passage of time, they may remain subject to vesting based on the ultimate achievement of the performance goals.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL TABLE

The following table provides the potential payments that each NEO may receive upon termination of employment or change in control of Omnicom, assuming that (a) such termination or change in control of Omnicom occurred on December 31, 2021, and (b) the price per share of Omnicom common stock equals $73.27, the closing price of Omnicom common stock on December 31, 2021.

Name of Executive	Death	Disability	For Cause Termination	Termination without Cause	Retirement	Voluntary Termination	Change in Control[1]
John Wren							
▪ SERCR Plan[2]	$1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
▪ PRSU Awards[3]	$8,481,003	$5,847,605	—	—	—	—	—
Philip Angelastro							
▪ SERCR Plan[2]	$1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
▪ PRSU Awards[3]	$4,170,675	$2,752,021	—	—	—	—	—
Jonathan Nelson							
▪ Executive Salary Continuation Agreement	$ 318,750[4]	$ 425,000[5]	—	$ 403,750[6]	$ 403,750[6]	$ 403,750[6]	—
▪ RSU Awards[7]	$6,809,421	$2,916,366	—	—	—	—	—
Michael O'Brien							
▪ RSU Awards[7]	$5,228,840	$2,811,736	—	—	—	—	—
Daryl Simm							
▪ SERCR Plan[2]	$1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
▪ RSU Awards[7]	$8,414,840	$4,079,747	—	—	—	—	—

[1] The change in control value of equity awards assumes that all equity awards are assumed or substituted in connection with a change in control. There are not currently any outstanding equity awards that have single trigger or double trigger acceleration in connection with a change in control. If, however, an unvested equity award is not assumed or substituted in connection with a change in control, such unvested equity award vests in full.

[2] Except in the event of a termination for Cause, the NEO or his beneficiary, as the case may be, would be entitled to receive 15 annual payments in this amount, the first of which would be payable in 2022. In the event of termination for Cause, no payments would be made. The amount reported is the payment cap set forth in the SERCR Plan as in effect on December 31, 2021, such amount being subject to an annual cost-of-living adjustment of up to 2.5% per year beginning with the second annual payment. All payment obligations are conditioned upon compliance with the restrictive covenants described above.

[3] The value of PRSUs was determined by taking the aggregate fair market value of the shares underlying PRSUs subject to accelerated vesting as of December 31, 2021. The value of PRSUs assumes achievement of the highest performance target and therefore the actual value could be lower than the amount disclosed. Amounts shown do not include unvested PRSUs which are considered earned and non-forfeitable as of December 31, 2021 because the service requirement was met, but which are eligible to vest following the end of the applicable performance period and based on the applicable level of actual performance during such period. For additional information, please read the discussion above in our "Compensation Discussion and Analysis."

[4] This reflects 75% of Mr. Nelson's $425,000 annual payment, payable to his designated beneficiary. 10 annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2022.

[5] This reflects 50% of the highest annual rate of salary paid to Mr. Nelson in the five years preceding December 31, 2021. 10 annual payments would be made in this amount, with the first payment being made in 2023. All payment obligations are conditioned upon compliance with the restrictive covenants described above.

[6] This reflects 95% of Mr. Nelson's $425,000 annual payment and has been reduced as described above because Mr. Nelson has not yet completed 20 years of service. 10 annual payments would be made in this amount, with the first payment being made in 2023. All payment obligations are conditioned upon compliance with the restrictive covenants and, if not disabled, the consulting obligation described above.

[7] The value of RSUs was determined by taking the aggregate fair market value of the shares underlying RSUs subject to accelerated vesting as of December 31, 2021. For additional information, please read the discussion above in our "Compensation Discussion and Analysis."

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. We consider the pay ratio specified below to be a reasonable estimate, calculated in a manner intended to be consistent with Item 402(u) of Regulation S-K.

We identified the median employee by considering all individuals who were employed by us on October 31, 2021, whether employed on a full-time or part-time basis, excluding our CEO and employees located in jurisdictions with a de minimis number of employees. As of October 31, 2021, we determined that our employee population consisted of a total of 83,627 U.S. and non-U.S. individuals, whether employed on a full-time or part-time basis. Pursuant to the de minimis exception allowed under Item 402(u), we excluded all 4,176 individuals who provided services to us in Argentina, Chile, China, Columbia, Indonesia and Vietnam.

We identified the median employee by examining all gross base salaries during the month of October 2021 for the remaining employee population, as of October 31, 2021, of 79,451 individuals. Unlike our 2021 10-K, the size of our total employee population for purposes of this pay ratio calculation includes part-time employees (who, as required by Item 402(u) of Regulation S-K, have not been converted to full-time equivalent employees), and is based on a count of individuals employed as of October 31, 2021. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect on October 31, 2021. Using this methodology, we determined that our median employee was an employee in Italy. We believe our methodology represents a consistently applied compensation measure that appropriately identifies our median employee.

After identifying the median employee for 2021, we calculated the annual total compensation for 2021 for such employee using the same methodology we used for our NEOs as set forth in the Summary Compensation Table for 2021 earlier in this section. For 2021, the value of the annual total compensation of the median employee was $50,612.54.

For 2021, the annual total compensation of our CEO was $19,981,715. The resulting pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees (other than our CEO) for 2021 was approximately 395 to 1.

ITEM 3 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. In accordance with the Audit Committee's charter, the Audit Committee has appointed KPMG LLP as our independent auditors for our fiscal year ending December 31, 2022. We are submitting the selection of our independent auditors for shareholder ratification at the 2022 Annual Meeting. KPMG LLP has been retained as our independent auditor continuously since June 2002. The members of the Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as our independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG LLP are expected to be present at the 2022 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Audit Committee is not bound by the results of the vote regarding ratification of the independent auditors. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain KPMG LLP, but still may retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Omnicom and its shareholders.

> The Board UNANIMOUSLY recommends that shareholders vote **FOR** ratification of the appointment of KPMG LLP as our independent auditors.

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

Fees Paid to Independent Auditors

The following table shows information about fees billed by KPMG LLP and affiliates for professional services, as well as all "out-of-pocket" costs incurred in connection with these services, rendered for the last two fiscal years:

	2021	Approved by Audit Committee	2020	Approved by Audit Committee
Audit Fees[1]	$23,417,807	100%	$20,813,000	100%
Audit-Related Fees[2]	$ 578,150	100%	$ 307,200	100%
Tax Fees[3]	$ 436,050	100%	$ 485,000	100%
All Other Fees[4]	—		—	
Total Fees	$24,432,007		$21,605,200	

[1] *Audit Fees* consist of fees for professional services for the audit and interim reviews of our consolidated financial statements and for the audit of our internal control over financial reporting. Audit fees also include audit services that are normally provided by independent auditors in connection with statutory audit and regulatory filings, as well as consents rendered in connection with registration statement filings and comfort letters rendered in connection with debt offerings. The amounts noted above include reimbursement for direct out-of-pocket travel and other sundry expenses.

[2] *Audit-Related Fees* consist of fees for assurance and audit related services performed for the Company or its subsidiaries but not directly related to the audits. Audit-Related fees include due diligence services and attestation or agreed upon procedures related to certain statutory requirements or local reporting requirements.

[3] *Tax Fees* consist primarily of fees for routine international tax compliance and advisory services, including the review and preparation of statutory tax returns, related compliance services, and routine tax advice.

[4] *All Other Fees* consist of fees for permitted services other than those that meet the criteria above. There were no such services performed in 2021 or 2020.

In deciding to reappoint KPMG LLP to be our independent auditors for 2022, the Audit Committee considered KPMG LLP's provision of services to assure that it was compatible with maintaining KPMG LLP's independence. The Audit Committee determined that these fees were compatible with the independence of KPMG LLP as our independent auditors.

The Audit Committee has adopted a policy that requires it to pre-approve each audit and permissible non-audit service rendered by KPMG LLP except for items exempt from pre-approval requirements by applicable law. On a quarterly basis, the Audit Committee reviews and generally pre-approves specific types of services and the range of fees that may be provided by KPMG LLP without first obtaining specific pre-approval from the Audit Committee. The policy requires the specific pre-approval of all other permitted services and all other permitted services were pre-approved in 2021.

Audit Committee Report

The Audit Committee's primary purpose is to assist the Board in carrying out its oversight responsibilities relating to Omnicom's financial reporting. Management is responsible for the preparation, presentation and integrity of Omnicom's financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and auditing the operating effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has reviewed and discussed with management Omnicom's audited 2021 financial statements as of December 31, 2021. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed under all relevant professional and regulatory standards, which included discussion of the quality of Omnicom's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required under all relevant professional and regulatory standards, and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to in this Report, the Audit Committee recommended to the Board that the audited financial statements of Omnicom for the year ended December 31, 2021 be included in its 2021 10-K.

Members of the Audit Committee
Mary C. Choksi, *Chair*
Deborah J. Kissire
Gracia C. Martore
Valerie M. Williams

ITEM 4 — SHAREHOLDER PROPOSAL REGARDING POLITICAL SPENDING DISCLOSURE

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised that he is the beneficial owner of no less than 100 shares of Omnicom common stock and that he intends to introduce a proposal for the consideration of shareholders at the 2022 Annual Meeting, the text of which reads as follows.



Proposal 4 — Political Spending Disclosure

Shareholders request that Omnicom provide a report, updated semiannually, disclosing our Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described above, including:

    The identity of the recipient as well as the amount paid to each; and

    The title(s) of the person(s) in our Company responsible for decision-making.

The report shall be presented to our board of directors and posted on our Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement

As a long-term shareholder of Omnicom, I support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of our company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Relying on publicly available data does not provide a complete picture of our Company's electoral spending. For example, our Company's payments to trade associations or other tax-exempt "dark money" groups that may be used for election-related activities are undisclosed and unknown.

This proposal asks our Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including Cognizant Technology Solutions, Automatic Data Processing and Accenture, which present this information on their websites or disclose that corporate election-related spending is entirely prohibited.

Our Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections.

This proposal topic won 51% Omnicom shareholder support at our 2021 annual meeting. This 51% support was all the more impressive since it was achieved in spite of Omnicom management sending messages to shareholders after the proxy was distributed to coach shareholders to vote against the 2021 proposal on this same topic.

Please vote to make this important information easily available for our Directors:
Political Spending Disclosure — Proposal 4

THE BOARD'S STATEMENT IN OPPOSITION

The Board considered this proposal and concluded that adoption of the proposal to provide a semiannual report is unnecessary. Omnicom already has procedures in place to provide appropriate oversight of Omnicom's limited political activities, including a Political Contributions Policy (the "Policy") which was informed by shareholder input and adopted by the Board in 2021. In response to feedback from shareholders, we also expanded our disclosures to report U.S. political contributions (if any) and payments to U.S. trade associations, as described in detail below. Given the existing oversight controls we already have in place, the absence of any U.S. political contributions in recent years and our recently enhanced transparency informed by shareholder engagement, the report requested by the proposal would not provide shareholders with any additional meaningful information.

The Board unanimously recommends a vote **AGAINST** this proposal for the following reasons:

Following extensive engagement with our shareholders, Omnicom recently implemented enhanced disclosures to be responsive to shareholder concerns on this topic – including disclosure of payments to U.S. trade associations.

In response to a similar shareholder proposal receiving 51% support at our 2021 Annual Meeting, our Board and management sought shareholder feedback on the current Policy and related disclosures during Omnicom's annual engagement program. We reached out to shareholders holding 65% of our outstanding shares with an invitation to engage. We spoke to every shareholder that accepted our invitation, which represented an aggregate of 40% of our outstanding shares. In response to shareholder feedback, our Board approved enhancements to our trade association membership disclosures to include payments to U.S. trade associations that received more than $50,000 in Omnicom dues or contributions. Political spending was a primary topic across our engagements, and shareholders indicated strong support for our current Policy and the changes already made to increase transparency of our political contributions and trade association memberships in response to last year's proposal. We also engaged with and informed the proponent of these enhancements.

We already disclose Omnicom's U.S. political contributions – we made no U.S. political contributions in 2020 or 2021.

Omnicom does not make political contributions at the holding company level, and following input from our shareholders, we disclosed that Omnicom and its agencies made no U.S. political contributions in 2020 or 2021. Additionally, Omnicom does not have a political action committee, and we do not encourage our agencies to make contributions to political candidates. Given the absence of U.S. political contributions in recent years and the annual disclosure already being provided, the cost of providing additional disclosure on a semiannual basis would far exceed any perceived advantage.

We expanded our trade association membership disclosures in response to shareholder feedback.

Omnicom participates in trade associations because we value their industry expertise and believe they are often helpful for building a consensus among organizations and that our participation is beneficial to Omnicom's shareholders. As noted above, we enhanced our trade association membership disclosures in response to shareholder feedback to include payments to U.S. trade associations that received more than $50,000 in Omnicom dues or contributions. This disclosure is available on our website at www.omnicomgroup.com/about/corporate-governance.

Omnicom's Political Contributions Policy provides oversight and accountability with regard to political contributions and participation in the U.S. political process.

Omnicom's Policy, which was adopted by the Board in 2021, codifies our longstanding positions regarding political contributions and participation in the U.S. political process. The Policy, which is available on our website at www.omnicomgroup.com/about/corporate-governance, governs Omnicom's consideration and approval of political activities in the United States, including political contributions at the federal, state and local levels, membership in trade associations and lobbying activities. The Policy provides guidelines and oversight for the limited number of political contributions our agencies make, if any. Additionally, Omnicom reviews the political entities and trade associations we support to consider whether their business strategies and purposes align with ours.

The Board of Directors UNANIMOUSLY recommends that shareholders vote **AGAINST** this proposal.

Approval of this proposal requires the favorable vote of the holders of a majority of the shares voting on the proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the close of business on March 15, 2022 (except as otherwise noted), with respect to the beneficial ownership of our common stock by:

- each person known by Omnicom to own beneficially more than 5% of our outstanding common stock;

- each current director or nominee;

- each NEO; and

- all directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated, the address for each individual listed below is c/o Omnicom Group Inc., 280 Park Avenue, New York, New York 10017.

Name	Number of Shares Owned[1]	Options Exercisable within 60 Days	Total Beneficial Ownership	Percent of Shares Outstanding[2]
The Vanguard Group[3]	24,979,669	—	24,979,669	12.1%
BlackRock, Inc.[4]	17,600,082	—	17,600,082	8.5%
State Street Corporation[5]	12,127,867	—	12,127,867	5.9%
Philip J. Angelastro[6]	487,577	—	487,577	*
Mary C. Choksi	31,724	—	31,724	*
Leonard S. Coleman, Jr.	36,060	—	36,060	*
Susan S. Denison	53,545	—	53,545	*
Mark D. Gerstein	—	—	—	—
Ronnie S. Hawkins	10,229	—	10,229	*
Deborah J. Kissire	14,321	—	14,321	*
Gracia C. Martore	15,178	—	15,178	*
Jonathan B. Nelson[7]	130,206	—	130,206	*
Michael J. O'Brien[8]	130,027	—	130,027	*
Patricia Salas Pineda	—	—	—	—
Linda Johnson Rice	11,168	—	11,168	*
Daryl D. Simm[9]	135,368	—	135,368	*
Valerie M. Williams	13,165	—	13,165	*
John D. Wren[10]	1,538,494	—	1,538,494	*
All directors and executive officers as a group (18 persons)	2,694,762	—	2,694,762	1.3%

* less than 1%.

(1) This column lists voting securities, and securities the payout of which has been deferred at the election of the holder, including restricted stock held by executive officers. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported. The amounts in the column include:

- shares held pursuant to the outside director equity plan, the payout of which has been deferred at the election of the holder, namely, Ms. Choksi — 31,724 shares, Mr. Coleman — 19,760 shares, Ms. Denison — 51,987 shares, Mr. Hawkins — 7,206 shares, Ms. Kissire — 14,321 shares, Ms. Martore — 15,178 shares, Ms. Rice — 9,160 shares, and Ms. Williams — 13,165 shares;

- shares previously held under restricted stock awards, the payout of which has been deferred at the election of the holder, namely, Mr. Wren — 135,990 shares; and

- shares credited under the Omnicom Group Retirement Savings Plan, namely, Mr. Angelastro — 1,540 shares, and Mr. Wren — 31,740 shares.

(2) The number of shares of common stock outstanding on March 15, 2022 was 206,823,023. The percent of common stock is based on such number of shares and is rounded off to the nearest one-tenth of a percent.

(3) Stock ownership is as of December 31, 2021 and is based solely on a Schedule 13G/A filed with the SEC on February 10, 2022, by The Vanguard Group ("Vanguard"). In the filing, Vanguard reported having shared voting power over 353,488 shares, sole dispositive power over 24,085,497 shares and shared dispositive power over 894,172 shares. Vanguard has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Stock ownership is as of December 31, 2021 and is based solely on a Schedule 13G/A filed with the SEC on February 1, 2022, by BlackRock, Inc. ("BlackRock"). In the filing, BlackRock reported having sole voting power over 15,222,685 shares and sole dispositive power over 17,600,082 shares. BlackRock has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(5) Stock ownership is as of December 31, 2021 and is based solely on a Schedule 13G/A filed with the SEC on February 11, 2022, by State Street Corporation ("State Street"). In the filing, State Street reported having shared voting power over 11,005,289 shares and shared dispositive power over 12,081,781 shares. State Street has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of State Street is Sate Street Financial Center, One Lincoln Street, Boston, MA 02111.

(6) Includes 158,293 PRSUs granted to Mr. Angelastro pursuant to our equity plans.

(7) Includes 89,475 RSUs granted to Mr. Nelson pursuant to our equity plans.

(8) Includes 67,995 RSUs granted to Mr. O'Brien pursuant to our equity plans.

(9) Includes 114,847 RSUs granted to Mr. Simm pursuant to our equity plans.

(10) Includes 375,597 PRSUs granted to Mr. Wren pursuant to our equity plans and 130,360 shares that are held in a joint account shared by Mr. Wren and his wife.

Equity Compensation Plans

Our principal equity plan for employees is the Omnicom Group Inc. 2021 Incentive Award Plan (the "2021 Plan"), which was approved by shareholders at our 2021 Annual Meeting of Shareholders and replaced all of our prior equity incentive plans. The Compensation Committee's independent compensation consultant, FW Cook, provided analysis and input on the 2021 Plan. As a result of the adoption of the 2021 Plan, no new awards may be made under any of Omnicom's prior equity plans. Outstanding equity awards under prior plans, however, were not affected by the adoption of our 2021 Plan.

The purpose of the 2021 Plan is to promote the success and enhance the value of Omnicom by continuing to link the personal interest of participants to those of Omnicom shareholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom shareholders. The 2021 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units.

Persons eligible to participate in the 2021 Plan include all employees and consultants of Omnicom and its subsidiaries, members of our Board or, as applicable, members of the board of directors of a subsidiary, as determined by the committee administering the 2021 Plan (the "IAP Committee"). The IAP Committee is appointed by our Board, and currently is comprised of the members of our Compensation Committee. With respect to awards to independent directors, Omnicom's Board administers the 2021 Plan.

All of our current equity compensation plans have been approved by shareholders. The following table provides information about our current equity compensation plans as of December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($/shr)	Number of securities remaining available for future issuance (#)
Equity compensation plans approved by security holders: 2021 Incentive Award Plan and previously adopted equity incentive plans (other than our ESPP)	4,689,250	$74.30	10,157,026[1]
Equity compensation plans approved by security holders: ESPP Shares	—	—	8,434,456[2]
Equity compensation plans not approved by security holders	—	—	—
Total	4,689,250	$74.30	18,591,482

[1] The maximum number of shares that may be issued under our 2021 Plan is 14,700,000, less one share for each share subject to an award granted under a previously adopted plan ("Prior Plan") This number is subject to upward adjustment since awards granted under previously adopted plans ("Prior Plans") that are forfeited or expire after December 31, 2020, may be used again under the 2021 Plan. Furthermore, shares tendered for payment of or withheld after December 31, 2020 in satisfaction of the tax withholding amounts due upon vesting or settlement of any award that is not an option or stock appreciation right that is granted under the Plan or a Prior Plan may be used under the 2021 Plan. The figure above includes 10,157,026 shares that may be issued under our 2021 Plan. Our 2021 Plan provides that we may no longer grant any awards under our Prior Plans. As of December 31, 2021, there were 4,689,250 stock options outstanding under our equity compensation plans (other than our ESPP) with a weighted-average exercise price of $74.30 and a weighted-average term of 8.64 years and 3,466,726 shares of restricted stock or RSUs outstanding under our equity compensation plans (other than our ESPP).

[2] The ESPP is a tax-qualified plan in which all eligible full-time and part-time domestic employees may participate.

INFORMATION ABOUT VOTING AND THE MEETING

Record Date Shares Outstanding

Holders of our common stock, par value $0.15 per share, as of the close of business on March 14, 2022, will be entitled to vote their shares at the 2022 Annual Meeting. On that date, there were 206,947,507 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the 2022 Annual Meeting.

Quorum; Required Vote; Effect of Abstentions and Broker Non-Votes

More than 50% of the shares entitled to vote will constitute a quorum for the transaction of business at the 2022 Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists. Broker non-votes are proxies returned by brokers or other nominees who do not vote on a particular item because they did not receive instructions from the beneficial owner and were not permitted to exercise discretionary voting authority. If a quorum is not present, the shareholders who are present or represented may adjourn the meeting until a quorum exists. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice need be given. We will, however, publish a press release if the meeting is adjourned to another date. An adjournment will have no effect on business that may have already been conducted at the meeting.

In order to obtain approval of the election of any nominee as a director when the number of nominees equals the number of directors to be elected, assuming a quorum exists, a director nominee must receive a majority of the votes cast with respect to such nominee, meaning the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes will not be considered as votes cast and will have no effect on the election of directors. In order to approve, on an advisory basis, the resolution on the Company's executive compensation, ratify the appointment of KPMG LLP as our independent auditors and approve the shareholder proposal described in the Proxy Statement, assuming a quorum exists, the affirmative vote of the holders of a majority of the shares represented at the meeting and actually voting on the proposal is required. Abstentions and broker non-votes will not be considered as voting on Proposals 2, 3 and 4, and thus will have no effect on the outcome of those proposals.

Voting Prior to the Meeting

Whether or not you plan to attend the 2022 Annual Meeting, we encourage you to vote your shares as soon as possible to ensure that your shares will be represented at the 2022 Annual Meeting. Prior to the meeting, you can vote your shares by proxy card, through the Internet or by telephone. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 2, 2022. We have adopted the Internet and telephone voting procedures to authenticate shareholders' identities, to allow shareholders to provide their voting instructions and to confirm that their instructions have been recorded properly. By submitting your proxy through the Internet, by telephone or by using the proxy card, you will authorize two of our officers or their designees to represent you and vote your shares at the meeting in accordance with your instructions or, if no instructions are given, your shares will be voted as described below in the section entitled "Default Voting."

If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee, the broker, bank or other nominee, as the record holder of the shares, is required to vote those shares according to your instructions. Your broker, bank or other nominee should have sent you a voting instruction card for you to use in directing it on how to vote your shares.

Under existing rules, if your broker holds your shares in its name and you have not given voting instructions, your broker nonetheless has the discretion to authorize the designated proxies to act, except on certain matters. As such, they could vote in respect of the ratification of the appointment of KPMG LLP as our independent auditors, but not on the election of directors, the advisory resolution to approve executive compensation or the shareholder proposal.

Fidelity Management Trust Company, as trustee under our retirement savings plan, and Computershare Trust Company, Inc., as administrator of our ESPP, will vote common stock held in the plans as indicated by participants in whose accounts the shares are held, whether or not vested, on their proxies. Please note that your shares held in either plan will be voted as you instruct if your proxy card, telephone or Internet voting instructions are received on or before 11:59 p.m. Eastern Daylight Time on Thursday, April 28, 2022. In accordance with the terms of the retirement savings plan, Fidelity Management Trust Company will vote all shares for which it does not receive voting instructions by the deadline provided above in the same proportion on each issue as it votes the shares for which it does receive instructions. In accordance with the terms of the ESPP, Computershare Trust Company, Inc. will not vote shares for which it does not receive voting instructions by the deadline provided above.

Voting at the Meeting

You may also vote your shares by attending the 2022 Annual Meeting. To attend in person you must bring a valid photo identification, such as a driver's license or passport, for verification against our record date shareholder list. If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee and you plan to attend the 2022 Annual Meeting, you should bring a brokerage statement showing your ownership of the shares as of the record date or a letter from the broker, bank or other nominee confirming such ownership, and a valid photo identification. If you wish to vote your shares that are held by a broker, bank or other nominee in person at the meeting, you must obtain a proxy from your broker, bank or other nominee and bring such proxy to the meeting.

"Default" Voting

If you submit a proxy, whether through the Internet, by telephone or by using the proxy card, but do not indicate any voting instructions, your shares will be voted "for" the election of all nominees for director, "for" the advisory resolution to approve the Company's executive compensation, "for" the ratification of the appointment of KPMG LLP, and "against" the shareholder proposal. If any other business properly comes before shareholders for a vote at the meeting, your shares will be voted according to the discretion of the holders of the proxy. They may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any adjournments or postponements of the meeting.

Right to Revoke

If you submit your proxy, you may change your voting instructions at any time prior to the vote at the 2022 Annual Meeting. For shares held directly in your name, you may change your vote by granting a new proxy, through the Internet, by telephone or in writing, which bears a later date (thereby automatically revoking the earlier proxy) or by attending the 2022 Annual Meeting and voting. For shares beneficially owned by you, but held in "street name" by a broker, bank or other nominee, please refer to the information forwarded to you by your broker, bank or other nominee for instructions on revoking or changing your proxy.

Tabulation of Votes

Equiniti Trust Company will act as inspectors at the 2022 Annual Meeting. They will determine the presence of a quorum and will tabulate and certify the votes.

ADDITIONAL INFORMATION

Expense of Solicitation

We are making and will bear all costs of this proxy solicitation. Proxies may be solicited by mail, in person, by telephone or by facsimile or electronic transmission by our officers, directors, and regular employees. We may reimburse brokerage firms, banks, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners. We have retained D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005 to assist in the solicitation of proxies. For these services, we will pay D.F. King & Co. a fee of approximately $9,000 and reimburse it for certain out-of-pocket disbursements and expenses.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by Omnicom under the Securities Act of 1933 or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

Availability of Certain Documents

In accordance with the rules promulgated by the SEC, we have elected to provide access to our proxy materials on the Internet. This Proxy Statement and our 2021 Annual Report to Shareholders are available, beginning March 24, 2022, on our website at http://investor.omnicomgroup.com. You may also access our Proxy Statement and our 2021 Annual Report to Shareholders at https://materials.proxyvote.com/681919. You also may obtain a copy of this document, our 2021 Annual Report to Shareholders, our Corporate Governance Guidelines, our Code of Business Conduct, our Code of Ethics for Senior Financial Officers and the charters for our Audit, Compensation, Governance and Finance Committees, without charge, by writing to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary. All of these documents also are available after being approved by the Board through our website at http://www.omnicomgroup.com. Please note that the information contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Delivery of Documents to Shareholders Sharing an Address

If you are the beneficial owner of shares of our common stock held in "street name" by a broker, bank or other nominee, your broker, bank or other nominee may only deliver one copy of this Proxy Statement and our 2021 Annual Report to Shareholders to multiple shareholders who share an address unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders at a shared address. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and our 2021 Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report to Shareholders, now or in the future, should submit this request by writing to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary or by calling our Corporate Secretary at (212) 415-3600. Beneficial owners sharing an address who are receiving multiple copies of Proxy Statements and Annual Reports to Shareholders and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Shareholder Proposals and Director Nominations for the 2023 Annual Meeting

Any shareholder who wishes to present a proposal for inclusion in next year's proxy statement and form of proxy under Rule 14a-8 must deliver the proposal to our principal executive offices no later than the close of business on November 24, 2022. Proposals should be addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary.

For proposals or director nominations submitted outside the process of Rule 14a-8, our By-laws require that written notice of the proposal or nomination be provided to our Corporate Secretary no less than 60 days prior to the date set for the 2023 Annual Meeting of Shareholders. In order for a nomination for director or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting shareholder, the information as to such nominee and shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director or approval of such proposal and such solicitation were one to which Rules 14a-3 to 14a-12 under the Exchange Act, apply.

In addition, our By-laws provide a proxy access right permitting certain of our shareholders who have beneficially owned 3% or more of our outstanding common stock continuously for at least three years to submit nominations via the Company's proxy materials for up to 20% of the directors then serving, but not less than two. Notice of proxy access director nominations for the 2023 Annual Meeting of Shareholders must be delivered to our principal executive offices no earlier than October 25, 2022 and no later than the close of business on November 24, 2022. Proposals should be addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary. In addition, the notice must set forth the information required by our By-laws with respect to each proxy access director nomination that a shareholder intends to present at the 2023 Annual Meeting of Shareholders.

A copy of the applicable By-law provisions may be obtained, without charge, upon written request addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary. As the rules of the SEC and our By-laws make clear, submitting a proposal or nomination does not guarantee its inclusion.

Michael J. O'Brien
Secretary

New York, New York
March 24, 2022

ANNEX A

Non-GAAP Financial Information

We present financial measures determined in accordance with generally accepted accounting principles in the United States ("GAAP") and adjustments to the GAAP presentation ("Non-GAAP"), which we believe are useful measures to evaluate the performance of our businesses. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures reported by us may not be comparable to similarly titled amounts reported by other companies.

We define free cash flow (a Non-GAAP liquidity measure) as net income plus depreciation, amortization, share based compensation expense and plus/(less) other items to reconcile to net cash provided by operating activities. We believe free cash flow is a useful measure of liquidity to evaluate our ability to generate excess cash from our operations.

Our method of calculating free cash flow may differ from methods used by other companies and, accordingly, may not be comparable to such other companies' measures. See the reconciliation of free cash flow to net income, the most directly comparable GAAP measure, below.

Reconciliation of Free Cash Flow to Net Income

| | Year Ended December 31, | |
	2021	**2020**
Net Income	$1,507.6	$1,020.8
Depreciation and Amortization Expense	212.1	222.6
Share-Based Compensation Expense	84.7	70.8
Gain on Disposition of Subsidiary	(50.5)	-
COVID-19 Repositioning Costs	-	277.9
Other Items to Reconcile to Net Cash Provided by Operating Activities, net	31.0	101.6
Free Cash Flow	$1,784.9	$1,693.7

We define after tax reported operating profit (a Non-GAAP financial measure) as reported operating profit less income taxes calculated using the effective tax rate for the applicable period. We believe after tax reported operating profit is a useful measure of after tax operating performance as it excludes the after tax effects of financing and investing activities on results of operations.

Our method of calculating after tax reported operating profit may differ from methods used by other companies and, accordingly, may not be comparable to such other companies' measures. See the reconciliation of after tax reported operating profit to reported operating profit, the most directly comparable GAAP measure, below.

Reconciliation of After Tax Reported Operating Profit to Reported Operating Profit

| | Year Ended December 31, | |
	2021	**2020**
Reported Operating Profit	$2,197.9	$1,598.8
Effective Tax Rate for the Applicable Period	24.6%	27.1%
Income Taxes on Reported Operating Profit	540.7	433.3
After Tax Reported Operating Profit	$1,657.2	$1,165.5

We use EBITA and EBITA Margin as additional operating performance measures that exclude the non-cash amortization expense of intangible assets, which primarily consists of amortization of intangible assets arising from acquisitions. We define EBITA as earnings before interest, taxes and amortization of intangible assets, and EBITA Margin as EBITA divided by revenue, both of which are Non-GAAP financial measures. We believe that EBITA and EBITA Margin are useful measures for investors to evaluate the performance of our businesses.

The following table reconciles EBITA and EBITA Margin to the most directly comparable GAAP financial measure, Net Income – Omnicom Group Inc., for the periods presented (in millions):

Reconciliation of EBITA to Net Income

	Year Ended December 31,	
	2021	2020
Net Income – Omnicom Group Inc.	$ 1,407.8	$ 945.4
Net Income Attributed To Noncontrolling Interests	99.8	75.4
Net Income	1,507.6	1,020.8
Income (Loss) From Equity Method Investments	7.5	(6.8)
Income Tax Expense	488.7	381.7
Income Before Income Taxes and Income (Loss) From Equity Method Investments	1,988.8	1,409.3
Interest Expense	236.4	221.8
Interest Income	27.3	32.3
Operating Profit	2,197.9	1,598.8
Operating Profit Margin	15.4%	12.1%
Add back: Amortization of intangible assets	80.0	83.1
EBITA	2,277.9	1,681.9
Revenue	14,289.4	13,171.1
EBITA	$ 2,277.9	$ 1,681.9
EBITA Margin	15.9%	12.8%

The following table reconciles Adjusted Operating Profit to the most directly comparable GAAP financial measure, Operating Profit, for the period presented (in millions):

Reconciliation of Adjusted Operating Profit to Reported Operating Profit and

Calculation of Adjusted Operating Profit Margin used for Performance Metric

	Year Ended December 31, 2021
Reported Operating profit	$ 2,197.9
Less:	
Gain on Disposition of Subsidiary	(50.5)
Adjusted Operating Profit used for Performance Metric	$ 2,147.4
Revenue	$14,289.4
Adjusted Operating Profit Margin used for Performance Metric	15.0%

Calculation of EBITA Margin used for Performance Metric

	Year Ended December 31, 2021
EBITA	$ 2,277.9
Less:	
Gain on Disposition of Subsidiary	(50.5)
EBITA used for Performance Metric	$ 2,227.4
Revenue	$14,289.4
EBITA Margin used for Performance Metric	15.6%

Calculation of Diluted EPS Growth used for Performance Metric

	Year Ended December 31,	
	2021	**2020**
Net Income – Omnicom Group Inc.	$ 1,407.8	$ 945.4
Adjustments:		
COVID-19 Repositioning Costs	-	223.1
COVID-19-Related Asset Impairment	-	47.1
Gain on Disposition of Subsidiary	(50.5)	-
Net Income – Omnicom Group Inc. used for Diluted EPS Growth Performance Metric	$ 1,357.3	$ 1,215.6
Diluted weighted average shares	215.6	216.2
Diluted EPS Used for Performance Metric	$ 6.30	$ 5.62
Diluted EPS Growth for Performance Metric	12.0%	





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